THE Campbell's COMPANY



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Notice of 2026 Annual Meeting of Shareholders & Proxy Statement

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

WHEN
Tuesday, November 17, 2026
9:00 a.m. Eastern Time

WHERE
Live Webcast at
https://meetnow.global/CPB2026

ITEMS OF BUSINESS

1. Elect the 12 director nominees recommended by the Board for a one-year term.
2. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2027.
3. Vote on an advisory resolution to approve the fiscal 2026 compensation of our named executive officers, commonly referred to as a "Say on Pay" vote.
4. Vote to approve an amendment and restatement of the Company's 2022 Long-Term Incentive Plan.
5. Vote on a shareholder proposal regarding a report on the effectiveness of the Company's regenerative agriculture program including pesticide reduction outcomes, if properly presented at the 2026 Annual Meeting.
6. Transact any other business properly brought before the meeting.

PROXY VOTING

Your vote is extremely important. Even if you plan to attend the live webcast of the annual meeting, please vote as soon as possible using the Internet, by telephone, or by completing, signing, dating and returning your proxy card.

Using the Internet and voting at the website listed on the proxy card or the e-proxy notice;

Using the toll-free phone number listed on the proxy card or voting instruction form; or

Signing, dating and mailing the proxy card or voting instruction form in the enclosed postage-paid envelope.

RECORD DATE
Shareholders of record as of the close of business on September 23, 2026 are entitled to notice of, and to vote at, the 2026 Annual Meeting of Shareholders ("2026 Annual Meeting") of The Campbell's Company (the "Company").

FORMAT OF THE ANNUAL MEETING OF SHAREHOLDERS
This year's Annual Meeting of Shareholders will be conducted virtually via live webcast. We have designed the format of the 2026 Annual Meeting so that shareholders attending virtually have the same rights and opportunities as they would have at a physical meeting. Shareholders will be able to submit questions during the meeting using online tools, providing our shareholders with the opportunity for meaningful engagement with the Company.

Access to the Audio Webcast of the Annual Meeting: The live audio webcast of the 2026 Annual Meeting will begin at 9:00 a.m. Eastern Time. Online access to the audio webcast will be open prior to the start of the 2026 Annual Meeting to allow time for you to log in and test your device's audio system.

Attendance Instructions: Shareholders will be unable to physically attend the 2026 Annual Meeting. The 2026 Annual Meeting will be held virtually via a live webcast. To attend the virtual meeting, go to https://meetnow.global/CPB2026. In order to vote and examine the Company's share list during the 2026 Annual Meeting, you will also need the 15-digit control number found on your Notice of Internet Availability, your proxy card or on the instructions that accompany your proxy materials.

Submitting Questions at the Annual Meeting: An online portal is available to shareholders at https://meetnow.global/CPB2026 where you can view and download our proxy materials and our Annual Report on Form 10-K for the year ended August 2, 2026 and vote your shares. On the day of, and during, the 2026 Annual Meeting, you can view our agenda and meeting procedures and submit questions on https://meetnow.global/CPB2026. Shareholders must have their 15-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items of business for the meeting. In addition, after the business portion of the 2026 Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer all questions submitted that are pertinent to the Company and the items being voted on by shareholders during the 2026 Annual Meeting, as time permits and in accordance with our meeting procedures. Answers to questions not addressed during the 2026 Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficient use of the Company's resources, and address all shareholder questions, we will respond to no more than two questions from any single shareholder.

Technical Assistance: Online access to the webcast will be open prior to the start of the 2026 Annual Meeting to allow time for you to log in and test your computer audio system. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the meeting in advance or during the meeting time, please call (888) 724-2416 (toll-free) or (781) 575-2748 (international).

Your vote is extremely important. Even if you plan to attend the 2026 Annual Meeting live via webcast, please vote as soon as possible using the Internet, by telephone, or by completing, signing, dating and returning your proxy card or voting instruction form.

Thank you for your continued support, interest and investment in The Campbell's Company.

By Order of the Board of Directors,



Charles A. Brawley, III
Executive Vice President, General Counsel and Corporate Secretary

October 7, 2026

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

On or about October 7, 2026, we began mailing a Notice Regarding Internet Availability of Proxy Materials ("Notice") to our shareholders and on or about October 8, 2026, we began mailing paper copies of the proxy statement and the accompanying proxy card and other proxy materials to those shareholders who specifically requested paper copies. The proxy materials were also posted to www.envisionreports.com/cpb on this date for access by registered shareholders. Shareholders who do not own shares in their own name, but own shares through a bank or broker, may access our proxy materials, including our annual report for the fiscal year ended August 2, 2026 at www.edocumentview.com/cpb.

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into this Proxy Statement or any of our other filings with the Securities and Exchange Commission (the "SEC").

Forward-Looking Statements

This Proxy Statement may contain forward-looking statements within the meaning of the federal securities laws. Examples of forward-looking statements include statements regarding our strategy, plans, and objectives and other statements that are not historical facts. You can identify forward-looking statements by their use of forward-looking words, such as "may," "will," "anticipate," "expect," "believe," "estimate," "intend," "plan," "aspire," "should," "could," "seek," "goal," "target," or comparable terms. Readers of this document should understand that these statements are not guarantees of performance. Forward-looking statements provide our current expectations and beliefs concerning future events and are subject to risks, uncertainties, and factors relating to our business and operations, all of which are difficult to predict and could cause our actual results to differ materially from the expectations expressed in or implied by such forward-looking statements. These risks, uncertainties, and factors include those described in our reports filed from time to time with the SEC. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

TABLE OF CONTENTS

WHERE TO OBTAIN FURTHER INFORMATION

Shareholders may receive a copy of our Annual Report on Form 10-K for the fiscal year ended August 2, 2026 ("2026 Form 10-K"), and copies of our Code of Business Conduct and Ethics, Corporate Governance Standards, and the charters of the four standing committees of the Board of Directors, without charge, by:

(1) writing to Investor Relations, The Campbell's Company, 1 Campbell Place, Camden, NJ 08103; or

(2) emailing the Company's Investor Relations Department at IR@campbells.com.

These documents are or will be available on our corporate website at https://investor.thecampbellscompany.com.

Shareholders may elect to receive future distributions of annual reports and proxy statements by electronic delivery and vote Campbell's shares online. To take advantage of this service you will need an email account and access to an Internet browser. To enroll, go to the Investor Resources portion of our website at https://investor.thecampbellscompany.com and click on "Information Request Form."

PROXY STATEMENT SUMMARY

The Board of Directors (the "Board") of The Campbell's Company (the "Company," "we," "us," "our" or "Campbell's") is furnishing this proxy statement and soliciting proxies in connection with the proposals to be voted on at The Campbell's Company 2026 Annual Meeting of Shareholders ("2026 Annual Meeting") and any postponements or adjournments thereof. This proxy statement and the accompanying Notice of 2026 Annual Meeting of Shareholders and proxy card are first being sent to shareholders on or about October 8, 2026. This summary highlights certain information contained in this proxy statement but does not contain all the information you should consider when voting your shares. Please read the entire proxy statement carefully before voting.

2026 Annual Meeting Information

Date	November 17, 2026
Time	9:00 a.m. Eastern Time
Location	Live Webcast at: https://meetnow.global/CPB2026
Record Date	September 23, 2026
Admission	To attend the live webcast of the 2026 Annual Meeting, you will need to log in to https://meetnow.global/CPB2026 and use the 15-digit control number shown on your Notice of Internet Availability of Proxy Materials, proxy card or voting instructions form.
Stock Symbol	CPB
Stock Exchange	The Nasdaq Stock Market LLC ("Nasdaq")
Corporate Website	www.thecampbellscompany.com

Meeting Agenda

Proposals

- Election of 12 Board-recommended director nominees to the Board of Directors for a one-year term
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2027
- "Say on Pay" advisory resolution to approve fiscal 2026 executive compensation
- Approval of an amendment and restatement of the Company's 2022 Long-Term Incentive Plan
- A shareholder proposal regarding a report on the effectiveness of the Company's regenerative agriculture program including pesticide reduction outcomes, if properly presented at the 2026 Annual Meeting
- Transact other business that may properly come before the meeting

VOTING MATTERS AND VOTE RECOMMENDATIONS

Item	Board Recommendation	Vote Standard	Reasons for Recommendation	More Information
1. Election of 12 Board-recommended director nominees to the Board of Directors for a one-year term	**FOR EACH NOMINEE**	Majority of the votes cast	The Board and the Governance Committee believe the individuals recommended by the Board possess the skills, experience and qualifications to effectively monitor performance, provide oversight and support management's execution of Campbell's long-term strategy.	Page 15
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2027	**FOR**	Majority of the votes cast	The Audit Committee believes that the re-appointment of PricewaterhouseCoopers LLP is in the best interests of Campbell's and our shareholders.	Page 36
3. "Say on Pay" advisory resolution to approve fiscal 2026 executive compensation	**FOR**	Majority of the votes cast	The Board and the Compensation and Organization Committee believe our executive compensation program incorporates a number of compensation governance best practices and aligns to performance.	Page 39
4. Approval of an amendment and restatement of the Company's 2022 Long-Term Incentive Plan	**FOR**	Majority of the votes cast	The Board and the Compensation and Organization Committee believe our 2022 Long-Term Incentive Plan, as amended and restated, will serve to continue to align the interests of employees and non-employee directors with shareholders.	Page 75
5. Shareholder Proposal - Regenerative Agriculture Program Report	**AGAINST**	Majority of the votes cast	The Board believes that the Company already provides appropriate disclosures about its regenerative agriculture program.	Page 82

How to Vote

Even if you plan to attend the live webcast of the 2026 Annual Meeting, please vote in advance of the meeting using one of the following voting methods (see page 12 for additional details). If you are voting via the Internet or by telephone, be sure to have your proxy card or voting instruction form in hand and follow the instructions. You can vote any of three ways:

Internet

Using the Internet and voting at the website listed on the proxy card or e-proxy notice.

Telephone

Using the toll-free phone number listed on the proxy card/voting instruction form.

Mail

Signing, dating and mailing the proxy card in the enclosed postage paid envelope.

OUR STRATEGY

We are taking action to transform Campbell's into a top performing U.S. branded food company, consistently and profitably growing net sales by empowering everyday cooking and elevating everyday snacking. Our strategy is focused on strengthening our position in U.S. everyday cooking and snacking, rapidly turning consumer insights into relevant food and brands, and advancing enterprise-wide transformation initiatives that support our long-term growth. We plan to direct our efforts on priority areas within everyday cooking and everyday snacking by identifying clear brand roles and growth channels, while continuing to execute across our broader brand portfolio and retail landscape. We believe this strategy is designed to strengthen our connection with consumers, improve execution across the enterprise and position the Company to deliver sustainable profitable growth and long-term value for our shareholders.

FISCAL 2026 PERFORMANCE

Our fiscal 2026 performance reflects top-line softness and inflation-driven margin headwinds. While fiscal 2026 presented challenges, including a dynamic operating environment, we believe the actions taken and investments we made during the year strengthened our portfolio, improved our capabilities and helped to position the Company to drive improved long-term performance.

On September 3, 2026, we announced our fiscal 2026 financial results, which included:

- Net sales of $9.744 billion, a decrease of 5% versus 2025
- Organic net sales of $9.733 billion, a decrease of 2% versus 2025
- Earnings before interest and taxes (“EBIT”) of $852 million, a decrease of 24% versus 2025
- Adjusted EBIT of $1.181 billion, a decrease of 21% versus 2025
- Earnings per share (“EPS”) of $1.31, a decrease of 35% versus 2025
- Adjusted EPS of $2.17, a decrease of 27% versus 2025
- Cash flows from operations of $1.039 billion, versus $1.131 billion in 2025
- Meals & Beverages net sales and operating earnings decreased 4% and 14%, respectively, versus 2025
- Snacks net sales and operating earnings decreased 6% and 28%, respectively, versus 2025

We encourage you to review our Annual Report to Shareholders that will accompany this Proxy Statement for additional information on our fiscal 2026 performance and our financial results. Information on items impacting comparability is available in Appendix A, which also provides a reconciliation of organic net sales, adjusted EBIT and adjusted EPS, which are non-GAAP measures, to their most comparable GAAP measures.

FISCAL 2026 COMMUNITY & SUSTAINABILITY HIGHLIGHTS

In fiscal 2026, we focused on strengthening and empowering vibrant communities through our employee engagement and grantmaking programs. The Campbell’s Foundation’s grantmaking enabled nonprofit organizations in Campbell’s communities to engage in a range of important community work focused on increasing food access, encouraging healthy living and nurturing neighborhoods. In fiscal 2026, Community Impact Grants totaling $1,000,000 were awarded to support our Campbell’s communities.

This year’s Days of Service resulted in over 7,500 volunteer hours, with employees completing more than 350 in-person volunteer projects across our Campbell’s locations. From hosting community clean-ups and donation drives to preparing and serving meals at local food organizations, thousands of employees gave back to our communities. Our annual employee giving campaign also raised more than $1 million for nonprofit organizations through employee contributions and foundation matches.

In fiscal 2026, we continued our signature program, Full Futures, which is aimed at fostering a school nutrition environment that ensures all students are well nourished and ready to thrive at school and in life. The goal of Full Futures is to create sustainable, scalable changes in school nutrition. Full Futures Camden completed its fifth year in fiscal 2026, closing out our original five-year commitment. Full Futures Charlotte completed its fourth year, and Full Futures Hanover, completed its second year. Our fiscal 2026 total investment in the Full Futures program was over $1.5 million across three locations.

Our focus on sustainability remained strong in fiscal 2026. We built on previously achieved goals in animal welfare, responsible sourcing and regenerative agriculture. We continued to work towards our science-based emissions reduction targets and packaging goals, through direct actions and collaborations with suppliers, customers, industry groups, and others. Making progress is not without challenges, including cost pressures and market volatility which affected our ability to achieve our water and waste goals. We continue to recognize the importance of these issues and established new goals beginning in fiscal 2026 to reduce food waste and contribute to improved watershed health in high-risk locations. We also maintained our commitment to transparency and disclosure, publishing a Corporate Responsibility Report which included climate risk information and references the Global Reporting Initiative and Sustainability Accounting Standards Board reporting frameworks. The report can be accessed at www.thecampbellscompany.com/our-impact/reports-and-policies/, but is not, and will not be deemed to be a part of this proxy statement or incorporated by reference into any of our filings with the SEC. See pages 28 through 30 for more information about our sustainability activities.

ITEM 1: ELECTION OF DIRECTORS

DIRECTOR NOMINEES

Your Board recommends a vote FOR all of the nominees listed below:

Name	Age	Director Since	Independent	Audit	Comp. & Org.	Finance & Corp. Dev.	Governance
			Board Committee Composition				
Fabiola R. Arredondo	59	2017	✓	✓		✓	
Howard M. Averill *(Audit Committee Financial Expert)*	62	2017	✓	✓ (C)		✓	
Mick J. Beekhuizen	50	2025					
Bennett Dorrance, Jr.	55	2022	✓	✓			✓
Maria Teresa (Tessa) Hilado *(Audit Committee Financial Expert)*	62	2018	✓	✓		✓ (C)	
Grant H. Hill	54	2021	✓		✓		✓
Sarah Hofstetter	52	2018	✓		✓		✓
Marc B. Lautenbach	65	2014	✓		✓ (C)	✓	
Mary Alice D. Malone, Jr.	43	2025	✓		✓	✓	
Keith R. McLoughlin *Independent Board Chair*	70	2016	✓				
Kurt T. Schmidt	69	2018	✓		✓		✓
Archbold D. van Beuren	69	2009	✓	✓			✓ (C)

Committee composition shown above is as of the date of this proxy statement. Current committee assignments are indicated by a (✓), and committee chairs are indicated by (C). Additional information about each nominee's background and experience can be found beginning on page 17.

COMPOSITION OF THE CAMPBELL'S COMPANY DIRECTOR NOMINEES

Independence



1
Non-independent
11
Independent

Tenure of Independent Director Nominees



6
6-10 years
2
Over 10 years
8.6 years
Average Tenure
3
0-5 years

Age of Independent Director Nominees



1
40s
4
50s
60.5 years
Average Age
5
60s
1
70s

We have a diverse, independent Board. Four of our 12 Director nominees are women, three of our 12 Director nominees are ethnically diverse and 11 of our 12 Director nominees are independent, including our Board Chair. All members of the Audit, Compensation and Organization, Finance and Corporate Development and Governance Committees are independent.

The Board is composed of Directors who bring a mix of fresh perspectives and deeper experience, and includes three who are descendants of our founder. Since the beginning of 2020, we have refreshed the Board with the addition of four new independent directors. The average tenure of our non-management director nominees is approximately 8.6 years. All Directors are committed to the Company's long-term success and creating value for all shareholders.

Skills and Experience

As a group, our independent Director nominees possess a broad range of experience and skills including:

Business Operations/Leadership
64%

Food/Consumer Products Industry
64%

Marketing, Digital, Brand Management/Sales
73%

Strategic Transactions
64%

Finance/Capital Allocation
64%

Financial Expertise/Accounting
45%

Information Technology/Security
27%

Significant/Long-Term Shareholder
27%

Public Company Board/Corporate Governance Experience
73%

Sustainability/Human Capital Management
45%

See Director biographies beginning on page 17 for further detail.

Corporate Governance Highlights

Director and Committee Independence	■ 11 of 12 director nominees are independent ■ 4 fully independent Board committees: Audit, Compensation and Organization, Finance and Corporate Development and Governance
Board Accountability	■ Annual election of directors ■ Simple majority voting standard in uncontested elections ■ Shareholder ability to act by written consent and call special meeting
Board Leadership	■ Independent Board Chair
Board Evaluation and Effectiveness	■ Annual Board and Committee self-assessments ■ Annual director evaluations ■ Annual independent director evaluation of the Board Chair and the CEO
Board Refreshment and Composition	■ Balance of new and experienced directors, with tenure of independent director nominees averaging 8.6 years ■ Added 4 new independent directors since the beginning of 2020 ■ Average age of independent director nominees is 60.5 years
Director Engagement	■ All directors attended at least 90% of Board and Committee meetings in fiscal 2026 ■ Corporate Governance Standards limit director membership on other public company boards ■ Shareholder ability to contact directors (as described on page 30)
Director Access	■ Significant interaction with senior business leaders through regular business reviews and Board presentations ■ Directors have access to senior management and other employees ■ Directors have the ability to hire outside experts and consultants as they deem necessary
Clawback and Anti-Hedging Policies	■ Clawback policies that provide for mandatory recoupment of incentive compensation upon an accounting restatement and discretionary recoupment under certain circumstances outside of an accounting restatement ■ Performance share award agreements allow clawback for a breach of a duty of loyalty ■ Insider Trading Policy prohibits all directors, officers and employees from engaging in any hedging investments involving Campbell's stock
Share Ownership	■ Robust stock ownership guidelines for directors and executive officers ◦ CEO required to hold shares equivalent to 6x salary ◦ Other executive officers are required to hold shares equivalent to 3.5x salary ◦ Directors required to hold shares equivalent to 5x the cash portion of their annual retainer within five years of first joining the Board

ITEM 2: RATIFICATION OF AUDITORS

Based on the Audit Committee's assessment of PricewaterhouseCoopers LLP's performance, qualifications and independence, it believes their re-appointment for fiscal 2027 is in the best interests of the Company and its shareholders. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey or our Restated Certificate of Incorporation or By-Laws, but as a matter of good corporate governance, the Board is submitting this proposal to shareholders. Even if the appointment is ratified, the Audit Committee may select a different audit firm at any time during the year if it determines that this would be in the best interests of the Company and its shareholders.

ITEM 3: ADVISORY VOTE ON FISCAL 2026 EXECUTIVE COMPENSATION

We offer a total compensation package that is designed to attract, motivate and retain the caliber of talent needed to deliver successful business performance in absolute terms and relative to competition. Our compensation program is designed to link pay to Company, division and individual performance.

The objectives of our executive compensation program are to:

- Align the financial interests of our named executive officers (“NEOs”) with those of our shareholders, in both the short and long term
- Provide incentives for achieving and exceeding our short- and long-term goals
- Attract, motivate and retain key executives by providing total compensation that is competitive with compensation paid at other companies in the food, beverage and consumer products industries
- Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization

Our Executive compensation program reflects the following best practices:

WE DO	WE DO NOT
✓ Maintain a strong alignment between corporate performance and compensation	✗ Have an employment agreement with our Chief Executive Officer or any other NEO
✓ Annually review the risk profile of our compensation programs and maintain risk mitigators	✗ Pay dividends or dividend equivalents to NEOs on unearned equity awards
✓ Use an independent compensation consultant retained directly by the Compensation and Organization Committee	✗ Reprice stock options without the approval of Campbell’s shareholders
✓ Use “double-trigger” change in control provisions in all change in control agreements with our NEOs	✗ Provide tax-gross ups in any change in control agreement
✓ Have clawback policies for mandatory incentive compensation recoupment in the event of an accounting restatement and discretionary recoupment under certain circumstances outside of an accounting restatement and have performance share award agreements that allow for award clawback in the event of a breach of duty of loyalty	✗ Allow any directors, officers or employees to hedge Campbell’s common stock
✓ Maintain robust stock ownership guidelines for all executive officers	✗ Allow any directors or executive officers to pledge Campbell’s common stock

Our pay mix places the greatest emphasis on performance-based incentives, which are not guaranteed. Approximately 89% of our Chief Executive Officer’s fiscal 2026 target total direct compensation, and approximately 75% of the average fiscal 2026 target total direct compensation of our other NEOs, were at risk:

CEO


89% at-risk
Base Salary
11%
Bonus
17%
LTI
72%

Other NEOs


75% at-risk
Base Salary
25%
Bonus
21%
LTI
54%

Please see the Compensation Discussion and Analysis, beginning on page 40, for a more detailed discussion of our executive compensation program.

ITEM 4: AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2022 LONG-TERM INCENTIVE PLAN

We believe that our long-term compensation program aligns the interests of employees, officers and directors with our shareholders to create long-term shareholder value. The Company's 2022 Long-Term Incentive Plan, as amended and restated, will enable us to continue to make equity compensation grants that serve as incentives to recruit and retain key employees and non-employee directors.

Please see the discussion beginning on page 75 for a more detailed discussion of the amendment and restatement of the Company's 2022 Long-Term Incentive Plan.

2026 ANNUAL MEETING INFORMATION

2026 Proxy Materials

Why am I receiving these proxy materials?

You received printed versions of these materials because you owned shares of Campbell's common stock on September 23, 2026, the record date, and that entitles you to notice of, and to vote at, the 2026 Annual Meeting. This proxy statement describes the matters to be voted on at the meeting and provides information on those matters. The proxy materials (which include our annual report to shareholders for the fiscal year ended August 2, 2026) provide certain information about the Company that we must disclose to you when the Board of Directors solicits your proxy.

Why did I receive a Notice Regarding Internet Availability of Proxy Materials instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a paper copy of our proxy materials to all of our shareholders, we have again decided to provide access to our proxy materials to many shareholders via the Internet. We believe this decision reduces both the amount of paper necessary to produce the materials and the costs associated with mailing the materials to all shareholders.

On or about October 7, 2026, we sent a Notice Regarding Internet Availability of Proxy Materials ("Notice") to most of our shareholders. These shareholders have the ability to access the proxy materials on a website referred to in the Notice, or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the 2026 Annual Meeting.

How can I get a paper copy of the proxy materials?

The Notice contains instructions on how to obtain a paper copy of all proxy materials – including this proxy statement, our 2026 Annual Report to Shareholders and a proxy card. If you would like to receive paper copies of our proxy materials, please follow the instructions on the Notice and submit your request by November 6, 2026 to ensure that you receive the materials before the 2026 Annual Meeting. We encourage our shareholders to elect to receive future proxy materials electronically by e-mail to support our sustainability efforts.

How can I get electronic access to the proxy materials?

Shareholders may elect to receive future distributions of proxy materials by electronic delivery. To take advantage of this service you will need an email account and access to an Internet browser. To enroll, go to the Investor Resources portion of our website at https://investor.thecampbellscompany.com and click on "Information Request Form." Your enrollment for electronic delivery of proxy materials will remain in effect until you terminate it or for so long as the email address provided by you is valid.

Registered shareholders (your shares are registered in your own name with our transfer agent, Computershare) may access the 2026 proxy materials at www.envisionreports.com/cpb. Shareholders who are the beneficial owners of shares held in street name (you hold your shares through a broker, bank or other holder of record) may access the 2026 proxy materials at: www.edocumentview.com/cpb. Our 2026 proxy materials are also available on our website at https://investor.thecampbellscompany.com.

What is "householding"?

We are sending only one Notice or one copy of our proxy materials to shareholders who share the same last name and address, unless they have notified us that they want to receive multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and printing and postage costs. If any shareholder residing at such address wishes to receive a separate copy of our proxy materials in the future, or, if any shareholders sharing an address are receiving multiple copies of the Notice or proxy materials and would like to request delivery of a single copy, he or she may contact the Office of the Corporate Secretary, The Campbell's Company, 1 Campbell Place, Camden, NJ 08103.

Voting Procedures

Who may vote at the 2026 Annual Meeting?

Only shareholders of record at the close of business on September 23, 2026, the record date for the meeting, are entitled to notice of, and to vote at, the 2026 Annual Meeting and any adjournment or postponement thereof.

How do I vote?

Whether you are a shareholder of record or a beneficial owner whose shares are held in street name, you can vote any one of four ways:

- ***Via the Internet.*** You may vote by visiting the website and entering the control number found in the Notice, proxy card or voting instruction form.
- ***By Telephone.*** You may vote by calling the toll-free number found in the Notice, proxy card or voting instruction form.
- ***By Mail.*** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the postage-paid envelope provided.
- ***The Annual Meeting.*** You are encouraged to vote beforehand by Internet, telephone or mail. You also may vote during the 2026 Annual Meeting even if you have already voted in advance. If you are a shareholder of record and you plan to attend the live audio webcast of the 2025 Annual Meeting, go to https://meetnow.global/CPB2026 on the day of the meeting. You will also need the 15-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials to login and vote. If you are the beneficial owner of shares held for you by a broker and you would like to vote your shares electronically at the 2026 Annual Meeting, you must register in advance using the instructions below.

How do I register to attend the 2026 Annual Meeting via Live Webcast?

If you are a registered shareholder (your shares are registered in your own name with our transfer agent, Computershare), you do not need to register to attend the 2026 Annual Meeting via live webcast. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, and you want to vote or ask a question at the 2026 Annual Meeting, you must register in advance to attend the 2026 Annual Meeting via live webcast. Otherwise, you may enter the webcast as a guest. To register to attend the 2026 Annual Meeting via live webcast as a shareholder you must submit a legal proxy reflecting your Campbell's holdings along with your name and email address to our transfer agent, Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on November 10, 2026. You will receive a confirmation of your registration by email after we receive your registration materials. Requests for registration should be directed to us at the following:

- ***By Email.*** Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.
- ***By Mail.*** Send to Computershare, The Campbell's Company Legal Proxy, P.O. Box 43006, Providence, RI 02940-3001.

What constitutes a quorum at the 2026 Annual Meeting?

The holders of record of a majority of the shares of the Company issued and outstanding and entitled to vote at the 2026 Annual Meeting present in person or represented by proxy will constitute a quorum, which is the minimum number of shareholders that must be present or represented by proxy at the meeting to transact business. Votes "for" and "against", "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. As of September 23, 2026, we had 298,234,693 shares of common stock issued, outstanding and entitled to vote at the 2026 Annual Meeting.

Once a share is counted as present at the meeting, it will be deemed present for quorum purposes for the entire meeting and for any adjournments of the meeting unless a new record date is set.

What is the voting requirement to approve each of the proposals?

Assuming a quorum is present, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Can I revoke my proxy or change my vote after I vote by proxy?

Yes, you may revoke your proxy or change your vote at any time prior to the 2026 Annual Meeting by:

- voting again via the Internet or by telephone,
- completing, signing, dating and returning a new proxy card or voting instruction card with a later date, or
- notifying the Office of the Corporate Secretary in writing that you are revoking your vote and attending the 2026 Annual Meeting and voting in person.

How do abstentions, unmarked proxy cards and broker non-votes affect the voting results?

Abstentions: Abstentions will not count as votes cast "for" or "against" a matter, and therefore will not affect the voting results.

Unmarked proxy cards: If you sign and return a proxy card or voting instruction card but do not mark how your shares are to be voted, the individuals named as proxies will vote your shares, if permitted, in accordance with the Board's recommendations.

Broker Non-Votes: If you are the beneficial owner of shares held for you by a broker, your broker must vote those shares in accordance with your instructions. If you do not provide your broker with instructions as to how to vote such shares, your broker will only be able to vote your shares at its discretion on certain "routine" matters. Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm is the only proposal considered a routine matter to be presented at the 2026 Annual Meeting. Brokers will not be permitted to vote your shares on any of the other matters presented at the 2026 Annual Meeting without your voting instructions. If you do not provide voting instructions on these matters, including the election of the director nominees named herein, the shares will be considered "broker non-votes" with respect to such matters. Broker non-votes are included in the number of shares considered to be present at the meeting for purposes of determining a quorum, but will not count as votes cast "for" or "against" any director nominee or other proposal.

How do I vote my 401(k) Plan shares?

To vote your The Campbell's Company 401(k) Retirement Plan shares, you must sign and return the proxy card or vote via the Internet or telephone as instructed in the proxy materials. If you do not provide voting instructions by November 10, 2026, the trustee will vote your shares in the same proportion as the shares of other participants for which the trustee has received proper voting instructions.

Where can I find the voting results of the 2026 Annual Meeting?

We expect to announce preliminary voting results at the 2026 Annual Meeting. We will also disclose the voting results on a Form 8-K filed with the SEC on or before November 23, 2026.

How are proxies solicited and what is the cost?

This solicitation of proxies is authorized by, and made on behalf of, our Board of Directors, and we will bear the cost.

Proxy solicitation material will be distributed to shareholders and our directors, officers and employees may communicate with shareholders to solicit their proxies. They will not receive any additional compensation for these activities. Brokers, banks and others holding stock in their names, or in names of nominees, may request and forward proxy solicitation material to beneficial owners and seek authority for execution of proxies, and we will reimburse them for related out-of-pocket expenses. We have retained D.F. King & Co., Inc. to assist us with the solicitation of proxies for a fee of $15,750 plus reimbursement of expenses.

Attending the 2026 Annual Meeting

How can I attend the 2026 Annual Meeting via Live Webcast?

This year's Annual Meeting of Shareholders will be conducted solely via live webcast, and shareholders will not be able to physically attend the meeting.

The live webcast of the 2026 Annual Meeting will begin at 9:00 a.m. Eastern Time on Tuesday, November 17, 2026.

Online access to the audio webcast will be open prior to the start of the 2026 Annual Meeting. To attend the virtual meeting, go to https://meetnow.global/CPB2026. In order to vote and examine the Company's share list during the Annual Meeting, you will also need the 15-digit control number found on your Notice of Internet Availability, your proxy card or on the instructions that accompany your proxy materials.

ITEM 1 — ELECTION OF DIRECTORS

Our Board has general oversight responsibility for the Company's affairs pursuant to the New Jersey Business Corporation Act and the Company's Restated Certificate of Incorporation and By-Laws. In exercising its fiduciary duties, the Board represents and acts on behalf of the Company's shareholders and is committed to strong corporate governance, as reflected through its policies and practices. The Board is deeply involved in the Company's strategic planning process, leadership development, succession planning, and oversight of risk management.

The Company By-Laws give the Board the authority to determine the number of directors, between 12 and 16. The Board is currently comprised of 12 directors, all of whom have been nominated by the Board for re-election.

Directors are to be elected to hold office until the next Annual Meeting of Shareholders and until their successors are elected and shall have qualified, or until their earlier resignation, retirement or removal. Directors are elected by a majority of the votes cast; abstentions and broker non-votes will not be counted as votes cast on this proposal. In fiscal 2026, the Board amended our Corporate Governance Standards to increase the director retirement age from 72 to 75, so no director may stand for re-election to the Board after reaching age 75, subject to the limited exception below. The updated policy aligns with evolving market practice, preserves an effective refreshment mechanism, supports succession planning, and retains the Board's limited ability to waive the policy where, upon recommendation of the Governance Committee, the Board determines that due to a director's unique capabilities and/or special circumstances such re-nomination is in the best interests of the Company and its shareholders.

DIRECTOR QUALIFICATIONS AND BOARD COMPOSITION

The Governance Committee is responsible for investigating, reviewing and evaluating the qualifications of candidates for membership on the Board and for assessing the contributions and performance of directors eligible for re-election. It is also responsible for recommending director nominees for approval by the Board and nomination for election by shareholders.

Campbell's is a manufacturer and marketer of high-quality, branded food and beverage products. A company of our size must have strong governance, as well as leaders who understand our diverse consumers and business needs. The Governance Committee strives to maintain an engaged, independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The Governance Committee works with the Board to determine the composition of the Board as a whole and believes that the current composition of the Board reflects an appropriate mix of tenure, skill sets, experience, and qualifications that are relevant to the business and governance of the Company.

The Governance Committee believes that all directors should be persons of the highest personal and professional ethics, integrity and values who abide by exemplary standards of business and professional conduct and demonstrate commitment to representing the long-term interests of the Company's shareholders. Directors should bring an inquisitive and objective perspective, practical wisdom and mature judgment to the Board and be committed to devoting the time and attention necessary to fulfill their duties and responsibilities. In furtherance of these objectives, the Governance Committee considers a wide range of factors when nominating candidates for election to the Board, including:

- ***Skills, leadership experience and professional expertise.*** The Governance Committee is committed to having an experienced and qualified Board that has the collective skills, leadership experience and professional expertise gained through work experience and board service, in areas relevant to Campbell's, such as:
  - **Business Operations/Leadership** - Is or has been the Chief Executive Officer, Chief Operating Officer or other C-suite officer of a large public or private corporation. Directors with C-suite leadership experience demonstrate a practical understanding of strategy, risk management, talent management and how large organizations operate.
  - **Food/Consumer Products Industry** - Has experience in the food or consumer products industry, or other complementary field, such as retail. Directors with experience in dealing with consumers, particularly in the areas of producing and selling products or services to consumers, provide valuable market and consumer insights, as well as contribute a broad understanding of industry trends.
  - **Marketing, Digital, Brand Management/Sales** - Has experience in marketing, digital marketing, data analytics, brand management, marketing strategy or sales. Directors with experience identifying, developing and marketing new products, as well as identifying new areas for existing products or implementing new technologies to drive efficiencies, can positively impact the Company's operational results, including by helping the Company understand and anticipate new customer channels and evolving marketing practices.
  - **Strategic Transactions -** Has experience with complex strategic transactions, including mergers, acquisitions and divestitures, as well as the successful integration of acquired businesses. Directors who have experience leading organizations through significant strategic transactions, including acquisitions, divestitures and integration, will provide guidance and oversight as the Company implements its strategy.
  - **Finance/Capital Allocation -** Has experience allocating capital resources across a large, complex enterprise. Having directors with experience allocating capital for large and complex enterprises is important to achieving our financial and strategic objectives, as these individuals provide valuable insights as the Company continues to reduce costs, optimize its manufacturing network and efficiently allocate capital.
  - **Financial Expertise/Accounting -** Has experience in and an understanding of financial reporting and accounting processes and complex financial transactions. Directors with an understanding of financial reporting and accounting processes, particularly in large, global businesses, are essential for ensuring effective oversight of the Company's financial measures and processes.

- **Information Technology/Security -** Has experience with information technology and security. Directors with expertise in information technology and security provide helpful oversight with respect to cybersecurity matters and the use of emerging technologies and modernization of the Company's technology infrastructure to enhance the efficiency of our operations.
- **Significant/Long-Term Shareholder -** Has the perspective of an investor who is interested in the long-term prospects of the Company. A director who is also a long-term, significant shareholder of the Company is aligned with our shareholders by being focused on the long-term health and vitality of the Company and establishing a solid foundation for future growth and profitability.
- **Public Company Board/Corporate Governance Experience -** Has sufficient applicable experience to understand the corporate governance of sophisticated public or private entities, including the legal and other responsibilities of an independent director of a U.S.-based public company. Good corporate governance accompanies and greatly aids the Company's long-term business success and furthers the goals of greater transparency and accountability.
- **Sustainability/Human Capital Management -** Has experience in sustainability, social responsibility or human capital management issues. Environmental stewardship and successful people management are values embedded in our culture and fundamental to our business. Directors with experience and exposure in identifying the risks and opportunities in these areas can help the Company identify long-term value-creation strategies through a responsible and sustainable business model.

- ***Enhancing the Board's composition.*** Although the Board does not have a specific diversity policy, the Governance Committee takes into account a nominee's ability to contribute to the diversity of skills, backgrounds, perspectives and experience of the Board. For this year's election, the Board has nominated 12 individuals who bring valuable viewpoints to the Board. Their collective experience covers a wide range of countries, geographies and industries. The Board's 12 director nominees range in age from 43 to 70. Four of these director nominees, or approximately 33%, are women. Three of these director nominees, or approximately 25%, are ethnically diverse.
- ***Ensuring a balanced mix of tenures.*** The Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of our business and others who bring a fresh perspective. We have added four new independent directors since 2020. The average tenure of our independent director nominees is approximately 8.6 years.
- ***Complying with applicable independence standards and policies on conflicts.*** The Governance Committee considers potential competitive restrictions, other positions the director has held or holds (including other board memberships) and director independence. It believes that any nominee for election to the Board should be willing and able to devote the proper time and attention to fulfill the responsibilities of a director and have no conflicts of interest arising from other relationships or obligations.

The Board has carefully considered whether the slate of director nominees, taken as a whole, fulfills the objectives for Board composition noted above. The independent director nominees collectively have a mix of various skills and qualifications, as set forth in the skills matrix below. These collective attributes enable the Board to provide insightful leadership as it strives to advance our strategies and deliver value to shareholders.


Business Operations/Leadership
64%
Financial Expertise/Accounting
45%
Food/Consumer Products Industry
64%
Information Technology/Security
27%
Marketing, Digital, Brand Management/Sales
73%
Significant/Long-Term Shareholder
27%
Strategic Transactions
64%
Public Company Board/Corporate Governance Experience
73%
Finance/Capital Allocation
64%
Sustainability/Human Capital Management
45%

DIRECTOR NOMINEES

The Board has nominated the 12 individuals appearing below for election by shareholders at the 2026 Annual Meeting. All director nominees listed in this proxy statement were also nominated by the Board and elected by the shareholders at the 2025 Annual Meeting of Shareholders.

Each year, prior to recommending a slate of directors to the Board for nomination, the Governance Committee conducts an assessment of incumbent directors to review their conflicts as well as their commitments, qualifications and contributions to the Board. After review, the Governance Committee recommended each of the incumbent directors identified on pages 17 - 23 as a nominee for election at the 2026 Annual Meeting.

All of the nominees are independent directors, except Mr. Beekhuizen. If a nominee becomes unable or unwilling to serve, proxies will be voted for the election of such person as shall be designated by the Board to replace such nominee, or, in lieu thereof, the Board may reduce its size. All nominees have consented to serve on the Board if elected. The Board knows of no reason why any nominee would be unable or unwilling to serve. Except as otherwise specified on your proxy card, proxies will be voted for election of the nominees named on pages 17 - 23.

Biographical information and Committee memberships as of the date of this proxy statement, including the specific experience, qualifications and skills of each of the director nominees is included below.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING NOMINEES



Director Since: 2017

Age: 59

Independent Director

Committee Memberships:

- Audit
- Finance and Corporate Development

FABIOLA R. ARREDONDO

Biography

Fabiola R. Arredondo has been the Managing Partner of Siempre Holdings, a private, single family investment office based in Greenwich, Connecticut, since 2001. Ms. Arredondo previously held senior operating roles at Yahoo! Inc., the British Broadcasting Corporation (BBC) and Bertelsmann SE & Co. KGaA. Ms. Arredondo received a bachelor's degree in political science from Stanford University, and a master of business administration from Harvard Business School.

Skills and Qualifications

Ms. Arredondo brings a wealth of domestic and international operational and strategic experience as a former senior executive in the digital technology and media fields to the Campbell's Board. She also has extensive public, private and non-profit board experience in a number of relevant areas, including business model transformations, investment acquisition, integration and disposition skills, and the development of e-commerce distribution networks and effective digital marketing and sales initiatives.

Other Public Company Boards

Fair Isaac Corporation (FICO), 2020 – present
Burberry plc, 2015 – 2025



Director Since: 2017

Age: 62

Independent Director

Committee Memberships:

- Audit (Chair)
- Finance and Corporate Development

HOWARD M. AVERILL

Biography

Howard M. Averill served as Executive Vice President and Chief Financial Officer of Time Warner Inc., a global media and entertainment company, from January 2014 until June 2018. Mr. Averill previously served as Executive Vice President, Chief Financial Officer of Time Inc. from 2007 through the end of 2013. Prior to joining Time Inc., Mr. Averill spent 10 years at NBC Universal in a variety of financial roles. Earlier in his career, Mr. Averill worked in strategic planning for PepsiCo, Inc. Mr. Averill received a bachelor's degree in economics from the University of Vermont, and a master of business administration with a concentration in finance from the Kenan-Flagler Business School at the University of North Carolina – Chapel Hill.

Skills and Qualifications

Mr. Averill has significant executive leadership experience, particularly in the areas of finance, accounting, mergers and acquisitions, and strategic planning. As a result of his executive position with a leading media and entertainment company, Mr. Averill also brings digital media expertise and knowledge of information technology and security to the Campbell's Board.

Other Public Company Boards

None in the past 5 years



Director Since: 2025

Age: 50

President and Chief Executive Officer

MICK J. BEEKHUIZEN

President and Chief Executive Officer of The Campbell's Company

Biography

Mick J. Beekhuizen was named President and Chief Executive Officer and a Director of The Campbell's Company effective February 1, 2025. Prior to this role, Mr. Beekhuizen served as Executive Vice President and President, Meals & Beverages from February 2023 to January 2025 and Executive Vice President and Chief Financial Officer from September 2019 to February 2023. Mr. Beekhuizen previously served as Executive Vice President and Chief Financial Officer at Chobani LLC from March 2016 until September 2019. He also spent 13 years with Goldman Sachs in roles including Managing Director in the merchant banking division. Mr. Beekhuizen graduated from the University of Twente in the Netherlands with a master of science degree in industrial engineering and management.

Skills and Qualifications

Mr. Beekhuizen is an accomplished leader with a record of financial, commercial and operational excellence. He brings executive leadership experience, financial acumen, and nearly a decade of food industry experience to the Campbell's Board. His extensive experience provides him with valuable insights about our business and our industry.

Other Public Company Boards

None in the past 5 years



Director Since: 2022

Age: 55

Independent Director

Committee Memberships:

- Audit
- Governance

BENNETT DORRANCE, JR.

Biography

Bennett Dorrance, Jr. is a managing director for the DFE Trust Company, board member of DMB Associates and president of the Dorrance Family Foundation, which supports education, natural resource conservation and programs that improve quality of life in Arizona, California and Hawaii. He is the owner/operator of Touching the Earth Farm and the Kohala Village hub, a founding partner in Memorial Reefs International and a board member for Hawai'i Institute of Pacific Agriculture – organizations that work towards a more resilient world. Bennett received a bachelor's degree in art history from Princeton University and a master's degree in sustainable leadership from Arizona State University.

Skills and Qualifications

Mr. Dorrance, Jr. brings expertise in entrepreneurship, with focus on sustainability, land management, and health and wellness. His master's degree in sustainable leadership gives him a strong grounding in sustainability. In addition, as a descendent of The Campbell's Company's founder and a significant shareholder, Mr. Dorrance, Jr. has extensive knowledge of Campbell's history, organization and culture.

Other Public Company Boards

None in the past 5 years



Director Since: 2018

Age: 62

Independent Director

Committee Memberships:

- Audit
- Finance and Corporate Development (Chair)

MARIA TERESA (TESSA) HILADO

Biography

Maria Teresa (Tessa) Hilado served as Executive Vice President and Chief Financial Officer of Allergan plc, a global pharmaceutical company, from December 2014 until February 2018. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo, Inc. from 2009 until 2014. She previously served as Vice President and Treasurer for Schering-Plough Corp. from 2008 to 2009 and spent more than 17 years with General Motors Co. in leadership roles of increasing responsibility, including Assistant Treasurer and CFO, GMAC Commercial Finance. Ms. Hilado received a bachelor's degree in management engineering from Ateneo de Manila University in the Philippines, and a master of business administration from the Darden School of Business at the University of Virginia.

Skills and Qualifications

Ms. Hilado has more than three decades of demonstrated financial expertise in leading roles at several large, global corporations. She has extensive experience in global finance, treasury, mergers and acquisitions and business development, as well as experience in the automotive, consumer packaged goods and health care industries.

Other Public Company Boards

PPD, Inc., 2018 – 2021
Zimmer Biomet Holdings, Inc., 2018 – present
H.B. Fuller Company, 2013 – 2021
Galderma, S.A., 2021 – present



Director Since: 2021

Age: 54

Independent Director

Committee Memberships:

- Compensation and Organization
- Governance

GRANT H. HILL

Biography

Grant H. Hill is a co-owner and has served as Vice Chairman of the Atlanta Hawks professional basketball team since 2015. He has served as Managing Director of the USA Men's Basketball Team since 2021. Mr. Hill is the co-founder and has served as Managing Partner of Penta Mezzanine Fund, a private investment firm that provides customized growth capital solutions to profitable, lower-middle-market companies nationwide since 2011. He is founder and Chairman of Hill Ventures, Inc. through which he engages in commercial real estate development. He has served as a director of Empire State Realty Trust, Inc. since 2020. Mr. Hill is a former college and professional basketball player, an Olympic gold medal winner and a member of the Naismith Memorial Basketball Hall of Fame. Mr. Hill earned a bachelor's degree in history from Duke University.

Skills and Qualifications

Mr. Hill offers a distinctive business perspective and brings executive leadership, consumer branding, and digital media, e-commerce and technology experience to the Campbell's Board. His leadership roles in professional sports organizations and private investment firms provide valuable insight into brand building, strategic growth and consumer engagement.

Other Public Company Boards

Empire State Realty Trust, Inc., 2020 – present



Director Since: 2018

Age: 52

Independent Director

Committee Memberships:

- Compensation and Organization
- Governance

SARAH HOFSTETTER

Biography

Sarah Hofstetter serves as co-founder of 37Arc, an AI commercial workflow company. She previously served as Chairwoman of Profitero, Ltd., a global e-commerce SaaS analytics company that provides brand manufacturers with analytics and insights to accelerate e-commerce sales from June 2025 until March 2026 and served as President from April 2020 to May 2025. Ms. Hofstetter previously served as President of ComScore, Inc., a global information and analytics company that measures consumer audiences and advertising across media platforms, from October 2018 through March 2019. Ms. Hofstetter previously held several senior executive roles at 360i, a U.S. advertising arm of Dentsu, Inc., a Japanese advertising and public relations company, serving as Chairwoman from April 2018 through October 2018, Chief Executive Officer from 2013 until April 2018 and Senior Vice President, Emerging Media & Brand Strategy from 2006 to 2010. Prior to joining 360i, Ms. Hofstetter was President and Founder of Kayak Communications, a marketing agency focused on developing brand strategy and communications plans for new media brands, and she spent 10 years at Net2Phone, one of the world's first providers of VoIP technology, in a series of senior leadership positions. Ms. Hofstetter received a bachelor's degree in sociology and journalism from Queens College, City University of New York.

Skills and Qualifications

Ms. Hofstetter has significant marketing, brand building, AI, e-commerce, and digital marketing expertise leading organizations that use advertising to drive growth for many types of businesses. She has worked with packaged food companies on campaigns to modernize and revitalize their brands to spark growth and successfully market to next generation consumers. Ms. Hofstetter also brings social media, e-commerce and digital marketing experience to the Campbell's Board.

Other Public Company Boards

Kenvue Inc., 2025 – present



Director Since: 2014

Age: 65

Independent Director

Committee Memberships:

- Compensation and Organization (Chair)
- Finance and Corporate Development

MARC B. LAUTENBACH

Biography

Marc B. Lautenbach served as President and Chief Executive Officer at Pitney Bowes Inc., a global shipping and mailing company that provides technology, logistics and financial services, from 2012 to 2023. Before joining Pitney Bowes, Mr. Lautenbach spent 27 years in senior leadership roles at International Business Machines Corporation (IBM), a global technology services company, most recently serving as Managing Partner, North America, IBM Global Business Services. Mr. Lautenbach received a bachelor's degree from Denison University, where he graduated Magna Cum Laude and was inducted into Phi Beta Kappa. He received a master of business administration with a concentration in finance from the Kellogg Graduate School of Management at Northwestern University.

Skills and Qualifications

As a former chief executive officer, Mr. Lautenbach brings executive leadership experience to the Campbell's Board. He possesses substantial operational experience in the technology and logistics fields, as well as marketing, sales and product development experience. Mr. Lautenbach has worked with a broad range of customers and clients and has significant international experience.

Other Public Company Boards

Pitney Bowes Inc., 2012 – 2023



Director Since: 2025

Age: 43

Independent Director

Committee Memberships:

- Compensation and Organization
- Finance and Corporate Development

MARY ALICE DORRANCE MALONE, JR.

Biography

Mary Alice Dorrance Malone, Jr. is the founder and Chief Brand Director of Malone Souliers, an international luxury footwear brand established in 2014 with global distribution. In addition, Ms. Malone, Jr. serves as Executive Chair of Duo Boots, a footwear brand focusing on inclusive sizing and premium fit, which she acquired in 2020 out of bankruptcy and successfully relaunched through operational improvements and product innovation. With nearly 20 years in the fashion industry, she is an entrepreneur experienced in global retail sales and brand building. Ms. Malone, Jr. received a bachelor's degree in international politics from Elon University and studied design and manufacturing at the University of the Arts, Denver and London College of Fashion.

Skills and Qualifications

Ms. Malone, Jr. is an entrepreneur, a private investor and an officer of several private companies. With over a decade of experience in brand-building, she brings valuable insights to the Campbell's Board in this area. As a descendant of The Campbell's Company's founder and a significant shareholder, she possesses extensive knowledge of Campbell's history, organization and culture, and the strategic perspective of a long-term, highly committed director and shareholder.

Other Public Company Boards

None in the past 5 years



Director Since: 2016

Age: 70

Independent Director

BOARD CHAIR

KEITH R. MCLOUGHLIN

Biography

Keith R. McLoughlin served as interim President and Chief Executive Officer of The Campbell's Company from May 2018 through January 2019. Previously, Mr. McLoughlin was President and Chief Executive Officer of AB Electrolux, a global manufacturer of major household appliances, from 2011 until February 2016. Mr. McLoughlin joined Electrolux in 2003, where he was the President of the Electrolux Home Products North America, Head of Major Appliances in North America and Latin America, Executive Vice President and Head of Global Operations prior to being appointed President and Chief Executive Officer. Before joining Electrolux, Mr. McLoughlin spent 22 years in senior leadership roles at E.I. DuPont de Nemours and Company, leading several consumer brand businesses. Mr. McLoughlin graduated from the United States Military Academy at West Point with a bachelor's degree in engineering.

Skills and Qualifications

As a former chief executive officer for two global enterprises, Mr. McLoughlin possesses significant executive leadership experience and expertise in international business and operations. His experience as interim CEO of Campbell's during the Board-led strategic and portfolio review gives him a unique perspective on the Company, its operations, strategy, people and culture. His additional experience in retail sales, marketing, innovation, strategic planning, and organizational and human resource matters provide valuable insights to the deliberations of the Campbell's Board.

Other Public Company Boards

Briggs & Stratton Corp., 2007 – 2021



Director Since: 2018

Age: 69

Independent Director

Committee Memberships:

- Compensation and Organization
- Governance

KURT T. SCHMIDT

Biography

Kurt T. Schmidt served as the President and Chief Executive Officer of Cronos Group Inc., a global cannabinoid company from September 2020 to March 2022. Before joining Cronos Group, Mr. Schmidt served as a director and Chief Executive Officer of Blue Buffalo Pet Products, Inc. from 2012 through 2016. Prior to joining Blue Buffalo, Mr. Schmidt served as Deputy Executive Vice President at Nestlé S.A., from 2007 until 2012 and was responsible for the Nestlé Nutrition division and served as a member of the company's Executive Committee. Prior to joining Nestlé, Mr. Schmidt was the President and Chief Executive Officer of Gerber Products Company from 2004 to 2007. Mr. Schmidt received a bachelor's degree in chemistry from the United States Naval Academy and a master of business administration from the University of Chicago.

Skills and Qualifications

Mr. Schmidt brings executive leadership and management experience to the Campbell's Board. His extensive operational and leadership experience in the food, beverage and consumer packaged goods industry are especially valuable to Campbell's strategic objectives.

Other Public Company Boards

None in the past 5 years



Director Since: 2009

Age: 69

Independent Director

Committee Memberships:

- Audit
- Governance (Chair)

ARCHBOLD D. VAN BEUREN

Biography

Archbold D. van Beuren is Executive Chairman of Brandywine Trust Group, a privately owned trust company providing fiduciary and investment services. Mr. van Beuren served as Senior Vice President and President-Global Sales and Chief Customer Officer for The Campbell's Company, from 2007 until his retirement in October 2009. Mr. van Beuren joined Campbell's in 1983 as an Associate Marketing Manager and served in various positions of increasing responsibility, including President of Godiva Chocolatier and President of a division responsible for the North America Foodservice business and the Company's Canadian, Mexican and Latin American businesses. Mr. van Beuren received a bachelor of arts degree from Yale University, and a master of business administration with a concentration in finance from Columbia University Business School.

Skills and Qualifications

Mr. van Beuren brings wide-ranging skills in operational and financial management and extensive knowledge of Campbell's, its customers, its products and the food industry to the Board. He is also a descendant of the founder of The Campbell's Company and adds the perspective of a long-term, highly committed shareholder to the Board's discussions.

Other Public Company Boards

None in the past 5 years

CORPORATE GOVERNANCE POLICIES AND PRACTICES

The Board of Directors is responsible for overseeing our business, and the competence and integrity of our management, to serve the long-term interests of our shareholders. The Board believes that sound corporate governance is essential to effective fulfillment of its oversight responsibilities. The Board has adopted Corporate Governance Standards, which are reviewed at least annually and updated as needed. The Corporate Governance Standards provide a framework for effective corporate governance of the Company. You can find a copy of our Corporate Governance Standards, along with the charters of the four standing Board committees, our Restated Certificate of Incorporation and By-Laws, in the Governance section of our website at https://investor.thecampbellscompany.com. Some highlights of our corporate governance include:

- 11 out of 12 director nominees are independent
- Appropriate mix of specific skills and qualifications
- Annual election of directors
- Majority voting standard in uncontested elections with resignation policy
- Independent Board Chair
- Independent directors regularly meet in executive session
- Audit, Compensation and Organization, Finance and Corporate Development and Governance Committees composed entirely of independent directors
- "Overboarding" limits
- Robust stock ownership guidelines for directors and executive officers
- Clawback policies for incentive compensation recoupment and clawback provisions in our performance share award agreements
- Shareholder ability to act by written consent and call a special meeting
- Annual shareholder ratification of independent auditors
- Board orientation and director education program
- Annual Board and committee self-evaluations, and individual director evaluations
- Policy against hedging applicable to all directors and officers
- Policy against pledging applicable to all directors and executive officers
- No shareholder rights plan or "poison pill"

BOARD LEADERSHIP STRUCTURE

The Board recognizes that its leadership structure – particularly the combination or separation of the Chief Executive Officer ("CEO") and Board Chair roles – is driven by the needs of the Company and its shareholders and that different leadership structures are appropriate for different circumstances. We have a long-standing tradition of separating the roles of Board Chair and CEO. Each year the Board considers whether to maintain the separation between the roles of Board Chair and CEO, and it has concluded that this leadership structure continues to be the most appropriate one for the Company. The Board believes that independent Board leadership is an important component of our governance structure. Our Corporate Governance Standards require us to have either an independent Board Chair or, if the positions of Chair and CEO are held by the same person, an independent lead director. The Board believes our current structure of separating the roles of Board Chair and CEO allows our CEO to focus his time and energy on setting the strategic direction for the Company, overseeing daily operations, engaging with external constituents, developing our leaders, building our culture, and promoting employee engagement at all levels of the organization. Meanwhile, this structure allows our independent Board Chair to lead the Board in the performance of its duties by establishing agendas and ensuring appropriate meeting content, engaging with the CEO and senior leadership team between Board meetings on business developments, and providing overall guidance to our CEO as to the Board's views and perspectives, particularly on the strategic direction of the Company. The Board also believes this leadership structure, coupled with independent directors serving as Chairs of each of our four key standing Board committees, enhances the Board's effectiveness in providing independent oversight of material risks affecting the Company and fulfilling its risk oversight responsibility.

DIRECTOR INDEPENDENCE

A statement of standards that the Board has adopted to assist it in evaluating the independence of the Campbell's Board appears in the Corporate Governance Standards, which can be found in the Governance section of our website at https://investor.thecampbellscompany.com. The Standards for the Determination of Director Independence (the "Independence Standards") describe various types of relationships that could potentially exist between a director and Campbell's, and define the thresholds at which such relationships would be deemed material under Nasdaq listing standards. The Board will deem a director to be independent if (i) no relationship exists that would disqualify the director under the guidelines set forth in the Independence Standards, and (ii) the Board has determined, based on all relevant facts and circumstances, that any other relationship between the director and Campbell's, not covered by the Independence Standards, would not interfere with the exercise of a director's independent judgment. In any case in which the Board makes the latter determination, the relationship will be disclosed in the proxy statement, along with the basis for the Board's conclusion that it is not material.

The Board has affirmatively determined that each director and director nominee, other than Mr. Beekhuizen, is independent under Nasdaq listing standards and the Independence Standards. For a portion of fiscal 2026, Ms. Hofstetter served as the Chairwoman of Profitero, Ltd., which has been a subsidiary of Publicis Groupe since its acquisition in 2022, and currently serves as an advisor to Publicis Groupe. Ms. Hofstetter also currently serves as an advisor to Boston Consulting Group. We engage in ordinary course of business transactions, namely, advertising and marketing services, with Publicis Groupe and its subsidiaries and strategic management consulting services with Boston Consulting Group and its subsidiaries. In each case, the transactions were on terms that are substantially equivalent to those prevailing at the time for comparable transactions, and none reached the threshold levels set forth in our Independence Standards.

Each member of the Audit, Compensation and Organization, Finance and Corporate Development, and Governance Committees is an independent director pursuant to all applicable Nasdaq listing standards and the Independence Standards. In addition, each member of the Audit Committee also meets the additional independence standards for audit committee members established by the SEC, and each member of the Compensation and Organization Committee also qualifies as a "Non-Employee Director" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

MAJORITY VOTING

We have a majority vote standard in uncontested director elections. Under our By-Laws, in an uncontested election, each director shall be elected by an affirmative majority of the votes cast to hold office until the next annual meeting and until his or her successor is elected and has qualified. In contested elections (those where the number of nominees exceeds the number of directors to be elected), a plurality vote standard shall apply. Shareholders may vote "for" or "against" each nominee, or they may "abstain" from voting on a nominee; however, abstentions will have no effect in determining whether the required majority vote has been obtained.

In the event an incumbent director fails to receive an affirmative majority of the votes cast in an uncontested election, the Corporate Governance Standards provide that the director shall tender his or her resignation. The Governance Committee and the Board will then consider and take appropriate action on such offer of resignation in accordance with the Corporate Governance Standards. The resignation policy set forth in the Corporate Governance Standards does not apply to contested elections.

PROCESS FOR NOMINATION AND EVALUATION OF DIRECTOR CANDIDATES

The Governance Committee is responsible for evaluating the qualifications of director candidates and recommending director nominees for approval by the Board and nomination for election at the annual meeting of shareholders.

Nomination of Incumbent Directors. Our Corporate Governance Standards require the Governance Committee to assess the performance of each director eligible for election at the annual meeting. The Governance Committee conducts its assessment annually in advance of its recommendation of a slate of director nominees for approval by the Board. In fiscal 2026, each incumbent director standing for re-election was evaluated in light of the criteria in the Corporate Governance Standards and the factors described on pages 15 - 16 with respect to the qualification of directors and the composition of the Board. In addition, the Governance Committee solicited an assessment of each director from the Board Chair and the Chief Executive Officer.

Evaluation of New Nominees. When identifying potential director candidates — whether to replace a director who has retired or resigned or to expand the Board to gain additional capabilities — the Governance Committee determines the skills, experience and other characteristics that a potential nominee should possess in light of the composition and needs of the Board and its committees. The Governance Committee also considers whether or not the nominee would be considered independent under Nasdaq listing standards and the Independence Standards.

All candidates considered by the Governance Committee for recommendation to the Board as director nominees are evaluated in light of the criteria in the Corporate Governance Standards and the factors and objectives described on pages 15 - 16. The Governance Committee will also consider the assessment of any search firm it has retained and the background information such firm provides on any person it recommends for consideration. The Board Chair, the Chair of the Governance Committee and the Chief Executive Officer customarily interview leading candidates. Other directors may also interview these candidates.

Although not required to do so, the Committee may consider candidates proposed by our directors or our management and may also retain an outside firm to help identify and evaluate potential nominees. The Committee will also consider nominations from shareholders. The nominee evaluation process is the same whether the nomination comes from a Board member, management, a search firm or a shareholder. If the Committee recommends a candidate to the Board, the Board may – as with any nominee – either accept or reject the recommendation.

Shareholder Recommendations. Shareholders who wish to recommend candidates for nomination for election to the Board may do so by writing to the Corporate Secretary of The Campbell's Company at 1 Campbell Place, Camden, New Jersey 08103. The recommendation must include the following information:

1. The candidate's name and business address;
2. A resume or curriculum vitae, which describes the candidate's background and demonstrates that he or she meets the qualifications set forth on pages 15 - 16;
3. A letter from the candidate stating that he or she is willing to serve on the Board if elected, and identifying any legal or regulatory proceedings in which he or she has been involved during the last ten years;
4. A statement from the candidate stating whether the candidate is or has been within the past three years, an officer or a director of a competitor of the Company, within the scope of the Clayton Antitrust Act of 1914, as amended;
5. A statement from the shareholder recommending the candidate, indicating that he or she is the registered owner of Campbell's shares, or a written statement from the "record holder" of Campbell's shares indicating that the shareholder is the beneficial owner of such shares; and
6. A description of all agreements, arrangements or understandings between the recommending shareholder and the candidate.

The Board may also request that the shareholder provide additional information. Shareholders who wish to propose a director nominee at an annual meeting must follow the advance notice procedures contained in our By-Laws, which include notifying the Corporate Secretary at least 60 but not more than 90 days before the first anniversary of the prior year's annual meeting. Based on this year's annual meeting date of November 17, 2026, a notice will be considered timely for the 2027 Annual Meeting of Shareholders if our Corporate Secretary receives it no earlier than August 19, 2027, and no later than September 18, 2027.

In addition to complying with the requirements set forth in our By-Laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Campbell's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than September 18, 2027. The notice should be addressed to our Corporate Secretary.

Please see "Submission of Shareholder Proposals for 2026 Annual Meeting" on page 86 for additional information.

EVALUATIONS OF BOARD PERFORMANCE

The Governance Committee leads annual evaluations of Board, committee and individual director performance. The evaluation process is designed to facilitate ongoing, systematic examination of the Board's effectiveness and accountability, and to identify opportunities for improving its operations and procedures. As a best practice, the Governance Committee periodically engages a third-party corporate governance consulting firm to carry out the annual evaluations.

In fiscal 2026, the Governance Committee conducted an assessment of the individual directors. On an annual basis, individual director feedback is discussed in detail with each director, as appropriate. Also in fiscal 2026, the Board conducted a separate self-evaluation, and each standing committee conducted a separate evaluation of its own performance and of the adequacy of its charter, and reported on the results of its evaluation to the Board. In addition, in fiscal 2026, to supplement the Board evaluation, a third-party corporate governance consulting firm conducted one-on-one interviews with the directors to identify opportunities to improve the impact and performance of the Board.

TRANSACTIONS WITH RELATED PERSONS

Under our written Policy Concerning Transactions with Related Persons (the "Related Persons Policy"), the Governance Committee is required to review and, in appropriate circumstances, approve any transaction in which Campbell's was or is to be a participant, and any related person had or will have a direct or indirect material interest, as well as any material amendment to or modification of such a transaction, unless the transaction falls into one of the categories deemed to have been approved in advance.

In determining whether to approve a transaction, the Governance Committee is directed to consider, among other factors it may deem appropriate, whether the transaction was or will be on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances. No director may participate in the discussion or approval of a transaction in which he or she, or a member of his or her immediate family, has a direct or indirect interest. The Chair of the Governance Committee (or, if a transaction involves the Governance Committee Chair, the Board Chair) may approve a related person transaction in which the aggregate amount involved is less than $1 million. Any transaction approved by the Governance Committee Chair or the Board Chair is to be reported to the Governance Committee at its next regularly scheduled meeting.

There were no transactions during the period from August 4, 2025 through the date of this proxy statement, and none are currently proposed, in which Campbell's was or is to be a participant and any related person had or will have a direct or indirect material interest.

BOARD OVERSIGHT OF ENTERPRISE RISK

Enterprise risk management ("ERM") is an integral part of our business processes. Senior management is primarily responsible for establishing policies and procedures designed to identify, assess and manage the Company's material short-, intermediate-, and long-term risks. We have an ERM steering committee, comprised of the members of our Operating Committee and supported by other executives with subject-matter expertise, that provides oversight of enterprise risks and our processes to identify, measure, monitor, manage and mitigate these risks. We regularly engage outside advisors, as appropriate, to assist in the identification and evaluation of risks. Our risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks for the Board as well as to analyze potential risks for disclosure.

The Board oversees the ERM process, including reviews of the most significant risks the Company faces and the manner in which our executives manage these risks. At least annually, the Board receives an ERM report from the head of Corporate Audit. In accordance with Nasdaq listing standards, the Audit Committee charter assigns to that committee the responsibility to review our policies and procedures with respect to risk assessment and risk management. Annually, we conduct a formal risk assessment of our business, which includes input from key business unit and functional leaders as well as our directors that provides the basis for the Board and Audit Committee's risk review and oversight process. Our Board and its Committees routinely receive reports from significant business units and functions, and these presentations include a discussion of the business, regulatory, compliance, operational, and other risks associated with planned strategies and tactics. At the Audit Committee's recommendation, the Board adopted a framework pursuant to which it delegated oversight for certain categories of enterprise risks to each of its standing committees, as shown below. Each committee provides periodic reports to the Board regarding its oversight of these enterprise risks. This structure enables the Board and its Committees to coordinate the risk oversight role. We believe that the separation of the Board Chair and CEO roles further supports the Board's risk oversight function and helps ensure that key strategic decisions made by senior management, up to and including the CEO, are reviewed and overseen by independent directors of the Board.

Responsibility for Risk Oversight – Campbell's Board and Committees

Full Board	Audit Committee	Compensation and Organization Committee	Finance and Corporate Development Committee	Governance Committee
• Strategy	• ERM policies and procedures	• Compensation policies and practices	• Market and capital structure matters	• Governance risks
• Operations	• Financial statements and financial reporting processes	• Executive incentive compensation and stock ownership	• Liquidity and credit matters	• Director compensation
• Market dynamics, including competition and consumer/ customer trends	• Accounting and audit matters	• Executive retention and succession planning processes	• Investment policies, strategies and guidelines	• Review of transactions with related persons
• Significant portfolio transactions (e.g., acquisitions, divestitures, restructurings, joint ventures)	• Information technology and cybersecurity	• Risk assessment of incentive compensation programs	• Mergers, acquisitions and divestitures	• Director independence
• Crisis management	• Legal, regulatory and compliance matters	• Management development and performance	• Hazard risk management	• Environmental, Social and Governance

INFORMATION SECURITY

As indicated above, the Audit Committee oversees the overall review of our policies and procedures with respect to risk assessment and risk management, and has oversight of information technology and cybersecurity matters, which includes information security strategies and risks, artificial intelligence risks, as well as data privacy, data protection and risk mitigation strategies ("Information Security"). On a quarterly basis, the Company's Chief Digital and Technology Officer and Chief Information Security Officer report to the Audit Committee on the Information Security program and recent developments. The Company's Chief Digital and Technology Officer and Chief Information Security Officer also report to the Board on the Information Security program and recent developments annually. The Chief Information Security Officer oversees the dedicated Information Security team, which works in partnership with the Company's Enterprise Risk Management team and corporate audit department to review information technology-related internal controls with our external auditors as part of the overall internal controls process. Annual third-party audits are also conducted including penetration testing and overall review of program maturity based on the NIST Cybersecurity Framework. We currently maintain a cyber insurance policy that provides coverage for security breaches. The Company has neither experienced a material Information Security breach nor incurred any material breach-related expenses over the last three years.

Our Company's robust Information Security program includes:

- Policies and annual security awareness training, including employee phishing simulations and training;
- Identification and remediation of information security risks and vulnerabilities in our information technology and operational technology systems;
- Security operations training including logging, monitoring and response technologies and procedures;
- Due diligence of third-party vendors' information security programs; and
- Testing of incident response procedures.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Rooted in the beliefs of our founders, we have been making food since 1869 that we are proud to serve in our own homes. The work we do every day is guided by our values, as we strive to deliver on the promise of our purpose: *Connecting people through food they love*. We remain committed to corporate responsibility and sustainability and they continue to be a fundamental part of our strategic plan.

Governance Structure

In fiscal 2026, oversight of corporate responsibility and sustainability continued to be managed by the Governance Committee of the Board of Directors and is reflected in the Governance Committee's Charter. The Governance Committee takes an active role in the evolution of Campbell's sustainability strategy and public reporting. To ensure that sustainability is appropriately managed throughout the organization, we have designed the following governance structures:

- **Board of Directors:** Oversight of sustainability activities is managed by the Governance Committee of the Board.
- **Chief Executive Officer:** Provides executive direction on sustainability strategy.
- **Operating Committee:** With primary focus on our Senior Vice President and Chief Transformation Officer, our Executive Vice President, Chief Supply Chain Officer, and our Executive Vice President, General Counsel and Corporate Secretary, who oversees the Corporate Responsibility & Sustainability Team.
- **Corporate Responsibility & Sustainability Team:** Led by our Chief Sustainability Officer who supports Campbell's sustainability strategy and is directly accountable for Campbell's environmental strategy.
- **Sustainability Steering Committee:** Senior leaders from supply chain, corporate responsibility and sustainability, research and development, investor relations, legal and communications who meet regularly to inform the scope and specific elements of the Company's sustainability strategy.

Our Key Priorities

Our purpose, values, and approach to corporate responsibility play important roles in building our culture, implementing our strategy, driving performance and ultimately, delivering a positive impact on the world.

We have prioritized areas that are important to the Company and our stakeholders, and where we believe we can have a measurable impact: making trusted food on which people can rely; helping create vibrant communities, especially where we have operations and suppliers; building a high-performing culture that helps our people thrive and reach their full growth potential; and fostering a healthy environment from fields to factories to families.


Our framework
Trusted Food
We make delicious, wholesome, accessible food people rely on every day, made with quality ingredients they can trust.
Vibrant Communities
We help build vibrant communities where we live and work, and we source our ingredients with care, so the people we depend on can enjoy brighter futures.
Thriving People
We are creating an inclusive, high-performing culture where all employees feel valued and supported with fulfilling opportunities to do their best work.
Healthy Environment
We work towards a healthier environment from field to factory to families, promoting sustainable ecosystems and a positive impact every day.
Governance & ethics

Our Fiscal Year 2026 Activities and Progress

Trusted Food: In fiscal 2026, we continued to advance our commitment to providing trusted, high-quality, affordable and accessible food. We no longer produce any of our food or beverages with Food, Drug, and Cosmetic Act (FD&C) colors – a milestone that reflects a continued commitment to adapting based on consumer preferences. We further strengthened our Nutrition Focused Foods profiling system in 2026 with tighter restrictions on negative nutrients to reflect federal policy changes. Products that meet these updated criteria continue to drive a meaningful portion of our retail sales, underscoring our commitment to advancing health and wellbeing. We also continued our efforts to improve the welfare of animals in our supply chain by exclusively sourcing cage-free across shell, liquid, and ingredient eggs as of the end of calendar year 2025.

Vibrant Communities: We continued to invest in the communities where we operate with an emphasis on food systems, food access, local economic support and employee engagement. Through Full Futures, our signature program, we are taking a comprehensive approach to improving the school food environment in our hometowns of Camden, New Jersey; Charlotte, North Carolina; and Hanover, Pennsylvania. In each community, we work closely with school districts and nonprofit partners to support initiatives across our four pillars of culture, infrastructure, nutrition education, and food access.

Thriving People: A vital element of our strategy to deliver Top-Tier Performance is to deliver for our people and build a Top Team. During fiscal 2026, we continued to strengthen employee development, wellbeing and engagement programs, including leadership development initiatives for early-career employees. We also enhanced our integrated environmental, health and safety programs and continued fostering a culture of shared accountability for workplace safety and operational excellence.

Healthy Environment: Our focus on environmental sustainability encompasses our value chain. In fiscal 2026, we continued to advance initiatives designed to improve the resilience of our operations and supply chain. We continued to work towards our science-based emissions reduction targets, with ongoing contributions from a virtual power purchase agreement and enhancement of our operational excellence initiatives across manufacturing facilities. We updated our climate action plan, climate risk assessments, and greenhouse gas emissions calculation methodologies to support ongoing evaluation of climate-related risks, opportunities and strategy. In our supply chain, we advanced work with farmers, suppliers, and customers in regenerative agriculture programs in our tomato, wheat and potato supply chains which should contribute to emissions reductions, improved soil health, and other benefits.

Learn More About Corporate Responsibility at Campbell's

We invite you to view our 2026 Corporate Responsibility Report at www.thecampbellscompany.com/our-impact/reports-and-policies/.

SHAREHOLDER ENGAGEMENT

Effective corporate governance includes constructive conversations with our shareholders to proactively seek shareholder insights, which enable us to consider a broad range of perspectives. In fiscal 2026, our management team engaged with several of our largest shareholders to understand investor perspectives on the Company's performance and share insight on the Company's strategic priorities.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

All new directors participate in the Company's director orientation program. This orientation program is designed to familiarize new directors, through a review of background material, meetings with senior management and plant and facility tours. The orientation allows new directors to become familiar with the Company's business and strategic plans; significant financial matters; core values, including ethics, compliance programs and corporate governance practices; and other key policies and practices.

We maintain a formal program of continuing education for directors. The Governance Committee is responsible for the administration of the program. Board members receive materials and briefing sessions to continue their education on subjects that assist them in the discharge of their duties. We also conduct educational sessions for directors on a variety of topics relevant to the Company. In addition, the Company supports director participation in continuing education programs and reimburses directors for reasonable costs associated with attendance.

DIRECTOR SERVICE ON OTHER PUBLIC COMPANY BOARDS

The Board recognizes that service on other public company boards provides valuable governance and leadership experience that benefits Campbell's. The Board also believes, however, that it is critical that directors dedicate sufficient time to their service on the Company's Board. Directors are expected to advise the Chair of the Governance Committee in advance of accepting an invitation to serve on another board of directors or become affiliated with another entity. The Governance Committee or its designee shall evaluate and advise the Board whether, by reason of conflicts in regular meeting schedules or business or competitive considerations, simultaneous service on another board or affiliation with another entity may impede the director's ability to fulfill his or her responsibilities to Campbell's.

Our Corporate Governance Standards provide that:

- A director who also serves as a CEO or equivalent position may not serve on more than one other public company board;
- Other directors may not serve on more than four other public company boards; and
- No member of the Audit Committee shall simultaneously serve on the audit committees of more than two other public companies.

All directors are in compliance with this policy.

CODE OF ETHICS

The Company has a Code of Business Conduct and Ethics for its directors, officers, and employees and an additional Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Codes"). Any waiver of, or any amendment to the Codes, will be promptly disclosed on our website at https://investor.thecampbellscompany.com. The Codes can be found in the Governance section of our website at https://investor.thecampbellscompany.com.

COMMUNICATING WITH THE BOARD

Interested persons may communicate with the full Board of Directors or the non-management directors by writing to the Board Chair or to the non-management directors as a group in care of the Office of the Corporate Secretary at the Company's headquarters, or by email to directors@campbells.com. Concerns communicated to the Board will be addressed through the Company's regular procedures for addressing such matters. Our Corporate Secretary receives and processes all communications and will refer relevant and appropriate communications to the Board Chair. Depending upon the nature of the concern, it may be referred to the Company's Corporate Audit Department, Legal Department, Finance Department, or other appropriate departments.

Any concerns about Campbell's governance, corporate conduct, business ethics or financial practices may also be communicated to the Board by calling the following toll-free Hotline telephone number in the U.S. and Canada: 1-800-210-2173. To place toll-free calls from other countries where we have operations, please see the instructions listed in the Governance section under the "Contact the Board" tab of our website at https://investor.thecampbellscompany.com. Any concern relating to accounting, internal accounting controls or auditing matters will be referred both to the Board Chair and to the Chair of the Audit Committee.

As they deem necessary or appropriate, the Board Chair or the Chair of the Audit Committee may direct that certain concerns communicated to them be presented to the Audit Committee or the full Board, or that they receive special treatment, including the retention of outside counsel or other outside advisors.

Campbell's policy prohibits the Company and any of our employees from retaliating in any manner, or taking any adverse action, against anyone who raises a concern or helps to investigate or resolve it.

BOARD MEETINGS AND COMMITTEES

Director Attendance

Directors meet their responsibilities by preparing for and attending Board and committee meetings, and through communication with the Chair, the Chief Executive Officer and other members of management on matters affecting the Company. During fiscal 2026, the Board of Directors held six regular meetings and one special meeting. All directors attended at least 90% of scheduled Board meetings and meetings held by committees of which they were members.

All of the directors who were nominated for election at the 2025 Annual Meeting attended the 2025 Annual Meeting. All of the directors who are nominated for election at the 2026 Annual Meeting are expected to attend the 2026 Annual Meeting.

Board Committee Structure

The Board has established four standing committees as of the record date: the Audit Committee; the Compensation and Organization Committee; the Finance and Corporate Development Committee; and the Governance Committee. Each of the standing committees has a charter that is reviewed annually by that committee. Proposed changes to the charter of any standing committee are approved by the Board. The committee charters are available in the Governance section of the Company's website at https://investor.thecampbellscompany.com. Actions taken by any of the standing committees are reported to the Board. All members of the Board are given access to copies of the minutes of all committee meetings and copies of the materials distributed in advance of the meetings for all of the committees.

Information regarding membership in the standing committees as of the last day of fiscal 2026 (August 2, 2026), the number of meetings held by each committee in fiscal 2026, the principal responsibilities of the standing committees, and other relevant information are described in the tables that follow.

AUDIT COMMITTEE

Meetings in fiscal 2026: 9

Committee Members (at 2026 FYE):
Howard M. Averill (Chair)
Fabiola R. Arredondo
Bennett Dorrance, Jr.
Maria Teresa Hilado
Archbold D. van Beuren

Primary Responsibilities

- Evaluates the performance of and appoints the independent registered public accounting firm;
- Reviews the scope and results of the audit plans of the independent registered public accounting firm and the internal auditors;
- Reviews the effectiveness of the Company's systems of internal control over financial reporting;
- Reviews the performance and resources of the internal audit function, which reports directly to the Audit Committee;
- Reviews the Company's policies and practices with respect to risk assessment and risk management;
- Reviews cybersecurity, emerging technology, artificial intelligence and information technology risks and programs to manage such risks;
- Reviews the financial reporting and accounting principles and standards and the audited financial statements to be included in the annual report;
- Reviews the quarterly financial results and related disclosures;
- Approves all permissible non-audit services to be performed by the independent registered public accounting firm and all relationships that the independent registered public accounting firm has with Campbell's; and
- Reviews the legal compliance and ethics program and Code of Business Conduct and Ethics.

Financial Expertise and Financial Literacy

The Board has determined that Howard Averill and Maria Teresa Hilado are audit committee financial experts, as defined by the SEC rules, and that all members of the Audit Committee are financially literate within the meaning of Nasdaq listing standards.

Report

The Audit Committee report begins on page 37 of this proxy statement.

COMPENSATION AND ORGANIZATION COMMITTEE

Meetings in fiscal 2026: 5

Committee Members (at 2026 FYE):
Marc B. Lautenbach (Chair)
Grant H. Hill
Sarah Hofstetter
Mary Alice D. Malone, Jr.
Kurt T. Schmidt

Primary Responsibilities

- Reviews and approves the short-term and long-term incentive compensation programs, including the performance goals;
- Reviews and approves the salaries and incentive compensation for senior executives, including the Chief Executive Officer, and total incentive compensation to be allocated annually to employees;
- Reviews the executive salary structure and the apportionment of compensation among salary and short-term and long-term incentive compensation;
- Conducts an annual performance evaluation of the Chief Executive Officer by all independent directors;
- Reviews major organizational changes and executive organization and principal programs for executive development;
- Reviews and recommends to the Board plans and polices regarding succession of the CEO in the event of an emergency;
- Reviews and recommends to the Board significant changes in the design of employee benefit plans and administration of applicable clawback policies; and
- Conducts an annual assessment of the independence of any outside advisor it chooses to retain.

Compensation and Organization Committee Interlocks and Insider Participation

There are no Compensation and Organization Committee interlocks. No member of the Committee has ever been an officer or employee of Campbell's, and none of the members has any relationship required to be disclosed under this caption under the rules of the SEC. In addition, no executive officer of Campbell's served on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Report

The Compensation and Organization Committee report is on page 56 of this proxy statement.

FINANCE AND CORPORATE DEVELOPMENT COMMITTEE

Meetings in fiscal 2026: 5

Committee Members (at 2026 FYE):
Maria Teresa Hilado (Chair)
Fabiola R. Arredondo
Howard M. Averill
Marc B. Lautenbach
Mary Alice D. Malone, Jr.

Primary Responsibilities

- Reviews and recommends to the Board all issuances, sales or repurchases of equity and long-term debt;
- Reviews and recommends changes to the Company's capital structure;
- Reviews and/or recommends the financing plan, dividend policy and capital budget;
- Reviews and recommends acquisitions, divestitures, joint ventures, partnerships or combinations of business interests; and
- Reviews financial risks and the principal policies, procedures and controls with respect to investment and derivatives, foreign exchange and hedging transactions.

GOVERNANCE COMMITTEE

Meetings in fiscal 2026: 5

Committee Members (at 2026 FYE):
Archbold D. van Beuren (Chair)
Bennett Dorrance, Jr.
Grant H. Hill
Sarah Hofstetter
Kurt T. Schmidt

Primary Responsibilities

Review and make recommendations to the Board regarding:

- The organization and structure of the Board;
- Qualifications for director candidates;
- Candidates for election to the Board;
- Committee chairs and Board Committee assignments;
- Candidates for the position of Board Chair;
- Evaluation of the Board Chair's performance;
- Amount and design of compensation for non-employee directors, including stock ownership guidelines; and
- Oversight of environmental, social and governance matters.

The Governance Committee oversees the annual Board, committee and individual director evaluation processes and administers the director education program. The Committee also reviews any transaction with a related person in accordance with the Board's policy concerning such transactions, as further described on page 26.

COMPENSATION OF DIRECTORS

We strive to recruit and retain highly qualified non-employee directors who will best represent our shareholders' interests. Each year, the Governance Committee reviews the amount and design of the compensation program for non-employee directors to ensure that it appropriately reflects directors' responsibilities, supports the recruitment and retention of highly qualified directors and remains informed by relevant market practices.

In fiscal 2026, the Governance Committee retained FW Cook, the independent compensation consultant to the Board, to conduct a comprehensive review of the Company's non-employee director compensation program, including compensation for the Board Chair. The review included benchmarking our director compensation program against the Company's Compensation Peer Group and other large public companies and assessing the appropriateness of the form and amount of compensation provided. Based on this review, the Governance Committee recommended no increase to the current non-employee director program. The Board believes that continuing to pay a larger proportion of the annual retainer in Company stock serves to further align director compensation with the long-term interests of shareholders.

As part of this review, the Board separately considered the annual retainer of $350,000 for our non-executive Board Chair, Mr. McLoughlin, which has remained unchanged since his appointment as Board Chair in 2019. In evaluating the Chair retainer, the Board considered its market positioning as well as the particular demands of the role at Campbell's and determined that the current retainer continues to be appropriate. The Board believes the premium associated with Mr. McLoughlin's compensation is warranted by the substantial commitment, breadth of responsibilities, heightened leadership and accountability, and sustained level of engagement required of him.

The scope of Mr. McLoughlin's roles also reflects governance considerations specific to Campbell's. Given the Company's rich history of representation with family directors whose multigenerational perspective is deeply valued, Mr. McLoughlin invests considerable time engaging with family members, including family-affiliated major stockholders, as part of his Board leadership role. He also maintains extensive engagement across the Company and with other key stakeholders. He provides strong independent Board oversight through frequent engagement with our CEO and other executive management team members; engages directly with investors and other stakeholders; reviews and provides direct feedback on Board materials; leads the Board's annual CEO performance evaluation and annual self-evaluation process; coordinates Board oversight of director and CEO succession planning, including meeting with director candidates; advises on the scope, quality, quantity and timeliness of information provided to the Board; and participates in employee forums and events that reinforce the Company's culture and values. Collectively, these activities require a substantial level of ongoing engagement with the Company and its stakeholders outside of formal Board and committee meetings.

The Board also believes that Mr. McLoughlin's diverse and extensive set of attributes and experiences and deep knowledge of the Company enhance the value he brings to the leadership role. As a former chief executive officer of two global enterprises, he possesses significant executive leadership experience and expertise in international business and manufacturing operations. Importantly, his prior service as Campbell's interim CEO during the Board-led strategic and portfolio review provides him with firsthand knowledge of the Company's operations, strategy, people and culture that is particularly valuable in his role as independent Board Chair. His additional experience in retail sales, marketing, innovation, strategic planning and organizational and human resources matters provides valuable insight to the deliberations of the Campbell's Board.

Mr. McLoughlin devotes substantial capacity to these responsibilities, and Campbell's is the only public company board on which he currently serves. Taking into account the totality of these responsibilities, his sustained level of

engagement, his unique Company-specific experience and the fact that the Chair retainer has remained unchanged since 2019, the Board continues to believe the retainer appropriately reflects the demands and value of the role.

As an additional governance safeguard, our 2022 Long-Term Incentive Plan, which was approved by our shareholders at the 2022 Annual Meeting of Shareholders, caps the maximum aggregate dollar value of equity awards that can be made to any individual non-employee director in a calendar year at $1,000,000. All stock grants made in fiscal 2026 to non-employee directors were significantly below this amount. See the "2026 Director Compensation" table below for specific values.

The table below sets forth the components of non-employee director compensation for calendar year 2026:

Annual Cash Retainer:	$119,000
Annual Stock Retainer:	$167,000
Committee Chair Retainers:	$30,000 for Audit Committee $25,000 for Compensation and Organization Committee $20,000 for Finance and Corporate Development Committee $20,000 for Governance Committee
Audit Committee Member Retainer (excluding Chair):	$7,500
Board Chair Annual Retainer:	$350,000

All non-employee director compensation is paid in arrears in four equal quarterly installments on or about March 31, June 30, September 30 and December 31.

The retainers for Committee chairs, Audit Committee members and the Board Chair are in addition to the annual cash and stock retainers paid to all non-employee directors. These additional retainers are delivered 50% in cash and 50% in shares of Campbell's stock. Directors may elect to receive shares of Campbell's stock in lieu of their cash retainers.

We typically do not pay a Company employee who also serves as a director any additional compensation for serving as a director. Currently, Mr. Beekhuizen is the only director who is also a Company employee.

Directors do not receive individual meeting fees. We pay for, provide or reimburse directors for expenses incurred to attend Board and Committee meetings and director education programs. Directors do not have a retirement plan or receive any benefits such as life or medical insurance. Directors do receive business travel and accident insurance coverage.

Stock Ownership Guidelines

Under our Corporate Governance Standards, each director is expected, within five years of first joining the Board, to own Campbell's stock or hold deferred stock units that have a value equal to five times the annual cash retainer. As of the date of this proxy statement, each of our directors has met or is on track to meet this guideline.

Policy on Hedging and Pledging

In September 2013, the Board adopted a policy that prohibits any director or executive officer from pledging any shares of Campbell's common stock that he or she owns or controls, directly or indirectly, as security under any obligation on a prospective basis.

It is also our policy to prohibit all directors, officers and employees from hedging or offsetting the economic risk associated with a Campbell's security. See page 55 for additional information regarding our policy prohibiting hedging.

Deferred Compensation Plan for Non-Employee Directors

Under our Supplemental Retirement Plan, a non-employee director may elect to defer payment of all or a portion of his or her fees until termination of his or her directorship. Directors participate in the same plan as executives. See page 53 for a description of the material terms of the Supplemental Retirement Plan.

Fiscal 2026 Director Compensation

Name	Fees Earned or Paid in Cash(1) ($)		Stock Awards(1)(2) ($)		Total ($)
Fabiola R. Arredondo	$122,750		$170,750		$ 293,500
Howard M. Averill	$134,000	(3)	$182,000	(4)	$ 316,000
Bennett Dorrance, Jr.	$122,750		$170,750		$ 293,500
Maria Teresa Hilado	$132,750	(3)	$180,750	(4)	$ 313,500
Grant H. Hill	$119,000	(5)	$167,000		$ 286,000
Sarah Hofstetter	$119,000		$167,000	(4)	$ 286,000
Marc B. Lautenbach	$131,500		$179,500	(4)	$ 311,000
Mary Alice D. Malone, Jr. (6)	$113,826		$159,739		$ 273,565
Keith R. McLoughlin	$294,000		$342,000	(4)	$ 636,000
Kurt T. Schmidt	$119,000	(3)	$167,000	(4)	$ 286,000
Archbold D. van Beuren	$132,750		$180,750		$ 313,500

(1) Amounts reported represent quarterly director compensation payments made in fiscal 2026, on or about September 26, 2025, December 30, 2025, March 31, 2026 and June 30, 2026.

(2) Amounts reported represent the aggregate grant date fair value of shares issued to each director during fiscal 2026, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. The assumptions used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2026 Form 10-K. Directors are fully vested in stock awards at the time of grant, therefore, there were no unvested stock awards at August 2, 2026.

(3) In 2026, Messrs. Averill and Schmidt and Ms. Hilado elected to defer their cash payments. This amount was credited to each individual's notional account in the Supplemental Retirement Plan and invested in funds selected by each respective individual.

(4) In 2026, Messrs. Averill, Lautenbach, McLoughlin and Schmidt and Mses. Hilado and Hofstetter elected to defer the value of their stock awards. This amount was credited to each individual's notional account in the Supplemental Retirement Plan and invested in the Campbell Stock Fund, which is indexed to Campbell's common stock.

(5) In 2026, Mr. Hill elected to have the cash portion of his retainer paid in Campbell's common stock.

(6) Ms. Malone, Jr. was elected as a director effective July 17, 2025 and received a prorated amount of her first quarterly director compensation payment in fiscal 2026.

The aggregate perquisites to any individual non-employee director did not exceed the SEC reporting threshold amount of $10,000.

ITEM 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

The Audit Committee has re-appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for fiscal 2027. PwC or one of its predecessor firms has been retained as the Company's independent registered public accounting firm continuously since we went public in 1954. Representatives of PwC will attend the 2026 Annual Meeting to make a statement if they desire to do so and to answer appropriate questions from shareholders.

The Audit Committee evaluated PwC's performance, qualifications and independence in making its determination to reappoint PwC. The factors considered in the evaluation included:

- PwC's performance during fiscal 2026 and in previous fiscal years, including the results of a management survey measuring (i) the quality of PwC's services, (ii) the sufficiency of PwC's resources, (iii) PwC's communication skills and (iv) PwC's independence and objectivity;
- PwC's expertise and experience in the consumer-packaged goods industry;
- The experience, professional qualifications and education of the PwC engagement team;
- A review of PwC's independence program and the processes it uses to maintain independence;
- The scope of PwC's internal quality control program and the results of its most recent quality control reviews, including reviews by the Public Company Accounting Oversight Board and PwC's peers; and
- The appropriateness of PwC's fees for its professional services.

The Audit Committee has the sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms. In accordance with SEC rules and PwC policies, the firm's lead engagement partner rotates at least every five years. The Audit Committee and its Chair are involved in the selection of PwC's lead engagement partner.

The Audit Committee and the Board of Directors believe that the continued retention of PwC to serve as the Company's independent registered public accounting firm for fiscal 2027 is in the best interests of the Company and its shareholders. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey or our Articles or By-Laws, but as a matter of good corporate governance, the Board is submitting this proposal to shareholders. The affirmative vote of a majority of the votes cast at the meeting is required for ratification. Abstentions will not be counted as votes cast on this proposal. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to select another audit firm. Even if the appointment is ratified, the Audit Committee may select a different audit firm at any time during the year if it determines that this would be in the best interests of Campbell's and its shareholders.

Your Board of Directors Recommends a Vote "FOR" This Proposal

Audit Firm Fees and Services

The aggregate fees, including expenses, billed by PwC, for professional services in fiscal 2026 and 2025 were as follows:

Services Rendered	Fiscal 2026	Fiscal 2025
Audit Fees	$5,120,000	$4,995,000
Audit-Related Fees	$ 26,000	$ 28,000
Tax Fees	$ 100,000	$ 406,000
All Other Fees	$ 2,000	$ 18,000

The audit fees for the years ended August 2, 2026 and August 3, 2025 include fees for professional services rendered for the audits of our consolidated financial statements and the effectiveness of our internal control over financial reporting, quarterly reviews, statutory audits, SEC filings, accounting consultations, and other compliance services required to be performed by our auditor. Audit fees for the year ended August 2, 2026 reflect the current year acquisition of 49% of the issued and outstanding equity interests of La Regina di San Marzano di Antonio Romano S.p.A. and La Regina Atlantica, LLC (collectively, “La Regina”). Audit fees for the year ended August 3, 2025 also include the impact of the Sovos Brands acquisition.

The audit-related fees for the years ended August 2, 2026 and August 3, 2025 relate to pension plan audits.

Tax fees for the years ended August 2, 2026 and August 3, 2025 include fees for services related to tax compliance, including the preparation of tax returns, tax assistance with tax audits, transfer pricing, and tax consulting.

Other fees for the years ended August 2, 2026 and August 3, 2025 include fees associated with the use of accounting, disclosure and technical research software and the use of benchmarking services.

All audit, audit-related, tax and other fees described above were pre-approved by the Audit Committee in accordance with its pre-approval policy.

Audit Committee Pre-Approval Policy

Our Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent registered public accountants will perform. Management reports to the Audit Committee on the actual fees charged by the independent registered public accountants for each category of service.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accountants for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent registered public accountants. In case approval is needed before a scheduled Audit Committee meeting, the Audit Committee has authority to delegate pre-approval authority to one of its members who must report on such pre-approval decisions at the Audit Committee’s next regular meeting. During fiscal 2026, the Audit Committee delegated authority to its Chair to pre-approve additional audit and non-audit services in an amount not to exceed $200,000.

Auditor Independence

Our Audit Committee discussed with PwC the firm’s objectivity and independence and PwC advised the committee that PwC is an independent accountant with respect to Campbell’s, within the meaning of Public Company Accounting Oversight Board Rule 3520 and that the members of its firm are not aware of any relationships between PwC and Campbell’s that, in their professional judgment, may reasonably be thought to bear on their independence. Furthermore, PwC has advised us that neither it nor any member of its firm has any financial interest, direct or indirect, in any capacity in us or our subsidiaries. We have made similar inquiries of our directors and executive officers, and we have identified no such direct or indirect interest in PwC. Our Audit Committee also considered whether the provision of non-audit services by PwC to Campbell’s for the most recent fiscal year and the fees and costs billed and expected to be billed by PwC for those services are compatible with maintaining its independence.

Audit Committee Report

Management has primary responsibility for Campbell’s financial statements and the reporting process, including the system of internal control over financial reporting. Our role as the Audit Committee of Board of Directors is to oversee Campbell’s accounting and financial reporting processes, including the system of internal control over financial reporting, and audits of its financial statements.

Our duties include overseeing Campbell’s management, internal auditors and the independent registered public accounting firm in their performance of the following functions for which they are responsible:

Management

- Preparing Campbell’s financial statements in accordance with U.S. GAAP;
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Campbell's internal control over financial reporting.

Internal Auditors

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Registered Public Accounting Firm

- Auditing Campbell’s financial statements;
- Issuing an opinion about the financial statements’ conformity with U.S. GAAP; and
- Annually auditing the effectiveness of Campbell’s internal control over financial reporting.

The Audit Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee reviewed with the internal auditors and independent registered public accounting firm, with and without members of management present, the results of their audits, their assessment of Campbell’s internal control over financial reporting and the overall quality of Campbell’s financial reporting.

Prior to Campbell’s filing of its Annual Report on Form 10-K for the fiscal year ended August 2, 2026 with the SEC, the Audit Committee also during the year:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements;
- Reviewed and discussed with the independent registered public accounting firm the critical audit matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved the auditor’s especially challenging, subjective or complex judgments;
- Reviewed and discussed with management and the independent registered public accounting firm the assessment by management and the independent registered public accounting firm of the adequacy and effectiveness of Campbell’s internal control over financial reporting;
- Discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding the independent registered public accountants’ communications with the Audit Committee;
- Received from the independent registered public accounting firm a written report stating that they are not aware of any relationships between the registered public accounting firm and Campbell’s that, in their professional judgment, may reasonably be thought to bear on their independence, as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communication with the audit committee concerning independence;
- Discussed with the independent registered public accounting firm the firm’s objectivity and independence; and
- Considered whether the provision of non-audit services by the independent registered public accounting firm to Campbell’s for the most recent fiscal year and the fees and costs billed and expected to be billed by the independent registered public accounting firm for those services are compatible with maintaining its independence.

Based on the review and discussions described in this report, and subject to the limitations of the Audit Committee’s role and responsibilities outlined in this report, the Audit Committee recommended to the Board that Campbell’s audited consolidated financial statements be included in Campbell’s Annual Report on Form 10-K for the fiscal year ended August 2, 2026 for filing with the SEC.

Audit Committee
Howard M. Averill, Chair
Fabiola R. Arredondo
Bennett Dorrance, Jr.
Maria Teresa Hilado
Archbold D. van Beuren

Approved: September 23, 2026

ITEM 3 — ADVISORY VOTE ON FISCAL 2026 EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that shareholders be given the opportunity to cast an advisory (non-binding) vote on executive compensation. This vote, commonly known as a "Say on Pay" vote, gives shareholders the opportunity to vote for or against named executive officer ("NEO") compensation during a given fiscal year. Shareholders' votes are not intended to address any specific item of the compensation program, but rather to address our overall approach to executive compensation as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail in the Compensation Discussion and Analysis beginning on page 40, our compensation program is designed to link pay to Company, division and individual performance, and reward achievements in those areas accordingly. The objectives of the executive compensation program are to:

- Align the financial interests of our NEOs with those of our shareholders, in both the short and long term;
- Provide incentives for achieving and exceeding our short- and long-term goals;
- Attract, motivate and retain key executives by providing total compensation opportunities that are competitive with opportunities offered by other companies in the food, beverage and consumer products industries; and
- Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization.

The Compensation and Organization Committee ("Compensation Committee") of the Board of Directors annually reviews our compensation structure, including the apportionment of pay between fixed and at-risk compensation elements and the design of the incentive compensation programs, and reviews and approves the applicable performance metrics by which such at-risk compensation is paid. The Compensation Committee believes that our executive compensation program effectively implements our compensation principles and policies, achieves our compensation objectives and aligns the interests of the NEOs and shareholders. Please read the entire Compensation Discussion and Analysis beginning on page 40 for additional details about our executive compensation programs, including detailed information about fiscal year 2026 compensation of the NEOs.

The Board of Directors is asking shareholders to support our fiscal 2026 executive compensation program, as disclosed in this proxy statement. The vote required for approval of this proposal is a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes cast on this proposal. This vote on executive compensation is advisory, and therefore, will not be binding on the Company, the Compensation Committee or the Board of Directors, and it will not be construed as overruling any decision by the Company or the Board of Directors or creating or implying any change to, or additional fiduciary duties for, the Company or the Board of Directors.

Your Board of Directors Recommends a Vote "FOR" This Proposal and "FOR" the Following Resolution:

"RESOLVED, that the shareholders of The Campbell's Company approve, on an advisory basis, the compensation paid to The Campbell's Company's named executive officers, as disclosed in the 2026 Proxy Statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the 2026 executive compensation tables and related narrative discussion."

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

This CD&A describes our executive compensation program for the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), the former Chief Financial Officer ("former CFO"), and the three other most highly compensated executive officers who were serving as executive officers at fiscal year-end (August 2, 2026) (collectively with the CEO, the CFO, and the former CFO, "named executive officers" or "NEOs").

The Compensation and Organization Committee ("Compensation Committee" or "Committee") of the Board of Directors oversees all aspects of NEO compensation, including annual incentive compensation under our Annual Incentive Plan ("AIP") and long-term incentive compensation under our Long-Term Incentive Program ("LTI Program"). The fiscal 2026 NEOs are:

- Mick J. Beekhuizen — President and Chief Executive Officer
- Todd E. Cunfer — Executive Vice President and Chief Financial Officer
- Carrie L. Anderson — Former Executive Vice President and Chief Financial Officer*
- Mohit Anand — Executive Vice President and President, Snacks
- Diane Johnson May — Executive Vice President and Chief People and Culture Officer
- Daniel L. Poland — Executive Vice President and Chief Enterprise Transformation Officer*

* Ms. Anderson served as Executive Vice President and Chief Financial Officer of the Company until October 20, 2025. Mr. Poland served as Executive Vice President and Chief Enterprise Transformation Officer of the Company until August 3, 2026.

1 WHAT HAPPENED IN 2026?

Strategy and 2026 Financial Results

We are taking action to transform Campbell's into a top performing U.S. branded food company, consistently and profitably growing net sales by empowering everyday cooking and elevating everyday snacking. Our strategy is focused on strengthening our position in U.S. everyday cooking and snacking, rapidly turning consumer insights into relevant food and brands, and advancing enterprise-wide transformation initiatives that support our long-term growth. We plan to direct our efforts on priority areas within everyday cooking and everyday snacking by identifying clear brand roles and growth channels, while continuing to execute across our broader brand portfolio and retail landscape. We believe this strategy is designed to strengthen our connection with consumers, improve execution across the enterprise and position the Company to deliver sustainable profitable growth and long-term value for our shareholders.

Our fiscal 2026 performance reflects top-line softness and inflation-driven margin headwinds. While fiscal 2026 presented challenges, including a dynamic operating environment, we believe the actions taken and investments we made during the year strengthened our portfolio, improved our capabilities and helped to position the Company to drive improved long-term performance.

On September 3, 2026, we announced our fiscal 2026 financial results, which included:

- Net sales of $9.744 billion, a decrease of 5% versus 2025
- Organic net sales of $9.733 billion, a decrease of 2% versus 2025
- Earnings before interest and taxes ("EBIT") of $852 million, a decrease of 24% versus 2025
- Adjusted EBIT of $1.181 billion, a decrease of 21% versus 2025
- Earnings per share ("EPS") of $1.31, a decrease of 35% versus 2025
- Adjusted EPS of $2.17, a decrease of 27% versus 2025
- Cash flows from operations of $1.039 billion, versus $1.131 billion in 2025
- Meals & Beverages net sales and operating earnings decreased 4% and 14%, respectively, versus 2025
- Snacks net sales and operating earnings decreased 6% and 28%, respectively, versus 2025

While fiscal 2026 presented challenges, including a dynamic operating environment, we believe the actions taken during the year further strengthened our portfolio, improved our capabilities and helped to position the Company to drive improved performance over time.

More information on our business performance in fiscal 2026 is available in our 2026 Form 10-K, which is included in the 2026 Annual Report to Shareholders that accompanies this proxy statement. Information on items impacting comparability is available in Appendix A, which also provides a reconciliation of organic net sales, adjusted EBIT and adjusted EPS, which are non-GAAP measures, to their most comparable GAAP measures.

2026 Executive Compensation: New Developments and Payouts

In fiscal 2026, the Committee made changes to the Company's Long-Term Incentive Plan ("LTI") design. Specifically, it revised the performance-restricted share unit design to use equally weighted adjusted earnings per share growth ("EPSG") and organic net sales growth ("ONSG") metrics, each of which are measured annually based on a predetermined growth schedule set at the beginning of the three-year performance period that is applied to the prior year actual result. The earned amount is then subject to a modifier tied to relative-to-peer total shareholder return ("TSR") over the full three-year period. This design replaced the prior approach that used equally weighted metrics consisting of three-year adjusted EPS compound annual growth rate ("CAGR") and three-year TSR. The Committee adopted these changes to enhance goal-setting accuracy, improve line of sight between controllable performance and earned compensation, better balance top-line and bottom-line performance, and maintain a long-term orientation through continued multi-year vesting and goal setting.

These metrics were chosen because they align with the Company's strategic objectives as the achievement of growth goals are essential to creating shareholder value.

The core design of the rest of the incentive structure, including the mix of LTI awards for NEOs and the construct of the Annual Incentive Plan ("AIP"), remained unchanged.

Our financial performance as measured under the AIP for fiscal 2026 met the threshold metrics that were established by the Committee, as discussed, beginning on page 48.

Final payouts reflect the performance versus predetermined goals as well as the Committee's evaluation of critical, non-financial metrics, such as market share performance and sustainability and community goals. Based on our results and the Committee's overall evaluation of Company performance in fiscal 2026, the Committee approved the Total Company Performance Score payout at 66% of target.

For the three-year period ending at the close of fiscal 2026, payout for our performance-restricted share units granted under our LTI plan in fiscal 2024 was zero.

- Our TSR performance over the three-year performance period ending in fiscal 2026 was in the bottom quartile of the Performance Peer Group used to measure relative TSR performance under the LTI program for awards granted in fiscal 2024, resulting in the TSR performance-restricted share units with a performance period ending in fiscal 2026 vesting at 0% of target. See pages 50 - 53 for additional information.
- Our adjusted EPS performance over the three-year performance period ending in fiscal 2026 was based upon attainment of a cumulative three-year adjusted EPS CAGR target of 5.0%. We achieved a -10.2% adjusted EPS CAGR for the relevant performance period, resulting in the EPS performance-restricted share units with a performance period ending in fiscal 2026 vesting at 0% based upon our adjusted EPS CAGR performance. See pages 50 - 53 for additional information.

2 WHAT ARE OUR COMPENSATION PRACTICES?

Compensation Objectives

The objectives of our executive compensation program are to:

- Align the financial interests of the NEOs with those of our shareholders, in both the short and long term;
- Provide incentives for achieving and exceeding our short-term and long-term goals;
- Attract, motivate and retain our key executives by providing total compensation opportunities that are competitive with opportunities offered by other companies in the food, beverage and consumer products industries; and
- Differentiate the level of compensation based on individual and business unit performance, leadership potential and level of responsibility within the organization. Individual performance is rated based upon demonstrated leadership skills, accomplishment of objectives, business unit, or functional accountabilities and personal contributions.

Compensation Principles and Policies

The Compensation and Organization Committee annually reviews and approves the principles and policies for executive compensation. In fiscal 2026, the Committee reviewed the compensation principles and policies and determined that no changes were required. The current compensation principles and policies are:

- Campbell’s offers a total compensation package that is designed to link pay to Company, business unit and individual performance and to attract, motivate and retain the caliber of talent needed to deliver successful business performance in absolute terms and relative to competition;
- Compensation levels are set after comparing Campbell’s pay levels and practices to the practices of the Compensation Peer Group (see page 44), which is reviewed annually by the Committee;
- Campbell’s targets total annual compensation, consisting of salary, annual incentives and long-term incentives, to approximate the market median to enable the Company to recruit and retain executive talent. A regression analysis is also reviewed to provide supplemental data reflecting the differences in the total revenue of various peer companies compared to our total revenue. Our competitive position is reviewed annually by the Committee. An individual executive’s salary, target annual incentive and target long-term incentives may be higher or lower than the approximate market median due to a number of factors including the scope of the individual’s job responsibilities, his or her individual contributions and experience, business performance and job market conditions;
- Annual incentive payments are based on our performance compared to the goals established at the beginning of the fiscal year in designated measurement areas relating to our financial and enterprise priorities for that year. The Committee evaluates performance compared to the annual goals to establish the AIP pool and uses its judgment to make any adjustments;
- Long-term incentive grants are delivered in a combination of performance-restricted share units and time-lapse restricted share units, with the mix varying by level of responsibility within the organization; and
- Senior executives have a substantial portion of their compensation at risk, based upon the achievement of the performance goals for annual incentive payments and the performance goals for long-term incentives. To further align the interests of our senior executives with those of shareholders, a higher proportion of the incentive compensation delivered to senior executives is through performance-based long-term incentives that are paid out depending upon our financial performance (see pages 50 - 53 for a description of the LTI Program).

Compensation Governance

Our executive compensation program reflects the following best practices:

WE DO	WE DO NOT
✓ Maintain a strong alignment between corporate performance and compensation	✘ Have an employment agreement with our CEO or any other executive officers
✓ Annually review the risk profile of our compensation programs and maintain risk mitigators	✘ Pay dividends or dividend equivalents to NEOs on unearned equity awards
✓ Use an independent compensation consultant retained directly by the Compensation and Organization Committee	✘ Reprice stock options without the approval of Campbell's' shareholders
✓ Use "double-trigger" change in control provisions in all change in control agreements with our NEOs	✘ Provide tax gross ups in any change in control agreement
✓ Have clawback policies for mandatory incentive compensation recoupment in the event of an accounting restatement and discretionary recoupment under certain circumstances outside of an accounting restatement and have performance share award agreements that allow for award clawback in the event of a breach of duty of loyalty	✘ Allow any directors, officers, or employees to hedge Campbell's common stock
✓ Maintain robust stock ownership guidelines for all executive officers	✘ Allow any directors or executive officers to pledge Campbell's common stock

Results of 2025 Say on Pay Vote

At the 2025 Annual Meeting of Shareholders, we held our annual shareholder advisory vote on executive compensation, or "Say on Pay" vote. Ninety-nine percent (99%) of the votes cast were in favor of the "Say on Pay" proposal.

As the Committee evaluated our compensation principles and policies during fiscal 2026, it was mindful of this favorable outcome and our shareholders' strong support of our compensation objectives and compensation programs. The Committee has maintained its general approach to executive compensation and made no material changes in fiscal 2026 to the compensation principles and policies or the objectives of our compensation program in response to the results of the "Say on Pay" vote.

3 HOW ARE COMPENSATION DECISIONS MADE?

Role of the Compensation and Organization Committee

The Committee has overall responsibility for our executive compensation program. The Committee annually reviews compensation strategy, principles and policies, including the apportionment of pay between fixed compensation and incentive compensation elements, and the design of incentive compensation programs. The Committee approves all compensation and benefits for our executive officers (including current executive officers who are NEOs) and Company executives with base salaries in excess of $600,000 per year, authorizes the aggregate amount of annual incentive awards for all eligible participants under the AIP and the LTI Program, and authorizes the CEO to allocate awards to other participants under the AIP and the LTI Program, up to an aggregate amount. Pursuant to the terms of its charter, the Committee is authorized to delegate any of its responsibilities to subcommittees as it deems appropriate, subject to the requirements of applicable laws, regulations and shareholder approved plans. The Committee has delegated to the Chair of the Committee the authority to approve compensation actions for executive officers between Committee meetings when necessary for business continuity purposes.

A subcommittee consisting of the Chair of the Committee and either the independent Board Chair or another independent director must jointly approve any equity grants made to executive officers between meetings.

Following the completion of the fiscal year, the Committee reviews the performance of the NEOs and approves each executive's annual incentive payment for the just-completed fiscal year and certifies the vesting of long-term incentive awards for performance periods ending as of the just-completed fiscal year. The Committee also reviews and approves the base salary, annual incentive target and long-term incentive grant for the current fiscal year. This review of all major elements of executive compensation at one time provides the Committee with a comprehensive analysis of the target dollar amount of compensation that would be delivered by each element of compensation, assuming that the required performance goals are attained.

The Committee also reviews major organizational changes and reviews our succession planning and leadership development processes.

Role of Management

It is our customary practice for the CEO, with input from the Executive Vice President and Chief People and Culture Officer, to provide recommendations to the Committee on compensation actions for our executive officers (except for actions related to their own compensation) and on potential changes in the design of executive compensation programs, which the Committee then reviews with its independent compensation consultant. In September 2025, Mr. Beekhuizen recommended to the Committee compensation actions for all of the Company's executive officers (other than his own position), including the NEOs. The recommendations included fiscal 2025 AIP awards, base salaries and LTI grants for fiscal 2026. In September 2026, Mr. Beekhuizen, recommended to the Committee fiscal 2026 AIP awards and base salaries and LTI grants for fiscal 2027 for the Company's executive officers (other than his own position), including the NEOs.

Role of Independent Compensation Consultant

Pursuant to its charter, the Committee is authorized to engage an outside advisor to assist in the design and evaluation of our executive compensation program, as well as to approve the fees paid to such advisor and other terms of the engagement. Prior to the retention of an outside advisor, the Committee assesses the prospective advisor's independence, taking into consideration all relevant factors, including those factors specified in the Nasdaq listing standards.

FW Cook has been the Committee's independent compensation consultant since fiscal 2014. Each year the Committee reviews the performance of FW Cook. FW Cook does not provide us with any services other than advising the Committee on executive compensation and advising the Governance Committee on non-employee director compensation. The Committee did not engage any other compensation advisor in fiscal 2026. At the direction of the Committee, FW Cook provided advice on CEO compensation, compensation trends, governance issues and other matters of interest to the Committee during fiscal 2026. The Committee assessed FW Cook's independence, taking into account a number of factors such as: (1) the provision of other services to Campbell's by FW Cook; (2) the amount of fees received from Campbell's by FW Cook as a percentage of the total revenue of FW Cook; (3) FW Cook's policies and procedures to prevent conflicts of interest; (4) any business or personal relationship between FW Cook and the members of the Committee; (5) any ownership of Campbell's stock by the individuals at FW Cook performing consulting services for the Committee; and (6) any business or personal relationship between FW Cook or the individuals performing consulting services for the Company and any Campbell's executive officer. FW Cook provided the Committee with appropriate assurances regarding its independence. Based on this analysis, the Committee has concluded that FW Cook has been independent throughout its service to the Committee and that there are no conflicts of interest.

Peer Group

The Committee identifies a Compensation Peer Group in designing and determining executive compensation. The Compensation Peer Group consists of companies in the food, beverage and consumer products industries with whom we primarily compete for executive talent. The Committee uses the Compensation Peer Group to evaluate the competitiveness of executive compensation and uses the U.S.-based publicly traded companies within the Compensation Peer Group to measure our relative TSR performance.

The composition of the Compensation Peer Group is reviewed and approved by the Committee each fiscal year after obtaining advice from its independent compensation consultant. For fiscal 2026, following its review, the Committee added Church & Dwight Co., Inc., as it is a competitive peer for our talent. During fiscal 2026, Kellanova was acquired by Mars, Incorporated and WK Kellogg Co was acquired by The Ferrero Group; as a result of their acquisitions, Kellanova and WK Kellogg Co were removed from the Compensation Peer Group.

In fiscal 2026, the Committee compared our target total compensation levels with levels at the companies in the Compensation Peer Group identified in the table below. A regression analysis is also reviewed to provide supplemental data reflecting the differences in the total revenue of various peer companies compared to our total revenue. The Committee believes that use of the Compensation Peer Group is the most effective method to evaluate and set the compensation needed to attract, motivate and retain the executive talent needed to manage our businesses and operations successfully, because these are the primary companies with which we compete for senior executives.

Use of this peer group also provides a broad database that allows Campbell's to obtain accurate, representative survey information for a majority of its positions.

Beginning in fiscal 2026, the Committee began using the U.S.-based publicly traded companies in the Compensation Peer Group to measure our relative TSR performance to provide a single, consistent set of comparators for both pay benchmarking and performance measurement, and to reduce the outsized impact that any one company's stock performance can have when TSR is measured against a smaller group.

Fiscal 2026 Compensation Peer Group

- Church & Dwight Co., Inc. (CHD)
- The Clorox Company (CLX)
- The Coca-Cola Company (KO)
- Colgate-Palmolive Company (CL)
- Conagra Brands, Inc. (CAG)
- Flowers Foods, Inc. (FLO)
- General Mills, Inc. (GIS)
- The Hershey Company (HSY)
- Hormel Foods Corporation (HRL)
- The J.M. Smucker Company (SJM)
- Kenvue, Inc. (KVUE)
- Keurig Dr Pepper Inc. (KDP)
- Kimberly-Clark Corporation (KMB)
- The Kraft Heinz Company (KHC)
- Mars, Incorporated [(1)]
- McCormick & Company, Inc. (MKC)
- Mondelez International, Inc. (MDLZ)
- Nestle USA, Inc. [(1)]
- PepsiCo, Inc. (PEP)
- Post Holdings, Inc. (POST)
- The Procter & Gamble Company (PG)
- S.C. Johnson & Son, Inc. [(1)]
- Tyson Foods, Inc. (TSN)
- Unilever United States, Inc. [(1)]

(1) These companies are not U.S.-based publicly traded companies and, therefore, are not used to measure our relative TSR performance under the LTI Program for awards granted in fiscal 2026.

4 HOW DO WE COMPENSATE OUR NEOS?

Compensation Elements

The primary components of our executive compensation and benefits programs are summarized in the following table:

Element		Purpose/Objective	Additional Info
Fixed	Base Salary	■ Provide a base level of compensation that is competitive in relation to the responsibilities of each executive’s position to attract the talent needed to successfully manage our business and execute our strategies	Page 47
At Risk	Annual Cash Incentive	■ Motivate and reward the achievement of annual operating plan goals ■ Recognize individual contribution, measured by the impact on the performance of the Company, division, function or team	Pages 47 - 50
	Long-Term Equity Incentive	■ Motivate and reward executives based upon our success in delivering value to our shareholders ■ Retain the executive talent necessary to successfully manage our business and execute our strategies ■ Align pay with performance metrics that impact long-term value creation	Pages 50 - 53
Benefits	Retirement Programs	■ Provide retirement benefits at competitive levels consistent with programs for our broad-based employee population	Page 53
	Post-Termination Compensation and Benefits	■ Provide market-competitive benefits to attract the talent needed to successfully manage our business and execute our strategies ■ Provide a reasonable measure of financial stability in the event of involuntary termination or change in control	Pages 65 - 70
	Benefits and Perquisites	■ Provide market-competitive benefits and perquisites to attract the talent needed to successfully manage our business and execute our strategies	Page 54

The proportion of compensation delivered in each of these elements is designed to:

- put more compensation at risk based upon Company or business unit and individual performance for NEOs, whose performance is more likely to influence the results of the executive’s business unit or function, or the results of the Company as a whole;
- align NEO compensation with shareholder value creation through long-term incentives based on relative and absolute total shareholder return;
- provide consistency over time in the proportion of compensation opportunity among the elements, while varying actual pay based upon Company, business unit and individual performance; and
- be competitive with the practices of the Compensation Peer Group in order to attract, motivate and retain key executives.

Our NEOs have a substantial portion of their target compensation at risk:

CEO


89% at-risk
Base Salary
11%
Bonus
17%
LTI
72%

Other NEOs


75% at-risk
Base Salary
25%
Bonus
21%
LTI
54%

Base Salary

The Committee considers a number of factors in determining individual base salaries for the NEOs, including the scope of an individual's job responsibilities, his or her individual contributions and experience, business performance, job market conditions, the overall Company salary budget, and the individual's current base salary as compared with those of persons in similar positions at other companies in the Compensation Peer Group, as well as within the Company. Targets for annual incentive payments are a percentage of base salary. Each NEO, other than the CEO, who was employed at the time of the LTI grants has a long-term incentive target that is also expressed as a percentage of his or her base salary.

Individual salaries for NEOs are reviewed each September by the Committee when it conducts its annual review of executive performance. Merit increases, for executives other than the CEO, are generally based on the CEO's and the Committee's assessment of individual performance.

In September 2025, the Committee reviewed the base salaries for all of the NEOs. The Committee decided to increase the fiscal 2026 base salaries for Mr. Beekhuizen, Ms. Anderson and Mr. Poland by 3.25%, and Ms. Johnson May by 5.0%, overall generally in line with the average base salary increases for our U.S.-based salaried employees.

Mr. Cunfer was elected Executive Vice President and CFO effective October 20, 2025, and his base salary was set at $725,000, which was in line with the CFO benchmark within our Compensation Peer Group. Mr. Anand was elected Executive Vice President and President, Snacks, effective February 23, 2026, and his base salary was set at $600,000, which was in line with the division president benchmark within our Compensation Peer Group.

The amount of base salary paid to each of the NEOs in fiscal 2026 is presented in the 2026 Summary Compensation Table on page 57.

In September 2026, the Committee reviewed base salaries for the current NEOs for fiscal 2027 and decided no base salary increases were warranted.

Annual Incentive Compensation

In fiscal 2026, all NEOs were eligible to receive an annual incentive award under The Campbell's Company Annual Incentive Plan ("AIP"). Awards to NEOs under the AIP are determined based on Company and/or division performance (as applicable) and individual performance, as illustrated in the table below.

A narrative discussion of each component follows.

Annual Incentive Target	X	Total Company Performance Score*	X	Individual Award Determination	=	Final Award
The Committee sets a target percentage for each NEO based on competitive market data. The target percentages for all AIP-eligible participants are applied to individual base salaries.		The score is determined by the Committee based on an assessment of the Company's performance versus pre-established financial goals and the quality of the results. The full range of possible scores is 0-200%.		This is determined by the Committee, in the case of the CEO, and the Committee with input from the CEO for the other NEOs. The range of possible scores is 0-150%.		In all events, capped at 200% of an individual's AIP target

* AIP awards for NEOs who are division leaders are determined using a score that is weighted 30% on the assessment of total Company performance and 70% on the assessment of the division's performance. The CEO has the discretion to determine the performance scores for each of the Company's divisions.

Annual Incentive Target

Each year, the Committee establishes a competitive annual incentive target under the AIP, expressed as a percentage of base salary, for each NEO. The AIP target percentages are at or near the size-adjusted median for similar executive positions at companies in the Compensation Peer Group. The maximum payout under the AIP for any individual is 200% of his or her target.

The Committee reviewed the fiscal 2026 AIP targets for Messrs. Beekhuizen and Poland and Mses. Anderson and Johnson May and determined that no changes were warranted to the targets for fiscal 2026. The Committee set Mr. Cunfer's fiscal 2026 target at 90% in connection with his employment as Executive Vice President and CFO, and set Mr. Anand's fiscal 2026 target at 85% in connection with his employment as Executive Vice President and President, Snacks.

The fiscal 2026 annual incentive targets for the NEOs were:

Name	Fiscal 2026 Annual Incentive Target (% of Base Salary)	Fiscal 2026 Annual Incentive Target ($)
Mick J. Beekhuizen	150%	$1,858,500
Todd E. Cunfer[(1)]	70%	$ 509,486
Carrie L. Anderson[(1)]	36%	$ 299,160
Mohit Anand[(1)]	37%	$ 222,164
Diane Johnson May	80%	$ 540,792
Daniel L. Poland	80%	$ 611,240

(1) The Annual Incentive Target for each of Messrs. Cunfer and Anand and Ms. Anderson is pro-rated based on their time of employment in fiscal 2026.

Fiscal 2026 Total Company Performance Score

Fiscal 2026 was a year in which we maintained momentum in our Meals & Beverages business, especially in everyday cooking, and, in our Snacks business, we were able to achieve improved performance within our core *Goldfish* brand. In addition, we made progress in pursuing our multi-year cost savings and supply chain productivity initiatives and advancing certain sustainability and community goals.

The Committee chose to base the fiscal 2026 Total Company Performance Score for the AIP on three financial metrics – net sales, adjusted EBIT and free cash flow – and established the performance targets set forth in the table below (dollars in millions).

	Performance Targets			
Metric Weighting	Threshold	Target	Over-Achievement	Exceptional
Net Sales (40%)	$9,471	$9,919 - $10,019	$10,667	$10,886
Adjusted EBIT (40%)	$1,177	$1,282 - $1,334	$ 1,412	$ 1,439
Free Cash Flow (20%)	$ 608	$701 - $730	$ 823	$ 859

The performance targets set forth above aligned with the Company's internal operating plan and externally provided net sales and adjusted EBIT guidance that we originally set for fiscal 2026 and were designed to be challenging to achieve. The Company's internal operating plan for fiscal 2026 was set below the prior year's internal operating plan due to the anticipated impacts of inflation and increased marketing expenses in fiscal 2026. For each of the Net Sales and Adjusted EBIT metrics, threshold performance results in a 50% payout of target funding, for the Free Cash Flow Metric, threshold performance results in 25% funding, and for all metrics, performance within the target range results in a 100% payout of target funding, over achievement results in a 175% payout of target funding, and exceptional performance results in 200% funding; straight-line interpolation is used between points to determine the actual payout.

In establishing the metrics, performance targets and payout ranges for the fiscal 2026 Total Company Performance Score at the beginning of the fiscal year, the Committee recognized that there would be continued volatility in commodity and input prices in fiscal 2026, and more normalized demand levels and elevated inflation levels would likely have continued macro-economic impacts throughout fiscal 2026. In recognition of this continuing uncertain environment, the Committee decided to maintain reduced leverage in the overall performance schedules via the wider ranges around the target goals.

Given the importance of strategic and sustainability priorities, the Committee decided to use composite market share and progress against certain community and sustainability goals as qualitative performance qualifiers.

The Committee believed that linking the fiscal 2026 AIP to net sales, adjusted EBIT and free cash flow appropriately incented the management team to take the necessary steps to strengthen our Meals & Beverages business, stabilize our Snacks business and continue to deliver cost savings and network optimization. It established the performance targets and payout ranges described above to incent management to deliver its external outlook, which the Committee believed would help the Company establish a solid foundation for future business growth.

The table below summarizes our fiscal 2026 performance for AIP purposes. Adjusted EBIT is a non-GAAP measure and excludes certain items impacting comparability. Free cash flow is an internal metric that measures net cash provided by operating activities less capital expenditures and certain investing and financing activities.

(dollars in millions)	Fiscal 2026 AIP Performance	Performance Assessment	Score	Weighting	Weighted Contribution to Total Company Performance Score
Net Sales	$ 9,744	Threshold	79%	40%	32%
Adjusted EBIT	$ 1,181	Threshold	51%	40%	20%
Free Cash Flow	$ 662	Threshold	69%	20%	14%

Formulaically, the Total Company Performance Score provided for a payout equal to 66% of target. The Committee retains discretion to adjust the Total Company Performance Score for quality of results and other factors as it deems appropriate, but did not exercise such discretion in fiscal 2026. Once the performance metrics review was complete, the Committee performed a review of the quality of the fiscal 2026 results to determine if any adjustments were necessary to the overall payout. In evaluating the quality of results, the Committee considered composite market share performance and progress against certain sustainability and community goals. The Company's composite market share performance and progress against certain sustainability and community goals were generally in-line with expectations and the Committee evaluated these performance qualifiers neutrally. While management made meaningful progress against several strategic priorities, the Company continued to navigate the headwinds and challenges that emerged in fiscal 2025 and remained present during fiscal 2026. In light of overall Company performance in this environment, the annual incentive program funded below target for the second year in a row.

Fiscal 2026 CEO and NEO Annual Incentive Compensation

Mick J. Beekhuizen

In September 2026, the Committee evaluated Mr. Beekhuizen's fiscal 2026 performance, taking into account the Company's performance in fiscal 2026 against the metrics established for the AIP, for which Mr. Beekhuizen, as our CEO, has ultimate oversight and responsibility. The Committee also evaluated Mr. Beekhuizen's individual performance, as assessed by all independent directors on the Board through the CEO evaluation process, which among other things, noted strong strategic leadership in an ongoing challenging environment; delivery of financial results generally in line with external guidance; the successful completion of a strategic investment in La Regina; clear and transparent communication with the Board and other stakeholders; and decisive actions to reduce costs and improve operational efficiencies. Based on this review, the Committee established Mr. Beekhuizen's fiscal 2026 AIP award as shown in the table below.

The amount of the 2026 AIP award reflects lower year-over-year funding based on Company performance, but higher dollar-value relative to fiscal 2025 due to Mr. Beekhuizen's mid-year appointment to the CEO role in fiscal 2025.

Name	Fiscal 2026 Annual Incentive Target		Fiscal 2026 Performance Score		Fiscal 2026 Individual Performance Score		Fiscal 2026 Annual Incentive Award
Mick J. Beekhuizen	$1,858,500	x	66%	x	100%	=	$1,226,610

Other NEOs

Each NEO has individual performance goals for fiscal 2026 against which his or her individual performance was assessed. Mr. Beekhuizen provided the Committee with his assessment of each NEO's fiscal 2026 performance and achievement relative to his or her individual performance goals. In providing the Committee with his assessment, Mr. Beekhuizen noted the following individual accomplishments for each NEO: Mr. Cunfer's leadership in the areas of cash flow management and cost savings programs, and his leadership in advancing key strategic corporate development initiatives; Mr. Anand's leadership in advancing the Company's strategic agenda, including efforts to reprioritize the Snacks strategy and efforts on brand growth and innovations; Ms. Johnson May's leadership in talent acquisition and management, and strategic assistance with the implementation of cost savings initiatives; Mr. Poland's leadership in key supply chain improvement initiatives and strategic assistance with strategic investment initiatives; and Ms. Anderson's leadership in the areas of cash flow management and cost savings programs. Based on the individual performance of Mr. Cunfer, Ms. Anderson, Mr. Anand, Ms. Johnson May, and Mr. Poland, Mr. Beekhuizen recommended, and the Committee reviewed and approved, the AIP payouts as shown in the table below.

Name	Fiscal 2026 Annual Incentive Target		Fiscal 2026 Performance Score		Fiscal 2026 Individual Performance Score		Fiscal 2026 Annual Incentive Award
Todd E. Cunfer[1][2]	$509,486	x	66%	x	90%	=	$302,635
Carrie L. Anderson[1][2]	$299,160	x	66%	x	100%	=	$197,446
Mohit Anand[1][3]	$222,164	x	50%	x	100%	=	$111,082
Diane Johnson May[2]	$540,792	x	66%	x	100%	=	$356,923
Daniel L. Poland[2]	$611,240	x	66%	x	100%	=	$403,418

(1) The AIP targets for Messrs. Cunfer and Anand and Ms. Anderson were pro-rated based on their time of employment during fiscal 2026.

(2) For purposes of determining the fiscal 2026 AIP award for Mses. Anderson and Johnson May and Messrs. Cunfer and Poland, the Committee used a score that was based on total Company performance.

(3) AIP awards for NEOs who are division leaders are determined using a score that is weighted 30% on the assessment of total Company performance and 70% on the assessment of the division's performance. For purposes of determining the fiscal 2026 AIP award for Mr. Anand, the Committee used a score that was weighted 30% on the assessment of total Company performance and 70% on the assessment of the Snacks division.

Sign-On Bonus to Mr. Cunfer

On October 7, 2025, we announced Mr. Cunfer was elected Executive Vice President and CFO effective October 20, 2025. In connection with his hiring, the Committee authorized a one-time cash payment of $1,200,000, in recognition of the forfeiture of an annual bonus from his prior employment, to be paid in two installments, the first occurring after 30 days of employment and the second occurring after 6 months of employment. This cash payment is subject to reimbursement in the event Mr. Cunfer voluntarily leaves the Company within 12 months from the start of his employment.

Sign-On Bonus to Mr. Anand

On February 18, 2026, we announced Mr. Anand was elected Executive Vice President and President, Snacks effective February 23, 2026. In connection with his hiring, the Committee authorized a one-time cash payment of $225,000 in recognition of the forfeiture of an annual bonus from his prior employment and an additional cash payment of $1,200,000 in recognition of a required repayment to his previous employer. These cash payments are subject to reimbursement in the event Mr. Anand voluntarily leaves the Company within 12 months from the start of his employment.

Long-Term Incentive Compensation

Long-term incentives are typically equity awards, although cash-based awards may be made in limited circumstances. Equity grants are typically approved by the Committee each September, which is near the beginning of our fiscal year. Individual grants are based on the executive's level of responsibility, possession of critical skills, individual performance and future leadership potential as assessed in our human resources organization planning process.

The components of the LTI Program have evolved over time and are modified periodically to further the goals of the program. The Committee believes that the current mix of performance and time-lapse restricted units provides strong shareholder alignment. All shares paid out under our LTI Program are treasury shares that were previously issued and outstanding.

Fiscal 2026 Long-Term Incentive Program

Each NEO, other than the CEO, who was employed at the time of the LTI grants has a long-term incentive target that is expressed as a percentage of his or her base salary. These targets, on average, are designed to deliver total direct compensation that approximates the market median, in accordance with our Compensation Principles and Policies. The Committee reviews the LTI targets for each NEO annually. The Committee did not make any changes to the fiscal 2026 LTI targets for Ms. Anderson when it reviewed these targets in February 2025. The Committee increased Mr. Poland's and Ms. Johnson May's targets from 185% to 200% to better align with overall market median and align targets among the Company's functional leaders. Messrs. Cunfer and Anand were not employed by the Company at the time of the fiscal 2026 LTI grants. The Committee set Mr. Cunfer's target at 225% and Mr. Anand's target at 200% at the time of their respective hiring. Messrs. Cunfer and Anand also received one-time grants as described below. The fiscal 2026 long-term incentive targets for our NEOs are set forth in the table below:

Name	Fiscal 2026 LTI Target (% of Base Salary)	Fiscal 2026 LTI Target ($)
Carrie L. Anderson	250%	$ 2,018,250
Diane Johnson May	200%	$ 1,287,600
Daniel L. Poland	200%	$ 1,480,000

Mr. Beekhuizen's fiscal 2025 (prior fiscal year) target as CEO was $7,500,000, though his actual grant value was lower, reflective of his mid-year appointment to the CEO role. For Mr. Beekhuizen's fiscal 2026 LTI target, in September 2025 the Committee approved an increase in the long-term incentive award value to $8,000,000. The increase was intended to better position Mr. Beekhuizen's target total direct compensation versus the peer median and to create greater focus on longer-term operating goals and sustained changes in shareholder value, thereby enhancing alignment with shareholders.

Awards granted under our long-term incentive program in fiscal 2026 to our NEOs consisted of a combination of performance-restricted share units and time-lapse restricted share units. Beginning in fiscal 2026, the Committee revised the performance-restricted share unit design to use equally weighted adjusted earnings per share growth ("EPSG") and organic net sales growth ("ONSG") metrics, each of which are measured annually based on a predetermined growth schedule set at the beginning of the three-year performance period that is applied to the prior year actual result. The earned amount is then subject to a modifier tied to relative-to-peer total shareholder return ("TSR") over the full three-year period. The Committee adopted these changes to enhance goal-setting accuracy, improve line of sight between controllable performance and earned compensation, better balance top-line and bottom-line performance, and maintain a long-term orientation through continued multi-year vesting and goal setting. The metrics were chosen because they align with the Company's strategic objectives as the achievement of growth goals are essential to creating shareholder value.

In fiscal 2026, each NEO who participated in the LTI Program received 30% of their long-term incentive opportunity in EPSG performance-restricted share units, 30% in ONSG performance-restricted share units and 40% in time-lapse restricted share units. There is no payment of dividends on restricted share units during the restriction period; instead, accumulated dividend equivalents will be paid in cash at the end of the restriction period on the units that ultimately vest. The long-term incentive awards that were granted to our NEOs during fiscal 2026 appear in the table below, and a description of each component that was granted in fiscal 2026 or that vested in whole or in part based on our fiscal 2026 performance appears in the narrative discussion following the table.

In October 2025, Mr. Poland and Ms. Johnson May were granted awards in excess of their target amount based on the recommendation of Mr. Beekhuizen and the Committee's evaluation of their performance. To enhance focus on the Company's growth strategy and navigate through turbulent times, Mr. Poland was granted an award at 155% of his target; and Ms. Johnson May was granted an award at 151% of her target. Messrs. Cunfer and Anand were not employed by the Company at the time of the October 2025 LTI award grants.

Ms. Anderson was granted an award at 100% of her target, which was subject to forfeiture pursuant to the terms of her severance agreement.

Name	EPSG Performance-Restricted Share Units	ONSG Performance-Restricted Share Units	Time-Lapse Restricted Share Units	LTI Grant Value on Date of Grant*
Mick J. Beekhuizen	72,464	72,464	96,618	$8,000,000
Carrie L. Anderson	18,281	18,281	24,375	$2,018,250
Diane Johnson May	17,663	17,663	23,551	$1,950,000
Daniel L. Poland	20,883	20,883	27,778	$2,300,000

* Value for grants made on October 1, 2025 is based on a stock price of $33.12, which was the average closing price of Campbell's common stock over the final 20 trading days in September 2025. The grant date fair value of share units, as shown in the 2026 Summary Compensation Table on page 57 and the 2026 Grants of Plan-Based Awards table on page 59, is different than the value in the table above because the grant date fair value is based on a Monte Carlo valuation in the case of the EPSG performance-restricted share units and ONSG performance-restricted share units, and the closing share price on the date of the grant for each of the time-lapse restricted share units.

New Employment Grant to Mr. Cunfer

As stated above, Mr. Cunfer was elected Executive Vice President and CFO effective October 20, 2025. In connection with his hiring, the Committee awarded Mr. Cunfer a one-time grant of 52,185 of time-lapse restricted share units in recognition of the forfeiture of equity awards from his prior employment. In addition, the Committee awarded Mr. Cunfer 31,922 of performance-restricted share units, consisting of 50% EPSG and 50% ONSG performance-restricted units, as well as 21,282 of time-lapse restricted share units in recognition of Mr. Cunfer's start date within the beginning of the fiscal year and the importance of his role. For more information on this award, see the 2026 Grants of Plan-Based Awards Table on page 59.

New Employment Grant to Mr. Anand

As stated above, Mr. Anand was elected Executive Vice President and President, Snacks effective February 23, 2026. In connection with his hiring, the Committee awarded Mr. Anand a one-time grant of 35,842 of performance-restricted share units, consisting of 50% EPSG and 50% ONSG performance-restricted units, as well as 21,505 of time-lapse restricted share units in recognition of the forfeiture of equity awards from his prior employment. For more information on these awards, see the 2026 Grants of Plan-Based Awards Table on page 59.

EPSG and ONSG Performance-Restricted Share Units

In fiscal 2026, the Committee granted 30% of long-term incentive awards to the NEOs in the form of EPSG performance-restricted share units and 30% in the form of ONSG performance-restricted share units, each of which are subject to a modifier based on relative-to-peer TSR at the end of the three-year performance period. The Committee believed that it was appropriate to focus the plan on metrics tied to our long-term strategy that are viewed by shareholders as the

primary drivers of sustainable value creation. The Committee believed that linking a portion of long-term compensation to our EPS performance and organic net sales provides a balanced top- and bottom-line focus and aligns the interests of NEOs with those of our shareholders.

EPSG performance-restricted share units are paid, if earned, based on our adjusted EPS annual growth against three pre-established annual growth rate targets. ONSG performance-restricted share units are paid, if earned, based on our organic net sales annual growth, measured against three pre-established growth rate targets. Performance against each of the EPSG and ONSG targets will be measured annually using the pre-established growth schedules, thereby generating three funding percentages for each performance measure that are averaged to determine the payout for that performance measure. Each of the EPSG performance-restricted share units funding percentage and ONSG performance restricted share units funding percentage will then be weighted equally, and finally modified as much as +/- 25% in accordance with a relative TSR modifier (as described further below) to determine the final payout percentage.

The grants made in fiscal 2026 have a fiscal 2026-2028 performance period. The payout of the EPSG and ONSG performance-restricted share units will range between 0% and 250%, after application of the relative TSR modifier. At the time of grant in October 2025, the Committee established three consecutive one-year adjusted EPSG targets and ONSG targets and allowed for an adjustment of the targets under certain circumstances, including for transactions. The annual growth goals for each metric for each of the three fiscal years are measured based on the prior fiscal year's performance. The percentage of target EPSG and ONSG units granted in fiscal 2026 that will be paid out at the end of the three-year performance period based upon attainment of our adjusted EPSG and ONSG growth goals, subject to the relative TSR modifier, is illustrated in the chart below. The growth goals are not intended to be a prediction of how the Company will perform during the performance year or in any future period and should not be construed as guidance on our future financial performance or results of operations. The Committee establishes these goals solely to help it align pay with performance.

Measurement [1]	Threshold (0%)	Target (100%)	Maximum (200%)
2026 Adjusted EPS Growth Rate	-19.2 %	-14.8 %	-10.7 %
2026 Organic Net Sales Growth Rate	-2.0 %	0.0 %	2.0 %
2027 Adjusted EPS Growth Rate	2.0 %	5.0 %	8.0 %
2027 Organic Net Sales Growth Rate	0.0 %	1.5 %	3.0 %
2028 Adjusted EPS Growth Rate	2.0 %	5.0 %	8.0 %
2028 Organic Net Sales Growth Rate	0.0 %	1.5 %	3.0 %

(1) To the extent performance falls between the goal levels, percentages are interpolated on a linear basis.

Relative TSR Modifier

The final payout of the EPSG and ONSG performance-restricted share units described above are subject to a relative TSR modifier. The Committee believed it was important to compare our performance to an external peer group and use of the relative TSR modifier reinforces the alignment between long-term incentive payouts and shareholder value creation. To determine the final payout, the Committee first determines the funding percentages of each of the EPSG and ONSG performance-restricted share units, weighs them equally, and then applies a +/- 25% multiplier based on relative TSR during the three-year performance period compared to the TSRs of the other publicly-traded companies in the Compensation Peer Group over the same three-year period. Accordingly, as illustrated in the chart below, final payouts would be adjusted as follows: (i) +25% for top quartile (75th percentile) performance; (ii) no adjustment for performance between the 25th and 75th percentile; and (iii) -25% for bottom quartile (25th percentile) performance.

The final payout of the EPSG and ONSG performance-restricted share units, adjusted for the relative TSR modifier, is illustrated in the chart below:


Initial PSU grant
Payout Range 0%-200%
EPSG (50% of units)
+
ONSG (50% of units)
Payout Range 0%-200%
x
Relative TSR
vs. Compensation Peer Group (+/- 25% multiplier based on relative TSR during the three-year performance period)
=
Final PSU Payout
0%-250% of granted EPSG and ONSG units

Time-Lapse Restricted Share Units

In fiscal 2026, the Committee also granted long-term incentive awards to the NEOs in the form of time-lapse restricted share units. Time-lapse restricted share units will vest in equal installments on each of the first three anniversaries of the grant date and are paid out two months following the end of each fiscal year provided that the NEO meets the service requirements. The Committee intends for the time-lapse restricted share units to be a retention tool.

In addition to the grants that are made as part of the annual long-term incentive program, the Committee may also grant time-lapse restricted share units to NEOs in other limited circumstances, typically (1) at the start of their employment with us in recognition of their forfeiture of long-term incentive grants from their prior employer, (2) as additional compensation when an NEO is promoted into a new role or given additional responsibilities, or (3) as an additional retention tool.

For more information on these awards, see the 2026 Grants of Plan-Based Awards Table on page 59.

Awards with Performance Periods Ending in Fiscal 2026

TSR Performance-Restricted Share Units

TSR performance-restricted share units were granted in October 2023 as part of the fiscal 2024 LTI Program. These units had a fiscal 2024-2026 performance period. For the fiscal 2024-2026 performance period, the percentage of target TSR performance-restricted share units that were paid out was based upon our TSR performance ranking as illustrated in the chart below.

Campbell's TSR Performance Rank	10	9	8	7	6	5	4	3	2	1
Percentage Payout	0%	0%	0%	50%	75%	125%	150%	175%	200%	200%

- Our cumulative three-year TSR of -44.7% ranked 9th versus the peer group.
- Based on the above criteria and our TSR performance ranking, the payout for TSR performance-restricted share units for the fiscal 2024-2026 performance period was 0% of the target amount.

EPS Performance-Restricted Share Units

EPS performance-restricted share units were granted in October 2023 as part of the fiscal 2024 LTI Program. These units had a fiscal 2024-2026 performance period. At the time of grant, the Committee established a cumulative three-year adjusted EPS CAGR target of 6.0% and allowed for an adjustment of the adjusted EPS CAGR target under certain circumstances, including for transactions. Consistent with the terms of the award, the Committee equitably adjusted the adjusted EPS CAGR target from 6.0% to 5.0% to reflect the impact of a completed divestiture that was not contemplated at the time of approval of the original target. For the fiscal 2024-2026 performance period, the percentage of target EPS performance-restricted share units that were paid out was based upon our adjusted EPS CAGR performance as illustrated in the chart below.

Adjusted EPS CAGR for Fiscal 2023-Fiscal 2025	< 2.0%	3.0%	4.0%	5.0%	6.0%	7.0%	8.0%
Percentage Payout	0%	33%	67%	100%	133%	167%	200%

- Our adjusted EPS CAGR performance over the three-year performance period ending in fiscal 2026 was -10.2%
- Based on the above criteria, the payout for EPS performance-restricted share units for the fiscal 2024-2026 performance period was 0% of the target amount.

Retirement Plans and Other Benefits

Deferred Compensation Plan

The Company's Supplemental Retirement Plan provides an opportunity for eligible U.S.-based participants, including the NEOs, to save for future financial needs. In addition, NEOs who were hired or promoted into an eligible salary grade on or after January 1, 2011 but before October 1, 2024 were eligible to receive an Executive Retirement Contribution to their Supplemental Retirement Account. Messrs. Beekhuizen and Poland and Mses. Anderson and Johnson May were eligible for the Executive Retirement Contribution in fiscal 2026. The Executive Retirement Contribution is a credit to the participant's Supplemental Retirement Plan account. The amount of the Executive Retirement Contribution is calculated on the same basis for all participants using covered compensation (for example, base salary and annual incentive payments under the AIP) and is subject to vesting criteria. Effective October 1, 2024, the Executive Retirement Contribution was closed to new participants in the eligible salary grade and the Company will cease to credit current participants with Executive Retirement Contributions as of October 1, 2029. For a more detailed discussion of the deferred compensation arrangements relating to the NEOs, including the Executive Retirement Contribution, see the 2025 Nonqualified Deferred Compensation table and accompanying narrative beginning on page 63.

Perquisites

Our Personal Choice Program provides quarterly cash payments to certain NEOs in lieu of Company sponsored programs for items such as tax or estate planning services or financial planning services. The Committee believes that these payments are appropriate to reimburse executives for financial and tax planning services or other purposes so that the executives are not distracted from devoting their time and energy to their responsibilities to the Company.

We also provided Mr. Beekhuizen with a $100,000 allowance for personal use of an aircraft leased by the Company through an arrangement with NetJets, Inc. ("NetJets"). The Committee believed this was appropriate to enhance productivity for both the CEO and the Company, and allow the CEO a more convenient way to integrate work and life responsibilities. In addition, depending on availability, family members and personal guests of executive officers may travel on company aircraft to accompany executives who are traveling.

In connection with his employment in 2022, we offered Mr. Poland a stipend of $2,500 per pay period less applicable taxes to assist him with commuting and living expenses in the Camden, New Jersey area which will continue for the duration of his employment. In connection with her employment in 2021, we offered Ms. Johnson May a stipend of $2,500 per pay period less applicable taxes to assist her with commuting and living expenses in the Camden, New Jersey area which will continue for the duration of her employment. In connection with his employment in 2026, we offered Mr. Anand a stipend of $2,500 per pay period less applicable taxes for a period of 18 months to assist him with commuting and living expenses in the Camden, New Jersey area. For additional information on all perquisites provided to the NEOs in fiscal 2026, please see the 2026 Summary Compensation Table and accompanying footnotes, which begin on page 57.

Severance Plans

Each executive officer who reports to the CEO, including each of the NEOs, are participants in the Company's Executive Severance Pay Plan (the "Executive Severance Plan"). The Executive Severance Plan provides a maximum payment of two times base salary if the executive is involuntarily terminated without cause. This payment and benefit level was determined primarily by reference to the amount of time customarily required for employees who are involuntarily terminated without cause to find other employment. We believe that, due to the relative scarcity of senior executive roles, employees at higher levels in the organization generally need more time to locate comparable positions elsewhere than employees at lower levels. Assurance of a reasonable measure of financial security in the event of involuntary termination is important to candidates for executive positions, and the extent of the severance benefits offered by Campbell's in comparison with those available at other companies is sometimes a significant factor in their evaluations of the attractiveness of opportunities at Campbell's.

Ms. Anderson is currently receiving severance benefits under the Executive Severance Plan. For a more detailed discussion of severance arrangements, see Potential Payments Upon Termination or Change in Control beginning on page 65.

Change in Control Benefits

We have entered into "double-trigger" Amended and Restated Change in Control Severance Protection Agreements ("CIC Agreements") with each of the NEOs. The CIC Agreements provide for severance pay and continuation of certain benefits should an applicable termination of employment occur in connection with and within two years following a change in control. The Committee believes that the CIC Agreements are necessary in order to retain stability in the senior executive team in the event there is a threatened or actual change in control.

The CIC Agreements' double-trigger provisions require the occurrence of the following two events in order for an executive to receive payments and benefits: (1) a change in control; and (2) the executive's employment must be terminated involuntarily and without cause (or terminated voluntarily for good reason) within two years following a change in control.

None of our current CIC Agreements with the NEOs provides "gross-up" payments to cover any federal excise taxes owed on change in control-related severance payments and benefits. For a more detailed discussion of these CIC Agreements, see Potential Payments Upon Termination or Change in Control, beginning on page 65. The CIC Agreement with Ms. Anderson expired when she ceased to be employed by the Company. We also have change in control provisions in our AIP, our long-term incentive plans and our U.S. retirement plans, and these provisions apply equally to all participants in the plans, including the NEOs.

5 HOW DO WE MANAGE RISKS RELATED TO OUR COMPENSATION PROGRAM?

Risk Assessment — Incentive Compensation Programs

Each year, the Committee reviews the risk profile of our compensation programs. Management completes, for review by the Committee, an assessment of our compensation programs on a global basis, with a focus on incentive compensation programs. The Committee believes that our compensation programs do not create risks that are likely to have a material adverse effect on the Company. The Committee's assessment was based on numerous factors, including:

- the compensation governance process that we have established;
- the relative size of the potential payouts in the aggregate and for any individual;
- the inclusion of a "cap" on the maximum payouts to any individual;
- the appropriate balance of fixed versus variable and cash versus equity compensation;
- the use of multiple metrics in the respective incentive programs; and
- the potential for incentive compensation to be recouped pursuant to the Company's Clawback Policies, as described on page 56.

Executive Stock Ownership

We require NEOs to own shares to further align their interests with those of shareholders. It is our policy that NEOs achieve an ownership stake that represents a significant multiple of their base salaries. Until the ownership level is achieved, NEOs must retain at least half of the after-tax value of each equity award in shares of Campbell's stock upon the vesting of restricted share units or exercise of options. All NEOs that are currently employed by the Company are compliant with the retention requirements, and all have either met or are making meaningful progress toward their respective ownership standard. Progress toward a designated ownership standard is measured annually.

The share ownership requirements for NEOs are listed below. The ownership standard is expressed as a multiple of salary that is determined based on organization level or salary grade. Establishing ownership standards as a multiple of base salary links the program with pay actions (i.e., base salary increases), and ensures that ownership objectives remain competitive. The ownership multiples have been set at market median.

Stock Ownership Requirement as Multiple of Base Salary


CEO
6.0x
Other NEOs
3.5x

Executives may count toward these requirements the value of shares beneficially owned and shares and share units that are deferred and fully vested in the 401(k) plan and other deferred compensation programs. Unvested restricted share units (including unvested performance-restricted share units) and unexercised stock options are not counted in calculating ownership.

Tax Implications

U.S. federal income tax law prohibits us from taking a tax deduction for certain compensation paid in excess of $1 million to certain executive officers (and, beginning in 2018, certain former executive officers). The Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

Trading Campbell's Securities

We have adopted The Company's Amended and Restated Insider Trading Policy ("Insider Trading Policy") that governs the purchase, sale and/or other dispositions of our securities by our directors, officers and employees, as well as by the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. It is our policy to prohibit all directors, officers and employees from hedging or offsetting the economic risk associated with fully owned shares, restricted share units and unexercised stock options that are granted as compensation or held directly or indirectly by the director, officer or employee. The Insider Trading Policy

provides that no director, officer (including any executive officer) or employee may purchase securities or other financial instruments that "hedge", or are designed to "hedge", the value of any security issued by Campbell's, its subsidiaries or affiliates, including phantom stock or stock units. The Insider Trading Policy defines "hedge" as any security transaction that reduces the risk on an already existing investment position in a Campbell's security, including the purchase or sale of options, puts, calls, straddles, equity swaps or other derivatives linked to a Campbell's security. In addition, in-and-out trading involving holding of securities for brief periods and other speculative transactions in Campbell's securities are strictly prohibited by the Insider Trading Policy. Directors and officers of Campbell's are prohibited by law from making any short sale (i.e., sale of securities not owned at the time of sale) of Campbell's stock. A copy of our Insider Trading Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended August 3, 2025.

We also have a policy that prohibits pledging of shares by directors and executive officers, with an exception for pledge arrangements that were established prior to September 25, 2013. No executive officers or directors have any existing pledge agreements.

Timing of Equity Grants

We do not grant stock options or similar equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, nor do we time the public release of such information based on stock option grant dates. In addition, we do not grant stock options or similar equity awards during periods in which there is material nonpublic information about our Company, including (i) outside a "trading window" established in connection with the public release of earnings information under our Insider Trading Policy or (ii) at any time during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. These restrictions do not apply to restricted stock, restricted stock units, performance units, or other types of equity awards that do not include an exercise price related to the market price of our common stock on the date of grant. Historically, stock options were granted with an exercise price equal to the average of the high and low market price of our common stock on the date of grant.

Incentive Compensation Clawback Policies

Since 2017, the Company has had an Incentive Compensation Clawback Policy ("Clawback Policy") in place to align our compensation practices with our shareholders' interests and ensure that incentive compensation is based upon accurate financial information. Our Clawback Policy, which covers all executive officers (including the NEOs), allows for recovery of cash and equity incentive compensation in the event the Company is required to prepare a material accounting restatement due to fraud or intentional misconduct. Beginning in fiscal 2022, we expanded the provisions in our long-term performance incentive award agreements to provide for a three-year clawback after vesting (and forfeiture of awards before vesting) if an executive breaches his or her duty of loyalty to the Company. Additionally, in 2025, we updated our Clawback Policy to allow for recovery of cash and equity incentive compensation (both time-based and performance-based) from an executive officer (including the NEOs) in the event of fraud, intentional misconduct or material violation of law or a Company policy regardless of whether the event results in a restatement of the Company's financial statements. The Committee has sole discretion to determine whether and how to apply the Clawback Policy.

We also have a separate clawback policy that provides for recoupment of certain incentive-based compensation in the event the Company is required to prepare an accounting restatement of its financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws. This policy is intended to comply with Section 10D of the Exchange Act, the rules promulgated thereunder and the applicable listing standards of Nasdaq.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT

The Compensation and Organization Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on such reviews and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organization Committee
Marc B. Lautenbach, Chair
Grant H. Hill
Sarah Hofstetter
Mary Alice D. Malone, Jr.
Kurt T. Schmidt

Approved: September 23, 2026

EXECUTIVE COMPENSATION TABLES

2026 Summary Compensation Table

The following Summary Compensation Table provides information concerning the fiscal 2026 compensation of our Chief Executive Officer, Chief Financial Officer, Former Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers at fiscal year-end (August 2, 2026) ("named executive officers" or "NEOs"). Information is only included for Messrs. Cunfer and Anand for those years within the last three fiscal years in which the individual was a NEO. For a complete understanding of the table, please read the footnotes and narrative disclosures that follow the table.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Mick J. Beekhuizen President and Chief Executive Officer	2026	$ 1,233,000	$ —	$ 8,043,563	$ 1,226,610	$ 461,846	$ 10,965,019
	2025	$ 1,013,831	$ —	$ 4,366,663	$ 1,241,250	$ 335,616	$ 6,957,360
	2024	$ 820,000	$ —	$ 2,351,781	$ 693,396	$ 307,466	$ 4,172,643
Todd E. Cunfer Executive Vice President and Chief Financial Officer	2026	$ 557,692	$ 1,200,000	$ 3,239,950	$ 302,635	$ 57,460	$ 5,357,737
Carrie L. Anderson Former Executive Vice President and Chief Financial Officer	2026	$ 306,937	$ —	$ —	$ 197,446	$ 720,597	$ 1,224,980
	2025	$ 803,677	$ —	$ 2,118,689	$ 597,402	$ 267,282	$ 3,787,050
	2024	$ 778,125	$ —	$ 2,296,622	$ 550,193	$ 230,532	$ 3,855,472
Mohit Anand Executive Vice President and President, Snacks	2026	$ 253,846	$ 1,425,000	$ 1,496,353	$ 111,082	$ 74,500	$ 3,360,781
Diane Johnson May Executive Vice President and President, Chief People and Culture Officer	2026	$ 671,037	$ —	$ 1,960,622	$ 356,923	$ 284,846	$ 3,273,428
	2025	$ 640,908	$ —	$ 1,195,880	$ 438,299	$ 280,000	$ 2,555,087
	2024	$ 565,753	$ —	$ 2,644,231	$ 429,000	$ 276,895	$ 3,915,879
Daniel L. Poland Executive Vice President and Chief Enterprise Transformation Officer	2026	$ 760,350	$ —	$ 2,312,506	$ 403,418	$ 296,618	$ 3,772,892
	2025	$ 729,154	$ —	$ 1,222,874	$ 438,080	$ 310,339	$ 2,700,447
	2024	$ 665,208	$ —	$ 2,941,237	$ 480,433	$ 318,278	$ 4,405,156

(1) Messrs. Cunfer and Anand joined the Company during fiscal 2026. The amounts reported in this column for fiscal 2026 for Messrs. Cunfer and Anand represent one-time cash payments in recognition of the forfeiture of their annual bonus from their prior employment, and for Mr. Anand, a required repayment to his former employer.

(2) The amounts reported in this column represent the aggregate grant date fair value of all stock awards granted to each NEO, calculated in accordance with FASB ASC Topic 718, for the listed fiscal year. The assumptions we used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2026 Form 10-K.

The amounts reported in the Summary Compensation Table for the performance-based awards assume a future payout at the target level, which we believe is the probable outcome of the performance conditions at the time of grant. However, this may not represent the amounts that the NEOs will actually realize from the awards. Whether, and to what extent, a NEO realizes value with respect to these performance-based awards will depend on our EPSG performance and ONSG performance for awards granted in fiscal 2026, each subject to a potential adjustment by a relative TSR modifier, or TSR performance and adjusted EPS CAGR performance for awards granted in fiscal 2024 and fiscal 2025, and the NEO's continued employment. If our performance results in a future payout at the maximum level (250% of target for EPSG and ONSG performance), the aggregate grant date fair value of the performance-based stock awards granted in fiscal 2026 would be as follows: Mr. Beekhuizen, $12,381,886; Mr. Cunfer, $2,565,978, Ms. Anderson, $0; Mr. Anand, $2,291,988; Ms. Johnson May, $3,018,066; and Mr. Poland, $3,559,724.

The amounts reported in the Summary Compensation Table for time-lapse stock awards assume the service conditions will be met and the awards will vest. Whether, and to what extent, a NEO realizes value with respect to these time-lapse stock awards will depend on the NEO's continued employment.

Ms. Anderson ceased to serve as Executive Vice President and Chief Financial Officer of the Company as of October 20, 2025. A portion of all stock awards shown above for Ms. Anderson will be eligible to vest based on the length of time she was employed during the applicable performance period. The remaining portions of each award will be forfeited due to her failure to meet the service-based vesting conditions. The aggregate grant date fair value of the awards that will be forfeited by Ms. Anderson, and the aggregate grant date fair value of the awards that will be eligible to vest is set forth in the table below. Whether and to what extent the awards partially vest will ultimately depend on our TSR performance and adjusted EPS CAGR performance and the extent to which the service-based vesting conditions were met.

Name	Fiscal Year Granted	Grant Date Fair Value of Forfeited Awards	Grant Date Fair Value of Awards Eligible to Vest
Carrie L. Anderson	2026	$ 0	$ 0
	2025	$ 1,063,550	$ 1,055,139
	2024	$ 471,613	$ 1,825,009

For additional information on grant date fair value and estimated future payouts of stock awards, see the 2026 Grants of Plan-Based Awards table on page 59, and to see the value of stock awards actually realized by the NEOs in fiscal 2026, see the 2026 Stock Vested table on page 62.

(3) The amounts reported in this column for each NEO reflect the amounts earned and paid under the AIP. Payments under the AIP were determined as described in the CD&A beginning on page 40.

(4) The amounts reported in this column reflect, for each NEO, the sum of (i) the incremental cost to Campbell's of all perquisites and other personal benefits; (ii) any amounts contributed by Campbell's to the applicable 401(k) plan and any 401(k) supplemental program, which are part of our deferred compensation plans; (iii) Campbell's' executive retirement contributions; (iv) any premiums paid by Campbell's for executive long-term disability benefits; and (v) any other amounts received by the NEO.

The following tables outline those (i) perquisites and other personal benefits and (ii) all other additional compensation required by the SEC rules to be separately quantified:

Name	401(k) Company Contribution	401(k) Supplemental Company Contribution(a)	Executive Retirement Contribution(b)	Other(c)	Total
Mick J. Beekhuizen	$18,424	$147,997	$247,425	$ 48,000	$461,846
Todd E. Cunfer	$27,430	$ 6,030	$ —	$ 24,000	$ 57,460
Carrie L. Anderson	$ —	$ 63,303	$ 90,434	$566,860	$720,597
Mohit Anand	$15,000	$ —	$ —	$ 59,500	$ 74,500
Diane Johnson May	$24,459	$ 52,453	$110,934	$ 97,000	$284,846
Daniel L. Poland	$21,085	$ 58,690	$119,843	$ 97,000	$296,618

(a) See page 63 for a description of the supplemental 401(k) program.

(b) This amount is unvested and is subject to forfeiture if the vesting criteria are not met. See page 63 for a description of the Executive Retirement Contribution.

(c) The amounts in this column represent the perquisites provided to each NEO, including $550,860 in post-termination payments to Ms. Anderson, a $27,500 stipend payment to Mr. Anand to assist with commuting and living expenses in the Camden, NJ area, a $65,000 stipend payment to Mr. Poland to assist with living expenses in the Camden, NJ area, a $65,000 stipend payment to Ms. Johnson May to assist with living expenses in the Camden, NJ area, and the following benefits paid to each NEO under our Personal Choice Program: $48,000 in benefits paid to Mr. Beekhuizen, $24,000 in benefits paid to Mr. Cunfer, $16,000 in benefits paid to Ms. Anderson, and $32,000 in benefits paid to each of Messrs. Anand and Poland and Ms. Johnson May. See page 54 for a description of our Personal Choice Program.

In addition, Ms. Anderson is entitled to payments in fiscal 2027 and beyond that are subject to certain conditions that were not satisfied as of August 2, 2026 and are not reflected above. The amount is $1,731,192 and includes continued payment of base salary, continued insurance benefits (life and health) at active employee rates through December 2027, and fees associated with outplacement services. The salary and benefit amounts will be paid through the Company's bi-weekly payroll process. For a more detailed discussion of severance arrangements, see Potential Payments Upon Termination or Change in Control beginning on page 65.

2026 Grants of Plan-Based Awards

The table below shows the awards granted to our NEOs during fiscal 2026 under the AIP and LTI Program

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)				
Name		Grant Date	Committee Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: # of Shares or Stock Units (#)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Mick J. Beekhuizen	PSU-ONSG Grant	10/1/2025	9/17/2025	—	—	—	—	72,464	181,160	—	$2,476,377
	PSU-EPSG Grant	10/1/2025	9/17/2025	—	—	—	—	72,464	181,160	—	$2,476,377
	RSU Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	96,618	$3,090,809
	AIP	—	—	$ —	$1,858,500	$3,717,000	—	—	—	—	—
Todd E. Cunfer	PSU-ONSG Grant	11/1/2025	10/2/2025	—	—	—	—	15,961	39,903	—	$ 513,195
	PSU-EPSG Grant	11/1/2025	10/2/2025	—	—	—	—	15,961	39,903	—	$ 513,195
	RSU Grant	11/1/2025	10/2/2025	—	—	—	—	—	—	73,467	$2,213,560
	AIP	—	—	$ —	$ 509,486	$1,018,972	—	—	—	—	—
Carrie L. Anderson	PSU-ONSG Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	—	$ —
	PSU-EPSG Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	—	$ —
	RSU Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	—	$ —
	AIP	—	—	$ —	$ 299,160	$ 598,320	—	—	—	—	—
Mohit Anand	PSU-ONSG Grant	3/1/2026	1/27/2026	—	—	—	—	17,921	44,803	—	$ 458,397
	PSU-EPSG Grant	3/1/2026	1/27/2026	—	—	—	—	17,921	44,803	—	$ 458,397
	RSU Grant	3/1/2026	1/27/2026	—	—	—	—	—	—	21,505	$ 579,559
	AIP	—	—	$ —	$ 222,164	$ 444,328	—	—	—	—	—
Diane Johnson May	PSU-ONSG Grant	10/1/2025	9/17/2025	—	—	—	—	17,663	44,158	—	$ 603,613
	PSU-EPSG Grant	10/1/2025	9/17/2025	—	—	—	—	17,663	44,158	—	$ 603,613
	RSU Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	23,551	$ 753,396
	AIP	—	—	$ —	$ 540,792	$1,081,584	—	—	—	—	—
Daniel L. Poland	PSU-ONSG Grant	10/1/2025	9/17/2025	—	—	—	—	20,833	52,083	—	$ 711,944
	PSU-EPSG Grant	10/1/2025	9/17/2025	—	—	—	—	20,833	52,083	—	$ 711,944
	RSU Grant	10/1/2025	9/17/2025	—	—	—	—	—	—	27,778	$ 888,618
	AIP	—	—	$ —	$ 611,240	$1,222,480	—	—	—	—	—

(1) The amounts listed under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns represent the minimum, target and maximum payouts for each executive for fiscal 2026 under the AIP.

(2) The Committee sets dollar targets for grants to NEOs under the LTI Program. The dollar targets may be expressed as a percentage of salary or as some other amount and converted to units based upon Campbell's' average closing stock price during the last 20 trading days in September 2025, which was $33.12 for the fiscal 2026 grants made on October 1, 2025. The performance period for each of the EPSG performance-restricted share units and ONSG performance-restricted share units granted during fiscal 2026 is fiscal years 2026-2028, and these grants represent 60% (30% EPSG performance-restricted share units and 30% ONSG performance-restricted share units) of each NEO's fiscal 2026 LTI award. The target units were credited to the NEOs on the grant date. For units granted in fiscal 2026, dividend equivalents will not be paid on the units during the applicable performance period. Instead, accumulated dividend equivalents will be paid in cash on the restricted share units that vest at the end of the performance period when the grants are paid out.

The number of performance-restricted share units that could vest and be paid out could range from 0% to 250% of performance-restricted share units granted based upon actual performance at the end of the performance period and including a potential adjustment by a relative TSR modifier. The Committee certifies the attainment of performance goals, and any earned shares are distributed to participants following the end of the applicable performance period. See the description in the CD&A beginning on page 40 for information about targets, performance goals and payment of shares. The grants have specific rules related to the treatment of the units in the event of termination for cause, voluntary resignation, retirement, involuntary termination and change in control. These provisions are described under Potential Payments Upon Termination or Change in Control beginning on page 65.

(3) The amounts reported in this column represent the grant date fair value of the stock awards granted in fiscal 2026, calculated in accordance with FASB ASC Topic 718. The grant date is established once the performance target is defined and communicated to participants which, in the case of the EPSG performance-restricted share units and ONSG performance-restricted share units granted during fiscal 2026 was October 1, 2025, except for Messrs. Cunfer and Anand, who joined the Company after October 1, 2025 and whose grant dates were November 1, 2025 and March 1, 2026, respectively. The assumptions we used in calculating these amounts are included in Note 18 to the Consolidated Financial Statements in our 2026 Form 10-K.

2026 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted share units by each of the NEOs at fiscal year-end.

This table includes unvested time-lapse restricted share units, unvested performance-restricted share units (EPSG, ONSG, TSR and EPS) and unvested equity incentive plan awards. Each equity grant is shown separately for each NEO. The market value of stock awards is based on the closing market price of our common stock on July 31, 2026, which was $21.98. The performance-restricted share units, which were initially granted on October 1, 2023, October 1, 2024 and October 1, 2025 (and, in the case of Messrs. Cunfer and Anand, who joined the Company after the October 1, 2025 grant date, November 1, 2025 and March 1, 2026, respectively), are subject to specific goals during the applicable performance period as explained in the CD&A beginning on page 50. The footnotes below the table describe the vesting schedules.

For additional information about the awards, see the description of the LTI Program in the CD&A beginning on page 50.

		Stock Awards			
Name	Grant Date for Restricted Shares	Number of Shares or Units of Unvested Stock (#)	Market Value of Shares or Units of Unvested Stock ($)	Equity Incentive Plan Awards: Number of Shares or Units of Unvested Stock (#)	Equity Incentive Plan Awards: Market Value of Shares or Units of Unvested Stock ($)
Mick J. Beekhuizen	10/1/2025	—	—	18,116 (6)	$398,189
	10/1/2025	—	—	18,116 (3)	$398,189
	2/1/2025	—	—	— (5)	$ —
	2/1/2025	—	—	— (2)	$ —
	10/1/2024	—	—	— (5)	$ —
	10/1/2024	—	—	— (2)	$ —
	10/1/2023	— (4)	$ —	—	—
	10/1/2023	— (1)	$ —	—	—
	10/1/2025	96,618 (7)	$2,123,663	—	—
	2/1/2025	15,184 (7)	$ 333,744	—	—
	10/1/2024	13,020 (7)	$ 286,179	—	—
	10/1/2023	7,465 (7)	$ 164,080	—	—
Todd E. Cunfer	11/1/2025	—	—	3,990 (6)	$ 87,700
	11/1/2025	—	—	3,990 (3)	$ 87,700
	11/1/2025	52,185 (7)	$1,147,026	—	—
	11/1/2025	21,282 (7)	$ 467,778	—	—
Carrie L. Anderson	10/1/2024	—	—	— (5)	$ —
	10/1/2024	—	—	— (2)	$ —
	10/1/2023	— (4)	$ —	—	—
	10/1/2023	— (1)	$ —	—	—
	10/1/2024	5,770 (7)	$ 126,824	—	—
	10/1/2023	5,265 (7)	$ 115,724	—	—
Mohit Anand	3/1/2026	—	—	6,809 (6)	$149,661
	3/1/2026	—	—	6,809 (3)	$149,661
	3/1/2026	21,505 (7)	$ 472,679	—	—
Diane Johnson May	10/1/2025	—	—	4,415 (6)	$ 97,041
	10/1/2025	—	—	4,415 (3)	$ 97,041
	10/1/2024	—	—	— (5)	$ —
	10/1/2024	—	—	— (2)	$ —
	10/1/2023	— (4)	$ —	—	—
	10/1/2023	— (1)	$ —	—	—
	10/1/2025	23,551 (7)	$ 517,650	—	—
	10/1/2024	6,699 (7)	$ 147,244	—	—
	10/1/2023	3,610 (7)	$ 79,347	—	—

	Stock Awards				
Name	Grant Date for Restricted Shares	Number of Shares or Units of Unvested Stock (#)	Market Value of Shares or Units of Unvested Stock ($)	Equity Incentive Plan Awards: Number of Shares or Units of Unvested Stock (#)	Equity Incentive Plan Awards: Market Value of Shares or Units of Unvested Stock ($)
Daniel L. Poland	10/1/2025	—	—	5,208 (6)	$114,471
	10/1/2025	—	—	5,208 (3)	$114,471
	10/1/2024	—	—	— (5)	$ —
	10/12024	—	—	— (2)	$ —
	10/1/2023	— (4)	$ —	—	—
	10/1/2023	— (1)	$ —	—	—
	10/1/2025	27,778 (7)	$ 610,560	—	—
	10/1/2024	6,850 (7)	$ 150,563	—	—
	10/1/2023	3,915 (7)	$ 86,051	—	—

(1) These are TSR performance-restricted share units that were granted in fiscal 2024 with a fiscal 2024-2026 performance period. The Committee met on August 21, 2026 to evaluate our TSR performance over the 2024-2026 performance period. Based on our TSR performance over the fiscal 2024-2026 performance period, the Committee certified the payout of the fiscal 2024 TSR performance-restricted share units at 0%. These awards will vest at 0% on their applicable vesting dates assuming the applicable service conditions are met.

(2) These are TSR performance-restricted share units that were granted in fiscal 2025 with a fiscal 2025-2027 performance period. Because our TSR performance as of the end of fiscal 2026 failed to meet the performance measure required for payment above threshold, these awards are shown at threshold (0% of target). The extent to which these awards will vest and be paid out following the end of the fiscal 2025-2027 performance period will depend on our actual TSR performance over the full performance period. In addition, the grantee must remain employed through September 30, 2027, or otherwise meet retirement-eligibility requirements, for the award to vest.

(3) These are ONSG performance-restricted share units that were granted in fiscal 2026 with a fiscal 2026-2028 performance period, except for Mr. Anand's awards, which were granted with a fiscal 2027-2028 performance period in recognition of the timing of commencement of employment. Because our ONSG performance as of the end of fiscal 2026 failed to meet the performance measure required for payment at target, these awards are shown at 25% of target, except for Mr. Anand whose awards are shown at 38% of target. The extent to which these awards will vest and be paid out following the end of the fiscal 2026-2028 performance period will depend on our actual ONSG performance over the full performance period, subject to the TSR modifier. In addition, the grantee must remain employed through September 30, 2028, or otherwise meet retirement-eligibility requirements, for the award to vest.

(4) These are EPS performance-restricted share units that were granted in fiscal 2024 with a fiscal 2024-2026 performance period. The Committee met on August 21, 2026 to evaluate our EPS performance over the 2024-2026 performance period. Based on our adjusted EPS CAGR performance over the fiscal 2024-2026 performance period, the Committee certified the payout of the fiscal 2024 EPS performance-restricted share units at 0%. These awards will vest at 0% on their applicable vesting dates assuming the applicable service conditions are met.

(5) These are EPS performance-restricted share units that were granted in fiscal 2025 with a fiscal 2025-2027 performance period. Because our adjusted EPS CAGR performance as of the end of fiscal 2026 failed to meet the performance measure required for payment above threshold, these awards are shown at threshold (0% of target). The extent to which these awards will vest and be paid out following the end of the fiscal 2025-2027 performance period will depend on our actual adjusted EPS CAGR performance over the full performance period. In addition, the grantee must remain employed through September 30, 2027, or otherwise meet retirement-eligibility requirements, for the award to vest.

(6) These are EPSG performance-restricted share units that were granted in fiscal 2026 with a fiscal 2026-2028 performance period, except for Mr. Anand's awards, which were granted with a fiscal 2027-2028 performance period in recognition of the timing of commencement of employment. Because our EPSG performance as of the end of fiscal 2026 failed to meet the performance measure required for payment at target, these awards are shown at 25% of target, except for Mr. Anand whose awards are shown at 38% of target. The extent to which these awards will vest and be paid out following the end of the fiscal 2026-2028 performance period will depend on our actual EPSG performance over the full performance period, subject to the TSR modifier. In addition, the grantee must remain employed through September 30, 2028, or otherwise meet retirement-eligibility requirements, for the award to vest.

(7) These are time-lapse restricted share units which vest as follows:

Name	Grant Date	Vesting Schedule
Mick J. Beekhuizen	10/1/2025	1/3 each on 9/30/2026, 9/30/2027, 9/30/2028
	2/1/2025	1/2 each on 9/30/2026 and 9/30/2027
	10/1/2024	1/2 each on 9/30/2026 and 9/30/2027
	10/1/2023	100% on 9/30/2026
Todd E. Cunfer	11/1/2025	1/3 each on 11/1/2026, 11/1/2027, 11/1/2028
	11/1/2025	1/3 each on 9/30/2026, 9/30/2027, 9/30/2028
Carrie L. Anderson	10/1/2024	1/2 each on 9/30/2026 and 9/30/2027
	10/1/2023	100% on 9/30/2026
Mohit Anand	3/1/2026	1/2 each on 3/1/2027 and 3/1/2028
Diane Johnson May	10/1/2025	1/3 each on 9/30/2026, 9/30/2027, 9/30/2028
	10/1/2024	1/2 each on 9/30/2026 and 9/30/2027
	10/1/2023	100% on 9/30/2026
Daniel L. Poland	10/1/2025	1/3 each on 9/30/2026, 9/30/2027, 9/30/2028
	10/1/2024	1/2 each on 9/30/2026 and 9/30/2027
	10/1/2023	100% on 9/30/2026

2026 Stock Vested

The following table provides information on the number of shares acquired by each NEO upon the vesting of stock awards and the value realized, each before payment of any applicable withholding tax.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mick J. Beekhuizen (1)	46,085	$1,422,641
Carrie L. Anderson (2)	25,019	$ 725,033
Diane Johnson May (3)	51,611	$1,572,838
Daniel L. Poland (4)	57,438	$1,619,321

(1) Mr. Beekhuizen received 29,217 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of time-lapse restricted share units, 8,606 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of TSR performance-restricted share units, and 8,262 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of EPS performance-restricted share units.

(2) Ms. Anderson received 11,796 shares at a market price of $26.86 per share on March 1, 2026, upon the vesting of time-lapse restricted share units and 13,223 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of time-lapse restricted share units.

(3) Ms. Johnson May received 35,154 shares at a market price of $30.29 per share on November 1, 2025, upon the vesting of time-lapse restricted share units, 9,922 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of time-lapse restricted share units, 3,334 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of TSR performance-restricted share units, and 3,201 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of EPS performance-restricted share units.

(4) Mr. Poland received 39,841 shares at a market price of $27.01 per share on February 1, 2026, upon the vesting of time-lapse restricted share units, 10,540 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of time-lapse restricted share units, 3,601 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of TSR performance-restricted share units, and 3,456 shares at a market price of $30.87 per share on September 30, 2025, upon the vesting of EPS performance-restricted share units.

2026 Pension Benefits

The Company's Retirement and Pension Plan ("Qualified Plan") and the Company's Supplemental Employees' Retirement Plan ("SERP") were closed to new participants at the end of 2010. None of our NEOs were eligible for the Qualified Plan or the SERP in fiscal 2026.

2026 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year(1) ($)	Aggregate Earnings (Loss) in Last Fiscal Year(2) ($)	Aggregate Withdrawals/ Distributions in the Last Fiscal Year ($)	Aggregate Balance at Fiscal Year End(3) ($)
Mick J. Beekhuizen	Supplemental Retirement Plan	$620,625	$395,422	$955,722	$ 0	$4,837,476
Todd E. Cunfer	Supplemental Retirement Plan	$ 0	$ 6,030	$ (4)	$ 0	$ 6,026
Carrie L. Anderson	Supplemental Retirement Plan	$537,661	$153,737	$141,739	$ (538,622)	$ 770,233
Mohit Anand	Supplemental Retirement Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Diane Johnson May	Supplemental Retirement Plan	$ 87,659	$163,387	$ 20,831	$ 0	$ 554,446
Daniel L. Poland	Supplemental Retirement Plan	$ 0	$178,533	$ 15,614	$ 0	$ 248,233

(1) The amounts listed above for each NEO are reported in the 2026 Summary Compensation Table under All Other Compensation. The amounts listed above include the following unvested Executive Retirement Contributions made in fiscal 2026: Mr. Beekhuizen, $247,425; Mr. Cunfer, $0; Ms. Anderson, $90,433; Mr. Anand, $0; Ms. Johnson May, $110,933; and Mr. Poland, $119,843.

(2) The amounts listed above include earnings on unvested Executive Retirement Contributions, which would be subject to forfeiture if the vesting conditions are not met. The amount of earnings on unvested Executive Retirement Contributions is as follows: Mr. Beekhuizen, $227,456; Mr. Cunfer, $0; Ms. Anderson, $35,581; Mr. Anand, $0; Ms. Johnson May, $9,474; and Mr. Poland, $10,593.

(3) The amounts listed do not include unvested Executive Retirement Contributions. The unvested amounts are subject to forfeiture if vesting conditions are not met and are as follows: Mr. Beekhuizen, $1,537,401; Mr. Cunfer, $0; Ms. Anderson, $0; Mr. Anand, $0; Ms. Johnson May, $482,147; and Mr. Poland, $537,782. Amounts may not add due to rounding.

The Supplemental Retirement Plan is an unfunded nonqualified deferred compensation plan maintained for the purpose of providing our eligible U.S.-based executives and key managers the opportunity to defer a portion of their earned compensation. Currently, participants may defer up to 90% of their annual incentive compensation. The ability of executives to defer all or a portion of their long-term incentive awards was eliminated in fiscal 2009, and the ability to defer base salary was eliminated as of January 1, 2011.

For those individuals whose base salary and annual incentive compensation exceed the IRC indexed compensation limit for the 401(k) plan ($350,000 and $360,000 for calendar years 2025 and 2026, respectively) and who participate in the 401(k) plan, we credit such individual's Supplemental Retirement Plan account with an amount equal to the matching contribution we would have made to the 401(k) plan but for the compensation limit (supplemental 401(k) program). These contributions are fully vested.

Executive Retirement Contribution

The Committee implemented an Executive Retirement Contribution for eligible U.S.-based senior executives who were hired or promoted into an eligible salary grade on or after January 1, 2011 but before October 1, 2024. Executive Retirement Contributions are subject to a vesting schedule, which is designed to balance attraction and retention objectives. Effective October 1, 2024, the Executive Retirement Contribution was closed to new participants in the eligible salary grade and the Company shall cease to credit current participants with Executive Retirement Contributions as of October 1, 2029.

We will credit an eligible participant's Supplemental Retirement Plan account with an Executive Retirement Contribution equal to 10% of the participant's base salary and annual incentive. The Executive Retirement Contributions are subject to an age-graded vesting schedule and do not begin to vest until the participant has attained age 55 and completed at least five years of service with Campbell's. The table below provides details on the vesting criteria:

Vesting Percentage	Criteria
50%	Age 55 and at least 5 years of service
60%	Age 56 and at least 5 years of service
70%	Age 57 and at least 5 years of service
80%	Age 58 and at least 5 years of service
90%	Age 59 and at least 5 years of service
100%	Age 60 and at least 5 years of service

Messrs. Beekhuizen and Poland and Mses. Anderson and Johnson May received an Executive Retirement Contribution in fiscal 2026, and the amounts credited to each of them are unvested. For additional information on the Executive Retirement Contribution, please see the 2025 Nonqualified Deferred Compensation Table and accompanying narrative beginning on page 63.

Each participant's contributions to the Supplemental Retirement Plan are credited to a notional investment account in the participant's name. Gains and losses in the participant's account are based on the performance of the investment choices the participant has selected. For deferral accounts, seven investment choices are available, including the Campbell Stock Account. In addition to the Stock Account, participants have the opportunity to invest in: (i) Vanguard's Institutional 500 Index Trust; (ii) Vanguard's Institutional Extended Market Index Trust; (iii) Vanguard's Institutional Total International Stock Index Trust; (iv) Vanguard's Institutional Total Bond Market Index Trust; (v) Vanguard's Short-Term Bond Index Fund and (vi) BlackRock's Short-Term Investment Fund. With the exception of the Campbell's Stock Account, these investment choices are also available to all participants in the Company's 401(k) plan, along with several additional investment choices. A participant may reallocate his or her investment account at any time among the seven investment choices, except that reallocations of the Stock Account must be made in compliance with our insider trading policy. Dividends on amounts invested in the Stock Account may be reallocated among the seven investment accounts.

Potential Payments Upon Termination or Change in Control

The following table describes potential incremental payments upon termination of a NEO's employment under various circumstances.

	Termination for Cause	Voluntary Resignation (prior to the vesting or payment date)	Retirement (age 55, 5 years of service)
AIP/Annual Incentive	Forfeited	Forfeited	Pro rata portion for the current fiscal year based upon length of employment during the fiscal year, provided the NEO was employed at least three months of the fiscal year, paid out based on business unit/Company performance and individual performance
Unvested time-lapse RSUs	Forfeited	Forfeited	100%, provided that the NEO retires at least six months after the grant date and provided further that the grant documents do not require the NEO to be employed by us on the vesting date
Unvested performance RSUs	Forfeited	Forfeited	Pro rata portion of any performance-restricted share units based on length of employment during the applicable restriction period, provided the NEO retires at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met; or, if the retirement-eligible NEO retires at least six months after the grant date and also has a combined age and years of service of at least 65 years, the NEO is eligible for the full portion of any performance-restricted share units and the award will be paid out at the end of the restriction period based upon the vesting criteria being met
Unvested stock options	Forfeited	Forfeited	Options will continue to vest according to original schedule, provided the NEO retires at least six months after the grant date
Vested, unexercised stock options	Forfeited	Exercise within 3 months, or expiration, whichever is earlier	Exercise until expiration date
Vested Pension	Keep 100%	Keep 100%	Keep 100%
Vested Deferred Compensation Amounts	Keep 100%	Keep 100%	Keep 100%
Vested Executive Retirement Contributions	Keep 100%	Keep 100%	Keep 100%
Unvested Executive Retirement Contributions	Forfeited	Forfeited	Percentage will be paid based on NEO's age at time of retirement

Potential Payments Upon Termination or Change in Control (Continued)

	Involuntary Termination Without Cause	Death or Total Disability
AIP/Annual Incentive	Pro rata portion for the current fiscal year based on length of employment during the fiscal year, provided the NEO was employed for at least three months in the fiscal year, paid out based upon business unit/ Company performance and individual performance	Pro rata portion for the current fiscal year based upon length of employment during the fiscal year, paid out based on business unit/ Company performance and individual performance
Unvested time-lapse RSUs	*Not retirement eligible:* Pro rata portion will be paid based on length of employment during the applicable restriction period, provided the NEO was employed for at least six months following the grant date *Retirement eligible* *(age 55, 5 years of service):* 100%, provided that the retirement occurs at least six months after the grant date and provided further that the grant documents do not require the NEO to be employed by us on the vesting date	*Not retirement eligible:* Pro rata portion will be paid based on length of employment during the applicable restriction period, provided the NEO was employed for at least six months following the grant date *Retirement eligible* *(age 55, 5 years of service):* 100%, provided that the death/disability occurs at least six months after the grant date and provided further that the grant documents do not require the NEO to be employed by us on the vesting date
Unvested performance RSUs	Pro rata portion of any performance-restricted share units based on length of employment during the applicable restriction period, provided the NEO's employment continued at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met; or, if the retirement-eligible NEO retires at least six months after the grant date and also has a combined age and years of service of at least 65 years, the NEO is eligible for the full portion of any performance-restricted share units and the award will be paid out at the end of the restriction period based upon the vesting criteria being met	Pro rata portion of any performance-restricted share units based on length of employment during the applicable restriction period, provided the death/disability occurs at least six months after the grant date; the pro rata portion will be paid out at the end of the restriction period based upon the vesting criteria being met; or, if the retirement-eligible NEO retires at least six months after the grant date and also has a combined age and years of service of at least 65 years, the NEO is eligible for the full portion of any performance-restricted share units and the award will be paid out at the end of the restriction period based upon the vesting criteria being met
Unvested stock options	*Not retirement eligible:* Forfeited *Retirement eligible* *(age 55, 5 years of service):* Options will continue to vest according to original schedule, provided the retirement occurs at least six months after the grant date	Options will continue to vest according to original schedule, provided the death/disability occurs at least six months after the grant date
Vested, unexercised stock options	*Not retirement eligible:* Exercise within one year of termination, or option expiration, whichever is earlier *Retirement eligible* *(age 55, 5 years of service):* Exercise until expiration date	Exercise until expiration date
Vested Pension	Keep 100%	Keep 100%
Vested Deferred Compensation Amounts	Keep 100%	Keep 100%
Vested Executive Retirement Contributions	Keep 100%	Keep 100%
Unvested Executive Retirement Contributions	Percentage will be paid based on NEO's length of employment and age at time of termination	All unvested amounts will vest regardless of age and/or length of employment at the time of death/disability

Severance Policy

We maintain the Company Executive Severance Plan, which provides severance benefits for the CEO and other executive officers who report to the CEO, including the NEOs. An NEO will receive severance benefits equal to two times the officer's base salary if the officer's employment is involuntarily terminated by the Company without cause (as such terms are defined in the Executive Severance Plan). The severance benefits include two years of medical benefits and life insurance unless the officer obtains medical benefits or life insurance from another employer. Change in control severance benefits, which are based on a separate written agreement with each NEO, are described below.

In order to receive severance payments, NEOs must execute a severance agreement and general release that releases the Company from any claims brought by the officer, contains provisions prohibiting the officer from disparaging us, and incorporates provisions from the officer's non-competition agreement (signed by all officers at the time they are hired), which prohibits the officer from soliciting our employees to work elsewhere and from competing with us for a period of twelve months following termination. Severance payments are made bi-weekly over a two-year period in accordance with our normal payroll processes.

Ms. Anderson is currently receiving benefits under the Executive Severance Plan.

Change in Control

We have double-trigger CIC Agreements with Messrs. Beekhuizen, Cunfer, Anand and Poland, and with Ms. Johnson May. The CIC Agreement with Ms. Anderson expired when she ceased to be an employee. The double-trigger provisions require the occurrence of the following two events in order for an executive to receive payments and benefits:

(1) a change in control; and

(2) the executive's employment must be terminated involuntarily and without cause (or with respect to benefits provided under the CIC Agreements and the LTI Program, terminated voluntarily for good reason) within two years following the change in control.

Generally, a "Change in Control" will be deemed to have occurred in any of the following circumstances:

(i) the acquisition of 25% or more of the outstanding voting stock of the Company by any person or entity, with certain exceptions for descendants of the Company's founder;

(ii) the persons serving as directors of the Company as of a date specified in the agreement, and those replacements or additions subsequently approved by a two-thirds vote of the Board, cease to make up more than 50% of the Board;

(iii) a merger, consolidation or share exchange in which the shareholders of the Company prior to the merger wind up owning 50% or less of the surviving corporation; or

(iv) a complete liquidation or dissolution of the Company or disposition of more than 50% of the assets of the Company.

None of the CIC Agreements with NEOs provide for gross-up payments. We also have change in control provisions in our AIP, our long-term incentive plans and our U.S. retirement plans and these provisions apply equally to all participants in the plans, including the NEOs. Our long-term incentive plan contains an additional change in control provision that applies in the event of a change in control where the surviving entity does not assume outstanding long-term incentive awards or substitute equivalent equity for the outstanding long-term incentive awards. Under this provision, termination of employment within two years is not required for vesting.

The following table generally summarizes the treatment of various compensation elements for the NEOs in the event of a change in control and termination of employment within two years.

Compensation Element	Applicable Plan or Arrangement	Treatment
Base Salary	CIC Agreement	Lump sum payment equal to 2.5x base salary
Annual incentive compensation	CIC Agreement	Lump sum pro-rata payment of annual incentive for the fiscal year in which termination occurs, based on the number of days employed in the fiscal year. An additional lump sum payment equal to 2.5x annual incentive target, which is based on the higher of the NEO's target for the fiscal year or the average actual annual incentive payout over the prior two years
Medical benefits and life insurance	CIC Agreement	Provided at the employee rate for the lesser of (a) 30 months or (b) the number of months remaining until the NEO's 65th birthday
Pension, 401(k) benefits and Executive Retirement Contributions	CIC Agreement	Lump sum based on a straight life annuity, commencing at age 65, assuming the executive would have remained employed until the earlier of (a) 30 months or (b) age 65

Compensation Element	Applicable Plan or Arrangement	Treatment
Performance-restricted share units	CIC Agreement and 2022 Long-Term Incentive Plan*	All performance awards would convert to time-lapse restricted share units with performance deemed achieved (i) for any completed performance period, on actual performance, or (ii) for any partial or future performance period, at the greater of target level or actual performance and all restrictions would lapse immediately, and all unvested converted time-lapse restricted share units would become fully vested.
Time-lapse restricted share units	CIC Agreement and 2022 Long-Term Incentive Plan*	All restrictions lapse immediately and all such units would become fully vested
Non-qualified stock options	CIC Agreement and 2022 Long-Term Incentive Plan*	All options would vest and become immediately exercisable

* Our long-term incentive plans contain an additional change in control provision that applies in the event of a change in control where the surviving entity does not assume outstanding long-term incentive awards or substitute equivalent equity for the outstanding long-term incentive awards. Under this provision, outstanding long-term incentive awards vest in the same manner as set forth in the table above; however, termination of employment within two years is not required for vesting.

Tables

The following tables display the incremental payments that would be made and the value of equity awards that would vest in the event of termination of employment of an NEO for the reasons listed. In addition to the amounts in the following tables, the NEOs would be entitled to any vested amounts in deferred compensation accounts that are disclosed above in the 2026 Nonqualified Deferred Compensation table.

Narrative disclosure describing the payments to be received by Ms. Anderson and Mr. Poland, after their respective departures from the Company, appears after the tables.

Assumptions

The specific assumptions that were used to prepare each table are listed directly below each individual table.

Mick J. Beekhuizen

Accelerated Executive Benefits and Payments Upon Termination	Voluntary Resignation	Retirement	Total Disability or Death	Involuntary Termination Without Cause	Involuntary Termination Without Cause Following Change-in-Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 2,548,294	$ 2,548,294	$ 5,318,630
• Time-Lapse Restricted Share Units	—	—	$ 1,835,329	$ 1,835,329	$ 2,907,667
• Dividend Equivalent Accruals	—	—	—	—	$ 811,491
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 31,954	$ 39,942
— 401(k) Company Contribution	—	—	—	—	$ 46,061
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 369,993
— Executive Retirement Contribution	—	—	$ 1,537,401	$ 307,480	$ 618,562
Severance:					
— Cash	—	—	—	$ 2,478,000	$ 6,846,937
TOTAL:	—	—	$ 5,921,024	$ 7,201,057	$ 16,959,283

The amounts shown in the table above assume that termination occurred as of August 2, 2026, and use a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026. The amounts included with respect to performance-restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 54.

Todd E. Cunfer

Accelerated Executive Benefits and Payments Upon Termination	Voluntary Resignation	Retirement	Total Disability or Death	Involuntary Termination Without Cause	Involuntary Termination Without Cause Following Change-in-Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 200,456	$ 200,456	$ 701,644
• Time-Lapse Restricted Share Units	—	—	$ 838,229	$ 838,229	$ 1,614,804
• Dividend Equivalent Accruals	—	—	—	—	$ 123,304
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 17,483	$ 21,853
— 401(k) Company Contribution	—	—	—	—	$ 68,576
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 15,076
— Executive Retirement Contribution	—	—	—	—	—
Severance:					
— Cash	—	—	—	$ 1,450,000	$ 3,086,216
TOTAL:	—	—	$ 1,038,685	$ 2,506,168	$ 5,631,473

The amounts shown in the table above assume that termination occurred as of August 2, 2026, and use a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026. The amounts included with respect to performance-restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 54.

Mohit Anand

Accelerated Executive Benefits and Payments Upon Termination	Voluntary Resignation	Retirement	Total Disability or Death	Involuntary Termination Without Cause	Involuntary Termination Without Cause Following Change-in-Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 152,496	$ 152,496	$ 787,806
• Time-Lapse Restricted Share Units	—	—	$ 177,246	$ 177,246	$ 472,679
• Dividend Equivalent Accruals	—	—	—	—	$ 44,729
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 11,198	$ 13,997
— 401(k) Company Contribution	—	—	—	—	$ 37,499
— 401(k) Supplemental Company Contribution	—	—	—	—	—
— Executive Retirement Contribution	—	—	—	—	—
Severance:					
— Cash	—	—	—	—	$ 555,410
TOTAL:	—	—	$ 329,742	$ 340,940	$ 1,912,120

The amounts shown in the table above assume that termination occurred as of August 2, 2026, and use a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026. The amounts included with respect to performance-restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 54.

Diane Johnson May

Accelerated Executive Benefits and Payments Upon Termination	Voluntary Resignation	Retirement	Total Disability or Death	Involuntary Termination Without Cause	Involuntary Termination Without Cause Following Change-in-Control
Compensation:					
— Annual Incentive Plan (AIP) Award	—	—	—	—	—
— Equity					
• Performance-Restricted Share Units	—	—	$ 795,938	$ 795,938	$1,464,744
• Time-Lapse Restricted Share Units	—	—	$ 484,724	$ 484,724	$ 744,242
• Dividend Equivalent Accruals	—	—	—	—	$ 250,260
Benefits & Perquisites:					
— Health and Welfare Benefits	—	—	—	$ 39,794	$ 49,743
— 401(k) Company Contribution	—	—	—	—	$ 61,149
— 401(k) Supplemental Company Contribution	—	—	—	—	$ 131,133
— Executive Retirement Contribution	—	—	$ 482,147	$ 96,429	$ 277,334
Severance:					
— Cash	—	—	—	$1,351,980	$3,041,955
TOTAL:	—	—	$1,762,809	$2,768,865	$6,020,560

The amounts shown in the table above assume that termination occurred as of August 2, 2026, and use a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026. The amounts included with respect to performance-restricted share units assume that the applicable performance goal was attained and the units paid out at 100% of target, except in the event of a change in control, which assumes a payout in accordance with the terms of the CIC Agreements, as further described on page 54.

Former Executive Officers

During fiscal 2026, Ms. Anderson ceased to serve as an executive officer of the Company, and after fiscal 2026, Mr. Poland ceased to serve as an executive officer of the Company. The narrative below describes the amounts they received, or are entitled to receive, following their departure from the Company.

Carrie L. Anderson

Ms. Anderson ceased to serve as Executive Vice President and Chief Financial Officer of the Company as of October 20, 2025. In connection with her departure, Ms. Anderson and the Company entered into a severance agreement, which provided that Ms. Anderson would receive severance benefits consistent with the Company's Executive Severance Plan. Pursuant to the severance agreement, Ms. Anderson received or will receive the following amounts: $1,667,074 of salary continuation, which will be paid in cash, and $18,120 of health and welfare benefits. Pursuant to the severance agreement, Ms. Anderson was eligible to participate in the Annual Incentive Plan for fiscal 2026, and received her fiscal 2026 award, as further described on page 50.

In connection with her involuntary termination without cause, Ms. Anderson's outstanding long-term incentive awards will be treated in accordance with the applicable award terms. The value of Ms. Anderson's outstanding long-term incentive awards that will vest and be paid out in accordance with their terms, is $242,548 (based on a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026). The amount included with respect to performance-restricted share units assumes that performance failed to meet the performance measure required for payment at target and the TSR and EPS performance-restricted share units paid out at 0% of target.

Daniel L. Poland

Mr. Poland ceased to serve as Executive Vice President and Chief Enterprise Transformation Officer of the Company on August 3, 2026, and Mr. Poland ceased to be an executive officer of the Company as of that date. Mr. Poland will continue to be employed by the Company until January 10, 2027.

Mr. Poland's outstanding long-term incentive awards will be treated in accordance with the terms established for retirement. The value of Mr. Poland's outstanding long-term incentive awards that will vest and be paid out in accordance with their terms, is $1,076,116 (based on a stock price of $21.98, which was our closing stock price on July 31, 2026, the last trading day of fiscal 2026). The amount included with respect to performance-restricted share units assumes that performance failed to meet the performance measure required for payment at target, the TSR and EPS performance-restricted share units paid out at 0% of target, and the ONSG and EPSG performance-restricted share units paid out at 25% of target.

CEO PAY RATIO DISCLOSURE

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act") and Item 402(u) of Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO to the annual total compensation of the median-paid employee of the Company ("Median Employee"). Our CEO to median employee pay ratio was calculated in accordance with Item 402(u) of Regulation S-K, and represents a reasonable estimate.

In fiscal 2026, we re-identified our Median Employee to accurately represent our current population. To identify our Median Employee, we determined the fiscal 2026 base salary, our consistently applied compensation measure, for each of our 14,137 full-time, part-time, temporary and seasonal employees, excluding our CEO, Mick J. Beekhuizen, who were employed by us on July 1, 2026. No cost of living adjustments were applied. For an employee paid in a currency other than U.S. dollars, we converted annual base salary into U.S. dollars, using exchange rates as of July 1, 2026. Based on this data and process, we determined that our Median Employee was an hourly employee with an annual base salary of $62,419. We then calculated the annual total compensation for our Median Employee using the methodology established for disclosing NEO compensation in the Summary Compensation Table, which resulted in our median employee having annual total compensation of $72,257.

The fiscal 2026 compensation for Mr. Beekhuizen was $10,965,019 which equals Mr. Beekhuizen's compensation as reported in the Summary Compensation Table. Therefore, the ratio of our CEO's annual total compensation to the Median Employee's annual total compensation was 152 to 1.

The pay ratio disclosure provided above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio disclosure may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE DISCLOSURE

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the following table reports the compensation of our Principal Executive Officer (PEO) and the average compensation of the other NEOs as disclosed in the Summary Compensation Table for the past five fiscal years, as well as their "compensation actually paid," and certain financial performance measures of the Company. The Compensation Committee did not consider "compensation actually paid" in its determination of PEO or other NEO compensation. For further information concerning our pay for performance philosophy and how we align executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis section beginning on page 40.

							Value of Initial Fixed $100 Investment Based On:(4)			
Year(1)	Summary Compensation Table Total for Current PEO(2)	Summary Compensation Table Total for Former PEO(2)	Compensation Actually Paid to Current PEO(3)	Compensation Actually Paid to Former PEO(3)	Average Summary Compensation Table Total for non-PEO NEOs(2)	Average Compensation Actually Paid to non-PEO NEOs(3)	Total Share-holder Return	Peer Group Total Share-holder Return	Net Income (millions) (5)	Net Sales (millions) (6)
2026	$ 10,965,019	$ —	$ 3,048,543	$ —	$ 3,397,964	$ 1,601,909	$ 61	$ 95	$ 405	$ 9,744
2025	$ 6,957,360	$ 11,056,404	$ 3,473,302	$ (6,914,795)	$ 3,004,812	$ 691,094	$ 85	$ 100	$ 602	$ 10,253
2024	$ —	$ 12,260,000	$ —	$ 17,409,744	$ 4,087,288	$ 5,205,606	$ 118	$ 106	$ 567	$ 9,636
2023	$ —	$ 11,699,822	$ —	$ 11,089,637	$ 3,771,274	$ 3,573,919	$ 113	$ 119	$ 858	$ 9,357
2022	$ —	$ 10,277,065	$ —	$ 13,004,241	$ 3,965,231	$ 4,788,630	$ 117	$ 113	$ 757	$ 8,562

(1) In fiscal 2025, Mark Clouse (our former PEO) and Mick J. Beekhuizen (our current PEO) each served as Principal Executive Officer ("PEO") for a portion of the fiscal year. Mr. Beekhuizen has served as the only PEO for the entirety of fiscal 2026, Mr. Clouse has served as the only PEO for the entirety of fiscal 2024, 2023 and 2022, and the other NEO's for the applicable years were as follows:

- 2026: Todd E. Cunfer, Carrie L. Anderson, Mohit Anand, Diane Johnson May and Daniel L. Poland
- 2025: Carrie L. Anderson, Charles A. Brawley, III, Christopher D. Foley, Diane Johnson May and Daniel L. Poland
- 2024: Carrie L. Anderson, Mick J. Beekhuizen, Diane Johnson May and Daniel L. Poland
- 2023: Carrie L. Anderson, Mick J. Beekhuizen, Adam G. Ciongoli, Christopher D. Foley and Daniel L. Poland
- 2022: Mick J. Beekhuizen, Adam G. Ciongoli, Christopher D. Foley and Valerie J. Oswalt

(2) The dollar amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of our current PEO, Mr. Beekhuizen, (ii) the total compensation reported in the Summary Compensation Table for the applicable year in the case of our former PEO, Mr. Clouse, and (iii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our other NEOs for such years, as identified in footnote 1.

(3) To calculate "compensation actually paid", as computed pursuant to the SEC rules, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for our current PEO, Mr. Beekhuizen, and the average of the other NEOs is set forth below. The amounts do not reflect the actual amount of compensation earned by, or paid to the executive, during the applicable fiscal year.

Reconciliation of Compensation Actually Paid Adjustments:

Year	Summary Compensation Table Total	(Minus) Change in Accumulated Benefits Under Defined Benefit and Actuarial Pension Plans	Plus Service Costs Under Defined Benefit and Actuarial Pension Plans	(Minus) Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year (a)(b)	Plus/ (Minus) Change in Fair Value of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years (a)(b)	Plus Fair Value Vesting of Stock Option and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year (a)	Plus/ (Minus) Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year (a)	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year	Equals Compensation Actually Paid
Mick J. Beekhuizen										
2026	$10,965,019	$—	$ —	$8,043,563	$3,230,372	$(2,706,317)	$—	$ 91,195	$ 488,163	$ 3,048,543
Other NEOs (Average)										
2026	$ 3,397,964	$—	$ —	$ 1,801,886	$ 895,026	$ (570,603)	$—	$ (47,105)	$ 271,487	$ 1,601,909

(a) Includes the value of any dividend equivalents accrued on restricted share unit awards in the applicable year(s) prior to the vesting date that are not otherwise reflected in the fair value of such award.

(b) For awards subject to performance-based vesting conditions, the value is based on an estimate of the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year, which is consistent with the same methodology used to determine the grant date fair value of the awards. See Note 18 to the Consolidated Financial Statements in our 2026 Form 10-K for a discussion of the relevant assumptions used in calculating these amounts.

(4) Amounts included for each year reflect what the cumulative value of $100 would be, including the reinvestment of dividends, if such amount were invested on the last day of fiscal 2021. Peer Group TSR is calculated based upon the Company's peer group (S&P 500 Packaged Foods Group) as reflected in our Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K for the fiscal year ended August 2, 2026.

(5) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(6) The dollar amounts reported represent the amount of net sales reflected in the Company's financial statements for the applicable year.

Financial Performance Measures

The following is a list of the performance measures that, in the Company's assessment, represent the most important performance measures used by the Company to link compensation actually paid to our NEOs in fiscal 2026 to Company performance. The performance measures are not ranked by relative importance. Please see the Compensation Discussion and Analysis section beginning on page 40 for further information regarding how each of these measures is used in the Company's executive compensation program.

- Adjusted EBIT
- Adjusted EPS
- Free Cash Flow
- Net Sales
- Stock Price

Relationship Between Pay and Performance

We believe that our compensation program is aligned with our business strategy and with creating long-term shareholder value by paying for performance, with a significant portion of NEOs' pay subject to risk and performance. The Compensation Discussion and Analysis discussion describes in greater detail the Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of financial objectives as well as shareholder value creation.

It is important to note that "compensation actually paid" to our executive officers is computed in accordance with SEC rules and does not necessarily reflect the actual value that an executive will receive in the stated fiscal year as such value will depend on a variety of factors. For example, the value of restricted share unit awards that an executive will receive will ultimately depend on stock price at the time of vesting and, for performance-based restricted share unit awards, the financial performance metrics achieved during the applicable three-year performance cycle, and, all remain at risk of reduction or forfeiture until the time of vesting.

In accordance with SEC rules, the following graphs show the relationship of "compensation actually paid" to our (i) cumulative shareholder return and total shareholder return, (ii) net income and (iii) net sales.

Compensation Actually Paid vs. TSR


Compensation Actually Paid ($ in millions)
Indexed Total Shareholder Return
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
$(4.0)
$(8.0)
$150
$120
$90
$60
$30
$0
$(30)
$(60)
$117
$113
$13.0
$4.8
$—
$119
$113
$11.1
$3.6
$—
$17.4
$118
$106
$5.2
$—
$100
$85
$3.5
$0.7
$(6.9)
$95
$61
$3.0
$1.6
$—
2022
2023
2024
2025
2026
Former CEO CAP
Current CEO CAP
Other NEO Avg CAP
TSR CPB
S&P 500 - Pkg Foods Group

Compensation Actually Paid vs. Net Income


Compensation Actually Paid ($ in millions)
Net Income ($ in millions)
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
$(4.0)
$(8.0)
$1,000
$800
$600
$400
$200
$0
$(200)
$(400)
$757
$13.0
$4.8
$—
$858
$11.1
$3.6
$—
$17.4
$567
$5.2
$—
$602
$3.5
$0.7
$(6.9)
$405
$3.0
$1.6
$—
2022
2023
2024
2025
2026
Former CEO CAP
Current CEO CAP
Net Income
Other NEO Avg CAP

Compensation Actually Paid vs. Net Sales


Compensation Actually Paid ($ in millions)
Net Sales ($ in millions)
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
$(4.0)
$(8.0)
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$(2,000)
$(4,000)
$8,562
$13.0
$4.8
$—
$9,357
$11.1
$3.6
$—
$17.4
$9,636
$5.2
$—
$10,253
$3.5
$0.7
$(6.9)
$9,744
$3.0
$1.6
$—
2022
2023
2024
2025
2026
Former CEO CAP
Current CEO CAP
Net Sales
Other NEO Avg CAP

ITEM 4 — AMENDMENT AND RESTATEMENT OF THE COMPANY'S 2022 LONG-TERM INCENTIVE PLAN

Your Board of Directors Recommends a Vote "FOR" This Proposal

Why You Should Vote for the Amended Plan

The Company currently has a 2022 Long-Term Incentive Plan (the "Current Plan") that provides the shares needed for the Company's LTI Program. The Current Plan was first approved by shareholders at the 2022 Annual Meeting and authorized the issuance of 12,000,000 shares to satisfy awards of stock options, stock appreciation rights ("SARs"), restricted stock (including performance-restricted stock), unrestricted stock, and restricted stock units (including performance-restricted stock units) granted under the plan. After the October 2026 grants to employees, there will be approximately 1,161,673 shares available to be granted under all outstanding equity plans. The Current Plan remains an important part of our overall compensation program since its initial adoption and allows the Company to link executive compensation to performance in pursuit of long-term growth and success.

Given the rate at which the Company has issued shares under the LTI Program, unless there is an increase in the number of authorized shares under the Current Plan, there may be insufficient shares available for any annual grants to employees in October 2027. The LTI Program approved by the Compensation and Organization Committee of the Board of Directors ("Committee") in July 2026 contemplates that employees will be eligible for equity compensation grants in October 2027. Therefore, on September 23, 2026, the Board of Directors approved an amendment and restatement of the 2022 Long-Term Plan to increase the number of authorized shares by 9,000,000 shares, which would increase the total number of shares authorized for issuance under the Current Plan from 12,000,000 shares to 21,000,000 shares, and would require a one-year minimum vesting period for awards, subject to shareholder approval (the Current Plan as amended and restated in its entirety, the "Amended Plan").

The increase will enable the Company to continue making its regular equity compensation grants that serve as incentives to recruit, retain and motivate key employees and non-employee directors, to continue aligning the interests of its employees and non-employee directors with the interests of the shareholders, and to continue realizing the Company's strategic goals of increasing shareholder value and remaining competitive in the marketplace. It also has the consequence of potential additional equity dilution.

In September 2026, the Committee authorized the issuance of shares from the Current Plan for annual awards to key employees under the Company's LTI Program. These awards were granted as of October 1, 2026. As of October 1, 2026, following the grants of annual awards under the LTI program, approximately 7,195,732 restricted shares and restricted stock units were outstanding and approximately 2,218,181 stock options were outstanding at a weighted average exercise price of $22.47 and with a weighted average life remaining of 8.61 years. On October 1, 2026, the closing price of the Company's common stock on The Nasdaq Stock Market was $19.49. As of October 1, 2026, following the grants of annual awards under the Company's LTI program, there were approximately 1,161,673 shares available to be granted under all outstanding equity plans.

The Amended Plan has substantially the same features as the Current Plan, except for an increase in the number of authorized shares by 9,000,000, which increases the total number of shares authorized for issuance under the Current Plan from 12,000,000 shares to 21,000,000 shares, a requirement of a minimum one-year vesting period for awards, and various administrative amendments approved by the Board of Directors that do not require shareholder approval according to the Current Plan and the rules of The Nasdaq Stock Market. A summary of the material features of the Amended Plan appears below and is qualified in its entirety by reference to the full text of the Amended Plan as set forth in Appendix B and should be referred to for a complete description of its provisions.

The vote required for approval of the Amended Plan is a majority of the votes cast by the holders of shares entitled to vote thereon. Abstentions and broker non-votes will not be counted as votes cast on this proposal.

Material Features of the Amended Plan

The Amended Plan is substantially identical in all material respects to the Current Plan and contains a number of provisions that we believe promote best corporate governance practices. These provisions include, but are not limited to, the following:

Plan Feature	Description	Amended Plan References
No Liberal Share Recycling	Shares withheld to cover taxes with respect to any awards and the exercise price of any options or other awards will not be added back to the share reserve under the Amended Plan.	Section 4.3(b)
No Evergreen Provision	The Amended Plan does not allow for automatic increases in the share reserve without shareholder approval.	Section 4.3(a)

Plan Feature	Description	Amended Plan References
No Automatic Grants	The Amended Plan does not provide for automatic grants to any participant.	Section 4.2 Section 3.2(b)
No Tax Gross-Ups	The Amended Plan does not provide for any tax gross-ups.	
Clawback of Awards	The Amended Plan provides that awards are subject to the Company's clawback policy as in effect from time to time.	Section 4.1
Minimum Vesting Periods	Awards are generally required to have a one-year minimum vesting period, except with respect to a maximum of 5% of shares authorized for issuance under the Amended Plan and for certain other events.	Section 4.6
No Discounted Options or SARs	Options and SARs may not be granted with exercise prices lower than the market value of the underlying shares on the grant date.	Section 5.4
No Repricing Without Shareholder Approval	The Amended Plan expressly prohibits the repricing of options and SARs without shareholder approval.	Section 5.4
Limited Change-of-Control Provisions	If awards granted under the Amended Plan are not continued, assumed or substituted, all outstanding non-performance based awards will vest and performance conditions applicable to performance based awards will be deemed achieved based upon the greater of target or actual performance and such awards shall vest. If awards granted under the Amended Plan are continued, assumed or substituted, all non-performance awards will remain outstanding and will continue to vest in accordance with their terms and performance awards shall convert to time-vesting awards eligible to vest over the remainder of the original performance period, with performance deemed achieved (x) for any completed performance period, based on actual performance, and (y) for any partial or future periods, based upon the greater of target or actual performance. If a grantee is terminated without Cause or resigns for Good Reason within 24 months following a change in control, outstanding awards granted prior to the change in control shall vest.	Section 12.3
Individual Limits on Non-Employee Director Awards	The Amended Plan limits the aggregate value of awards granted to non-employee directors in a calendar year to $1,000,000, when combined with cash compensation paid to the same director in the same year.	Section 7.2
No Dividends on Unvested Awards	The Amended Plan expressly prohibits the payment of dividends on unvested awards. Dividends and dividend equivalents in respect of unvested awards are subject to the same vesting schedule as the underlying award.	Section 6.3 Section 6.4

Overhang and Share Usage

We are mindful of our responsibility to our shareholders to exercise sound judgment in granting equity-based awards and limiting dilution.

- Overhang: Overhang measures potential stockholder dilution. Our overhang as of October 1, 2026 was 3.54% (calculated by dividing (i) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under all outstanding equity plans, by (ii) the total number of shares outstanding as of October 1, 2026 (298,956,460 shares). If shareholders approve the Amended Plan, the additional authorized shares would increase our total potential dilution rate by 3.01% to approximately 6.55%, based upon the total number of shares outstanding as of October 1, 2026.
- Share Usage and Burn Rate: Our annual share usage for grants under the Current Plan for the last three fiscal years was as follows:

	Fiscal Year 2024	Fiscal Year 2025	Fiscal Year 2026	3-Year Average
A. Total Time-Vested Awards Granted During the Fiscal Year	1,554,044	1,128,020	2,023,985	1,568,683
B. Total Performance-Based Awards Earned During the Fiscal Year	288,852	728,916	228,685	415,484
C. Basic Weighted Average Common Shares Outstanding	298,105,916	297,992,525	298,234,000	298,234,693
Burn Rate (A + B) / C	0.62%	0.62%	0.76%	0.67%
Total Performance-Based Awards Granted During the Fiscal Year	774,162	934,604	1,132,180	946,982

Summary of the Amended Plan

Effective Date and Expiration

The Current Plan became effective on November 30, 2022 and the Amended Plan will become effective on November 17, 2026, if approved by shareholders. The Amended Plan will terminate on November 30, 2032, the termination date for the Current Plan. No award may be made under the Amended Plan after its expiration date, but awards made prior to November 30, 2032 may extend beyond that date. If the Amended Plan is not approved, the Current Plan will remain in effect in accordance with its terms and we may continue to make awards (subject to the remaining share reserve) under the Current Plan.

Administration

The Amended Plan will be administered by the Compensation and Organization Committee (the "Committee"), or the Board of Directors in its discretion. The Committee has full authority to interpret the Amended Plan and to establish rules for its administration. The Committee may, subject to certain limitations, in its discretion, accelerate the date on which an option or SAR may be exercised, the date of termination of restrictions applicable to a restricted stock or restricted stock unit award or the end of a performance period under a performance unit award.

Subject to certain limitations, the Committee may delegate its authority under the Amended plan to one or more members of the Committee or one or more of our officers. The Committee may delegate its authority to make awards to those key employees who are subject to the reporting rules under Section 16(a) of the Exchange Act, provided the delegation consists of at least two non-employee directors as defined in Rule 16b-3 under the Exchange Act.

Eligibility for Awards

Awards can be made to any employee of the Company or its subsidiaries. The current eligible group consists of approximately 970 employees. Non-employee directors, currently 11 persons, are also eligible to receive awards other than incentive stock options.

Determination of Amount and Form of Award

The amount of individual awards to employees will be determined by the Committee or its delegate, subject to the limitations of the Amended Plan. In determining the amount and form of an award, consideration will be given to the functions and responsibilities of the employee, his or her potential contributions to our success, and other factors deemed relevant by the Committee.

Shares Subject to the Plan; Historical Share Usage; Other Limitations on Awards

Subject to certain adjustments, the total number of shares of Company stock that may be issued pursuant to awards under the Amended Plan is 21,000,000 shares.

Shares subject to an award under the Amended Plan or the 2015 Plan which is canceled (excluding shares subject to an option cancelled upon the exercise of a related SAR), cash-settled or terminated without having been exercised or paid will again be available for future awards. In no event will shares of Company stock that are (i) tendered in payment of the exercise price of the awards; (ii) withheld from any award to satisfy a participant's tax withholding obligations or, if applicable, to pay the exercise price of an award; or (iii) re-acquired by the Company on the open market using the cash proceeds received by the Company from the exercise of options granted under the Amended Plan or the 2015 Plan, be available for future awards under the Amended Plan.

The Amended Plan requires that the awards be satisfied using treasury shares or shares that are authorized, but unissued.

Minimum Vesting Requirements

Awards granted under the Amended Plan will be subject to a vesting period of not less than one year from the grant of the applicable award; provided, however, that the minimum vesting period does not apply to (i) awards covering up to 5% of the number of shares of common stock available for issuance under the Amended Plan, (ii) awards that vest upon a participant's death, disability or retirement or upon a Change in Control, or (iii) awards that were substituted or assumed in replacement of other awards. The Current Plan does not contain any minimum vesting requirements.

Stock Options and Stock Appreciation Rights ("SARs")

The Committee may grant non-qualified options and options qualifying as "incentive stock options" under Section 422 of the IRC. The Committee generally determines the terms and conditions of all options granted, subject to the terms of the Amended Plan. Options vest in accordance with a vesting schedule determined by the Committee, and the Committee may impose additional conditions, restrictions or terms on the vesting of any option, including the full or partial attainment of performance goals. The term of an option cannot exceed ten years from the date of grant. The option price must be not less than the fair market value of a share of Campbell's stock on the date of grant.

The option price may be paid in cash, with shares of Campbell's stock, through a broker-assisted "cashless" exercise procedure or with such other acceptable form of valid consideration and method of payment as may be determined by the Committee.

The Committee may also grant a SAR in connection with a stock option granted under the Amended Plan or a SAR unrelated to any option. If a participant exercises a SAR, the participant would receive an amount equal to the excess of the fair market value of the shares on the date the SAR is exercised over the option price of the shares, or, with respect to a SAR granted unrelated to an option, over the fair market value of a share of Company stock on the date the SAR was awarded. Payment would be in cash, in shares or a combination of the two as the Committee determines.

Stock options and SARs may not be repriced. This means that the Committee may not take any of the following actions:

- Amend a stock option or a SAR to reduce its option price;
- Cancel a stock option or a SAR in exchange for cash, other Awards or the re-grant of a new stock option or a SAR with a lower option price than the original option price of the cancelled stock option or SAR; or
- Take any other action (whether in the form of an amendment, cancellation or replacement grant) that has the effect of repricing a stock option or a SAR without shareholder approval.

The Committee may, in its discretion, establish rules pertaining to the exercise of options or SARs following the termination of employment of a participant, provided that in the event of a termination for "cause" any options or SARs will expire immediately.

Restricted Stock and Restricted Stock Unit Awards

The Committee may also issue or transfer shares of Company stock to a participant under a restricted stock or restricted stock unit award. Restricted stock and restricted stock unit awards are subject to certain conditions and restrictions during a specific period of time, such as the participant remaining in the employment of the Company and/or the attainment by the Company of certain pre-established performance goals, as discussed below. The shares or units cannot be transferred by the participant prior to the lapse of the restriction period or the attainment of the performance goals. In the case of restricted stock, the participant is entitled to vote the shares during the restriction period, except as permitted by the Committee and for no consideration. Restricted stock unit awards do not have voting rights. Restricted stock and restricted stock unit awards may receive dividends and dividend equivalent rights, respectively, provided that dividends paid with respect to shares subject to restricted stock awards, and dividend equivalent rights with respect to shares underlying restricted stock units, shall be subject to the same vesting terms as the related restricted stock or restricted stock units.

The Committee may, in its discretion, establish rules pertaining to the restricted stock or restricted stock unit in the event of a termination of employment of a participant prior to the end of the restricted period, provided that in the event of a termination for "cause" any non-vested restricted stock or restricted stock unit awards will be forfeited immediately.

Unrestricted Stock Awards

The Committee may also issue or transfer shares of Campbell's stock to a participant under an outright grant of unrestricted Campbell's stock that is transferable immediately by the participant.

Performance Unit Awards

The Committee may grant performance unit awards payable in cash or stock at the end of a specified performance period. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made. Participants may be entitled to and may receive dividend equivalent rights, provided that dividend equivalent rights with respect to shares underlying performance units shall be subject to the same vesting terms as the related performance stock units. Subject to Committee discretion, a performance unit award will terminate for all purposes if the participant is not continuously employed by the Company at all times during the applicable performance period.

Performance Goals

Prior to or during the beginning of a performance period, the Committee may establish performance goals for the Company and our various operating units. The goals will be comprised of specified levels of one or more of the following performance criteria as the Committee may deem appropriate: earnings per share, net earnings, operating earnings, unit volume, net sales, market share, balance sheet measurements, revenue, economic profit, cash flow, return on assets, shareholder return, return on equity, return on capital, other value-based performance measures, or other performance criteria as the Committee deems appropriate. The Committee will disregard or offset the effect of certain extraordinary items, such as restructuring charges, gains or losses on the disposition of a business, changes in tax or accounting rules or the effects of a merger or acquisition, in determining the attainment of performance goals. Awards may also be payable when our performance, as measured by one or more of the above criteria, as compared to peer companies meets or exceeds an objective criterion established by the Committee.

Director Compensation

The Amended Plan gives the Board the discretion to set the number of non-qualified stock options and shares of Company stock and such other terms and conditions to which awards to non-employee directors are subject, consistent with the provisions of the plan. The Amended Plan limits the maximum aggregate dollar value of awards that can be made to any individual non-employee director, when added to all cash compensation paid to such non-employee director in any one calendar year to $1,000,000. The non-employee directors may elect to receive all or a portion (in 10% increments) of any cash compensation in shares of Company stock.

Deferral of Payments

Non-employee directors and employees may elect to defer all or a portion of any Performance Units, Restricted Stock Units or unrestricted stock pursuant to the terms of our deferred compensation plan, provided the terms of the deferral comply with all applicable laws, rules and regulations.

Limits as to Transferability

No awards may be transferred by a participant other than by will or the laws of descent and distribution, except as otherwise permitted by the Committee; provided that any permitted transfer shall be for no consideration.

Adjustments on Capitalization

In case any reorganization, recapitalization, reclassification, stock split, reverse stock split, stock dividend, extraordinary one-time dividend or other distribution, combination, merger, consolidation, spin-off, split-up, rights offering, repurchase or exchange of shares or other securities, issuance of shares pursuant to the anti-dilution provisions of the shares, or other similar corporate transaction or event affects the shares such that an adjustment is appropriate to prevent dilution or enlargement of the benefits intended to be made available under the Amended Plan, then the Committee may make appropriate adjustments in the maximum aggregate number and kind of shares issuable under the Amended Plan, and to any one participant, and the number and kind of shares and the price per share subject to outstanding awards and any other terms and conditions of outstanding awards that are affected by the event.

Change in Control

For purposes of the Amended Plan, "change in control" means any of the following events:

i. the acquisition of 25% or more of the outstanding voting stock of the Company by any person or entity, with certain exceptions for Dorrance family members and the Company's employee benefit plans;
ii. the persons serving as directors of the Company as of November 30, 2022 and any newly elected or appointed directors subsequently approved by a two-thirds vote of the Board, cease to make up more than 50% of the Board;
iii. the consummation of a merger, consolidation or share exchange transaction in which the shareholders of the Company immediately prior to the merger, consolidation or share exchange transaction wind up owning 50% or less of the combined voting power of the surviving corporation; or
iv. approval by the Company's shareholders of a complete liquidation or dissolution of the Company or the consummation of a sale or other disposition (in one transaction or a series of related transactions) of more than 50% of the assets of the Company.

For any award that is subject to IRC Section 409A and payment or settlement of the award is to accelerate upon a change in control, none of the events described in the foregoing definitions will constitute a change in control for purposes of the plan unless the event also constitutes a change in control triggering event described under IRC Section 409A.

Upon a change in control, the following vesting provisions will apply:

1. If the Company is not the surviving corporation and the surviving or acquiring corporation does not assume the outstanding awards, or fails to substitute equivalent awards, then (i) all outstanding stock options, and SARs will vest 100% and become exercisable, (ii) all outstanding restricted stock and restricted stock units shall vest 100%, and (iii) the performance condition applicable to all restricted performance stock and performance units will be deemed achieved (A) for any completed performance period, based upon actual performance, or (B) for any partial or future performance period, at the greater of the target level or actual performance, and the employee shall become vested in such restricted performance stock or performance units. Notwithstanding the forgoing, if awards are not continued, assumed or substituted, the Committee may provide for a cash payment to be made to a participant for their outstanding awards upon the consummation of a change in control.
2. If the Company is the surviving corporation or the surviving or acquiring corporation assumes the outstanding awards or substitutes equivalent awards, then the awards will remain outstanding and vest pursuant to their respective award terms and provisions of the Amended Plan, provided that, unless the award agreement provides otherwise, performance conditions applicable to any restricted performance stock and performance units are deemed achieved (i) for any completed performance period, based upon actual performance or (ii) for any partial or future performance period, at the greater of the target level or actual performance, with the award remaining subject only to time-based vesting over the remainder of the applicable performance period.
3. If, within 24 months following a change in control, the employment of a participant is terminated without Cause (as defined below) or by the participant for Good Reason (as defined below), then (i) all outstanding stock options and SARs granted prior to the change in control become exercisable and remain exercisable through the lesser of (x) three years following such termination (or such longer period of time as provided in the applicable award agreement or under rules established by the Committee) and (y) the expiration of such stock option or SAR as set forth in the award agreement, and (ii) all outstanding restricted stock and restricted stock units granted prior to the change in control shall vest 100%.
4. If, within 24 months following a change in control, the employment of a participant is terminated for Cause, then (i) all stock options and SARs of such participant will expire and (ii) all unvested restricted stock and restricted stock units will be forfeited, and all rights under such Awards will terminate.

   "Good Reason" is defined generally as (1) a reduction in the participant's base salary or a failure to pay compensation or benefits when due, (2) requiring the participant to be based more than 50 miles from his or her workplace prior to a change in control, (3) failure to continue compensation or employee benefit plans that, in the aggregate, are substantially equivalent to those provided prior to the change in control, (4) any purported termination of the participant for "Cause" which does not comply with the definition of "Cause" set forth in the Amended Plan, and (5) our failure to obtain an agreement from any successor to assume the Amended Plan.

   "Cause," for purposes of the change in control provision only, is defined generally by reference to an individual agreement applicable to a participant or

where no such agreement defines Cause, "Cause" means the termination of a participant's employment by reason of his or her (1) conviction of a felony or (2) engaging in conduct which constitutes willful gross misconduct and which is demonstrably and materially injurious to the Company or its affiliates.

Amendment

The Board of Directors can amend, suspend or terminate the Amended Plan but cannot, without shareholders' approval, do any of the following:

- Increase the number of shares of Company stock which may be issued under the Amended Plan (except in the case of recapitalization, stock split, or other changes in the corporate capital structure in which event the Committee may make appropriate adjustments);
- Expand the type of awards available to participants;
- Materially expand the class of employees eligible to participate in the Amended Plan;
- Materially change the method of determining the exercising price of options;
- Delete or limit the provision prohibiting repricing of options; or
- Extend the term of the Amended Plan.

The Committee may amend or modify any outstanding awards in any manner to the extent that the Committee would have had the authority under the Amended Plan initially to make such awards as so modified or amended.

Notwithstanding the provisions described in the foregoing paragraphs, the Board has broad authority to amend the Amended Plan and any outstanding awards without the consent of a participant if the Board deems it necessary or advisable to comply with, or take into account changes in applicable laws or rules or to ensure that no award is subject to interest or penalties under IRC Section 409A.

Federal Income Tax Consequences

The grant of an incentive stock option, a nonqualified stock option or a SAR, does not result in income for the grantee or in a deduction for us. The exercise of a nonqualified stock option or a SAR does result in ordinary income for the optionee and a deduction for us measured by the difference between the option price and the fair market value of the shares received at the time of exercise. Income tax withholding is required. Neither the grant nor the exercise of an incentive stock option results in taxable income for the grantee. The excess of the market value on the exercise date over the option price of the shares, however, is an "item of adjustment" for alternative minimum tax purposes. When a grantee disposes of shares acquired by exercise of an incentive stock option, the grantee's gain (the difference between the sales proceeds and the price paid by the grantee for the shares) upon the disposition will be taxed as a long-term capital gain provided the grantee (i) does not dispose of the shares within two years after the date of grant nor within one year after the transfer of shares upon exercise, and (ii) exercises the option while an employee of the Company or a subsidiary or within three months after termination of employment for reasons other than death or disability. If the shares are disposed of before the expiration of either period, the grantee generally will realize ordinary income in the year of the disqualifying disposition.

Subject to IRC Section 162(m) and the Company's satisfaction of applicable reporting requirements, at the time income is recognized by the recipients of an award of restricted stock or restricted stock units, we will be entitled to a corresponding deduction.

New Plan Benefits

If the Amended Plan is adopted, there will be 9,000,000 additional shares available under the LTI Program for awards to employees and non-employee directors; however, the benefits to be received by participants cannot be determined at this time because grants are at the discretion of the Committee. None of the additional shares authorized by the Amended Plan have been awarded to any of the non-employee directors or employees, and none of the shares have been awarded (or promised to be awarded) subject to approval of the Amended Plan. The Committee has authority to authorize future awards under the LTI Program from time to time. Awards under the LTI Program to the named executive officers, non-employee directors and others during fiscal 2026 were issued from the Current Plan and were as follows:

Name and Position	Number of Shares
Mick J. Beekhuizen President and Chief Executive Officer	241,546
Todd E. Cunfer Executive Vice President and Chief Financial Officer	105,389
Carrie L. Anderson Former Executive Vice President and Chief Financial Officer	60,937
Mohit Anand Executive Vice President and President, Snacks	57,347
Diane Johnson May Executive Vice President and Chief People and Culture Officer	58,877
Daniel L. Poland Executive Vice President and Chief Enterprise Transformation Officer	69,444
Executive Officers Group	665,178
Non-Executive Director Group	37,592
Non-Executive Officer Employee Group	2,490,987

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the stock that could have been issued under our equity compensation plans as of August 2, 2026:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (c)
Equity Compensation Plans Approved by Security Holders (1)	5,493,099	$ 44.84	6,118,233
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	5,493,099	$ 44.84	6,118,233

(1) Column (a) represents stock options and restricted stock units outstanding under the Current Plan and the 2015 Long-Term Incentive Plan. Column (a) includes 2,045,076 TSR performance restricted stock units, EPS CAGR performance restricted stock units, EPSG performance restricted stock units, and ONSG performance restricted stock units based on the target number of shares potentially issuable under the awards, and the number of shares, if any, to be issued pursuant to such awards will be determined based upon performance during the applicable three-year performance period. No additional awards can be made under the 2015 Long-Term Incentive Plan. Future equity awards under the Current Plan may take the form of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock, restricted performance stock, unrestricted Campbell’s stock, restricted stock units and performance units. Column (b) represents the weighted-average exercise price of the outstanding stock options only; the outstanding restricted stock units are not included in this calculation. Column (c) represents the total number of future equity awards that can be made under the Current Plan as of August 2, 2026.

ITEM 5 — SHAREHOLDER PROPOSAL - REGENERATIVE AGRICULTURE PROGRAM REPORT

As You Sow—on behalf of Sarah Gourevitch IRA (S), an owner of at least $2,000 in Company stock held continuously for at least three years—proposes the adoption of the resolution set forth below and has furnished the statement set forth below in support of its proposal. The Company will make the address of the proponent available promptly upon oral or written request. The Board of Directors accepts no responsibility for the proposal or the supporting statement. The proposal is required to be voted on at the 2026 Annual Meeting only if properly presented by the shareholder or its qualified representative. The Board of Directors opposes the proposal for the reasons stated after the proposal.

Shareholder Proposal and Supporting Statement

WHEREAS: Industrial agriculture's reliance on synthetic pesticide use demonstrably harms soil health, farm resilience, the climate, biodiversity, water quality, and the health of farm workers and nearby communities.

Conventional farms apply over one billion pounds of synthetic pesticides annually, decreasing the populations of soil microorganisms essential to soil carbon sequestration, nutrient and water retention, soil fertility, and farm resilience.[1] Soil degradation and erosion associated with conventional agriculture practices are increasingly reducing food security, with soil erosion alone costing $8 billion annually.[2]

Agricultural pesticide use also causes long-term health impacts to farmworkers and fenceline communities, including cancer, birth defects, cognitive impairment, and acute pesticide poisoning of 25 million farm workers annually.[3]

In contrast, regenerative farming practices that vastly reduce synthetic pesticide use improve soil health and increase farm resilience and profitability, while reducing impacts on humans and the environment.[4] The Boston Consulting Group finds that farmers using regenerative agriculture practices, including reduced pesticides, not only experienced increased resiliency, but gained a 70 to 120 percent profit increase in 10 years.[5] Based on farming and pasture trial data, the Rodale Institute reports that regenerative agriculture without synthetic pesticide use can sequester more carbon than is annually emitted.[6]

In 2023, the Campbell Soup Company launched a 'regenerative agriculture' program with one-third of its tomato suppliers to improve soil health practices, supply chain resiliency, and climate-smart production.[7] Pesticide reduction is not a component of Campbell's program, nor does the Company measure pesticide use by its regenerative suppliers. Its failure to incorporate one of the main components of regenerative farming represents an important blind spot for the Company and raises the potential for claims of greenwashing.

In contrast, other major food companies are measuring pesticide reduction achieved through their regenerative agriculture programs:

- PepsiCo measures and publicly reports the percentage of herbicide use reduction achieved on its regenerative fields.[8]
- Lamb Weston measures and publicly reports year-over-year pesticide reduction data, reflecting progress toward its pesticide reduction goal, as part of its regenerative agriculture program.[9]
- Nestle publicly states a goal to reduce pesticide use throughout its regenerative supply chain and reports pesticide use data.[10]

In a competitive marketplace that increasingly demands clean food, greenhouse gas reduction, and reduced human and environmental harm, measuring and disclosing supplier use of pesticides as part of a successful regenerative agriculture program can reduce risk for shareholders and our Company, while minimizing harm to stakeholders and ecosystems.

BE IT RESOLVED: Shareholders request that Campbell's issue a report, at reasonable expense and omitting proprietary information, disclosing if and how the Company intends to measure and disclose the effectiveness of its regenerative agriculture program, including pesticide reduction outcomes.

---

1 https://ehjournal.biomedcentral.com/articles/10.1186/s12940-019-0488-0; https://pmc.ncbi.nlm.nih.gov/articles/PMC2984095/#%3A%7E%3Atext%3DHeavy%20treatment%20of%20soil%20with%2Cfungi%2C%20then%20the%20soil%20degrades

2 https://www.sciencedirect.com/science/article/pii/S0264837718319343

3 https://pmc.ncbi.nlm.nih.gov/articles/PMC2946087/

4 https://www.cbf.org/issues/agriculture/regenerative-agriculture/

5 https://www.bcg.com/publications/2023/regenerative-agriculture-profitability-usfarmers#3A%7E%3Atext%3DOver%20time%2C%20however%2C%20and%20once,to%2025%25%20over%2010%20years

6 https://rodaleinstitute.org/wp-content/uploads/rodale-white-paper.pdf, p.7

7 https://www.thecampbellscompany.com/wp-content/uploads/2024/04/2024-Corporate-Responsibility-Report.pdf#page=21

8 https://www.pepsico.com/esg-topics/pesticides-and-other-agrochemicals#progress

9 https://www.lambweston.com/content/dam/lamb-weston/website/general-content/pdf/sustainability/2025-Sustainability-Report.pdf, p.38

10 https://www.nestle.com/sites/default/files/2024-02/creating-shared-value-sustainability-report-2023-en.pdf, p.28

Board of Directors' Response

Your Board of Directors Recommends a Vote "AGAINST" This Proposal

The Board has considered the proposal and believes that its adoption is not in the best interest of the Company or its shareholders. The Company already measures and publicly reports meaningful information regarding its regenerative agriculture and responsible pest management programs, including pesticide-risk outcomes which are calculated from annually collected pesticide use data. The additional report requested by the proposal would therefore be duplicative and could divert resources from advancing grower participation and progress.

The Company's regenerative agriculture program takes a holistic and adaptable approach

The Company's regenerative agriculture strategy is designed to improve soil health, resource efficiency, environmental performance and farm resilience across three of our most significant ingredients: tomatoes, potatoes and wheat. Because these crops are grown in diverse regions with different soils, weather, pest pressures and agronomic conditions, we collaborate with farmers to identify practices appropriate for their individual farms. These practices may include cover crops, compost and biochar applications, crop rotation, enhanced fertilizer management, precision irrigation, biological pest-management methods and precision application of crop-protection products. The Company's approach reflects the reality that regenerative agriculture is not defined by a single practice or outcome. The Company supports farmers through financial and technical assistance, data collection and measurement, collaborative research and information-sharing. Since 2023, more than half of our tomato and potato suppliers have trialed or scaled at least one new regenerative agriculture practice through the Company's grower grants fund.

The Company already measures and discloses meaningful pesticide-use and risk information

Contrary to the proposal's assertion that the Company does not measure pesticide use by growers participating in its regenerative agriculture programs, the Company has established a three-part responsible pest management strategy. Specifically, the Company: (i) expects ingredient suppliers to adopt advanced Integrated Pest Management practices, (ii) annually collects field-level grower data on pesticide use and Integrated Pest Management adoption through its regenerative agriculture programs, and (iii) periodically conducts pesticide-risk assessments for tomatoes, potatoes and wheat to inform risk-mitigation programs.

The Company has collaborated with the IPM Institute to track risks associated with pesticide applications by contract tomato and potato growers. For crop years 2022 through 2024, 97% of pesticide applications in tomato fields and 94% in potato fields avoided pesticides classified as most hazardous to nearby humans under U.S. Environmental Protection Agency classifications. In addition, 66% of applications in tomato fields and 82% in potato fields avoided pesticides classified as highly hazardous to nearby pollinators under University of California Bee Precaution ratings. We believe these risk-based measures and strategies provide more meaningful information than a simplified aggregate pesticide reduction figure because they consider the characteristics and potential hazards of pesticide applications rather than treating all pesticides and applications as equivalent.

A uniform pesticide-reduction metric could undermine the effectiveness of the Company's regenerative agriculture program

Pesticide use is influenced by factors that vary across crops, regions and growing seasons, including weather, pest and disease pressure, growing conditions and the availability and effectiveness of alternative pest-management tools. An aggregate reduction metric may therefore fluctuate for reasons unrelated to the effectiveness of the Company's regenerative agriculture program and may not provide investors with a reliable basis for comparing performance among crops, regions or reporting periods.

Requiring strict adherence to a prescriptive pesticide-reduction objective would place an unnecessary burden on our suppliers, run contrary to the principles of our program, and jeopardize the continued progress of our regenerative agriculture program. The Company believes that regenerative agriculture programs should enable farmers to adopt practical, science-based improvements appropriate for their farms rather than impose a single measure that may not reflect local agronomic realities. Increasing growers' monitoring and reporting burdens could also direct resources away from implementing practices that improve soil health, strengthen resilience and reduce environmental impacts.

The requested report would be duplicative and would not provide shareholders with appreciably more useful information

The Company publicly reports meaningful information about its regenerative agriculture strategy, including participation, supported practices, and pesticide-risk measures. Because these disclosures already explain how the Company measures program progress and effectiveness, the requested report would be duplicative, add costs and administrative burdens, and divert resources from implementation and grower collaboration, without providing actionable insights.

Shareholders previously rejected this proposal at the Company's 2025 annual meeting. In light of the Company's existing, robust sustainability initiatives and disclosures, the Board believes that the Company already addresses the proposal's underlying concerns and that additional tracking and disclosure of pesticide use in its regenerative agriculture programs would be unnecessary and an inefficient use of Company and grower time and resources.

For the foregoing reasons, the Board unanimously recommends that you vote "AGAINST" this proposal.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

September 23, 2026 is the record date for the 2026 Annual Meeting. The holders of a majority of the shares outstanding and entitled to vote as of the record date, present in person or represented by proxy, will constitute a quorum for the meeting.

OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of September 23, 2026, the beneficial ownership of Campbell's stock by each director, director nominee and named executive officer, and by all directors, named executive officers and executive officers as a group. There were 298,234,693 shares of Campbell's stock issued and outstanding on September 23, 2026. Unless otherwise indicated, each of the named individuals and each member of the group have sole voting and sole investment power with respect to the shares beneficially owned, and the address of each beneficial owner listed below is c/o The Campbell's Company, 1 Campbell Place, Camden, NJ 08103.

	Number of Shares	Number of Shares Acquirable Within 60 Days(a)	Total Number of Shares Beneficially Owned	Percent of Class	Number of Phantom Units of Campbell's Stock in Deferred Compensation Accounts(b)
Fabiola R. Arredondo	33,627	0	33,627	*	0
Howard M. Averill	437	0	437	*	40,029
Mick J. Beekhuizen	184,796	87,363	272,159	*	0
Bennett Dorrance, Jr. (c)	574,565	0	574,565	*	0
Maria Teresa Hilado	4,330	0	4,330	*	42,718
Grant H. Hill	39,011	0	39,011	*	0
Sarah Hofstetter	277	0	277	*	34,455
Marc B. Lautenbach	1,433	0	1,433	*	49,606
Mary Alice D. Malone, Jr. (d)	53,758,182	0	53,758,182	18.03	0
Keith R. McLoughlin	52,385	0	52,385	*	72,706
Kurt T. Schmidt	277	0	277	*	59,657
Archbold D. van Beuren (e)	6,249,942	0	6,249,942	2.10	2,589
Mohit Anand	0	10,753	10,753	*	0
Carrie L. Anderson	0	0	0	*	0
Todd E. Cunfer	0	24,489	24,489	*	0
Diane Johnson May	48,146	31,051	79,197	*	0
Daniel L. Poland	59,122	0	59,122	*	0
All directors and executive officers as a group (20 persons)	61,064,461	220,339	61,284,860	20.55	301,760

* Indicates ownership of less than 1% of the total outstanding shares

(a) The amounts in this column represent options held by the respective person that are currently exercisable and/or unvested restricted share units that are subject to vesting within 60 days.

(b) The amounts shown in this column are the number of phantom units of Campbell's stock held in each individual's deferred compensation account. These phantom units do not carry voting rights, but the individuals do have a pecuniary interest in these units.

(c) Bennett Dorrance, Jr. is a great-grandson of John T. Dorrance (founder of The Campbell's Company) and the cousin of Mary Alice D. Malone, Jr. Share ownership above is comprised of 574,265 shares held by the Bennett Dorrance, Jr. Trust, 100 shares held by an immediate family member residing in the same household as Mr. Dorrance, Jr., 100 shares held in a Uniform Transfer to Minor Act ("UTMA") account for his minor son, and 100 shares held in a UTMA account for his minor daughter. Mr. Dorrance, Jr. is deemed to be the beneficial owner of the shares held by the Bennett Dorrance, Jr. Trust. Mr. Dorrance, Jr. disclaims beneficial ownership of the shares held by the immediate family member residing in the same household and the shares held in UTMA accounts for minor children except to the extent of his pecuniary interest.

(d) Mary Alice D. Malone, Jr. is a great-granddaughter of John T. Dorrance and the cousin of Bennett Dorrance, Jr. Share ownership shown above includes 13,218,457 shares held by The Mary Alice Dorrance Malone Revocable Trust of which Ms. Malone, Jr. is a co-beneficiary and co-trustee, 14,554 shares held by a trust for the benefit of Ms. Malone, Jr., of which Ms. Malone, Jr. is a co-trustee, 84,268 shares held by Mary Alice Malone, Jr. Management Trust, of which Ms. Malone, Jr. is a beneficiary and co-trustee, 467,147 shares held by a GRAT 9 Follow-On Trust for the benefit of Ms. Malone, Jr., of which Ms. Malone, Jr. is a co-trustee, 1,333 shares held by Hera Management LLC, of which Ms. Malone, Jr. is a co-manager, 18,426,809 shares held by Contango Limited, LP, of which Hera Management LLC is the general partner, 17,274,200 shares held by Consul FL, LLC, of which Ms. Malone, Jr. is a co-manager, and 4,271,414 shares held by Quizhou, LP, of which Grandjaero Management, LLC, of which Ms. Malone, Jr. is a co-manager, is the general partner. Ms. Malone, Jr. disclaims beneficial ownership of these shares except to the extent of her pecuniary interest.

(e) Archbold D. van Beuren is a great-grandson of John T. Dorrance. Share ownership shown above includes 2,660,631 shares held by MSVT, LLC and 3,329.500 shares held by G3 CPB Holdings, LLC, over which he, as a one-third owner of the manager of each of MSVT, LLC and G3 CPB Holdings, LLC, has shared voting power. Share ownership shown above also includes 259,811 shares, over which he has both sole voting and dispositive power. Share ownership shown above does not include 356,931 shares held in trusts established by Mr. van Beuren and his wife, which are managed by a third-party trustee and as to which he disclaims beneficial ownership.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding persons or entities that, to the best of our knowledge, were beneficial owners of more than 5% of our outstanding common stock.

Name/Address	Amount/Nature of Beneficial Ownership	Percent of Outstanding Stock(1)
Bennett Dorrance DMB Associates 6263 N. Scottsdale Road, Suite 330 Scottsdale, AZ 85250	44,905,684 (2)	15.06%
The Mary Alice Dorrance Malone Revocable Trust 605 Main Street Riverton, NJ 08077	30,492,657 (3)	10.22%
Contango Limited LP 605 Main Street Riverton, NJ 08077	18,426,809 (4)	6.18%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	23,436,036 (5)	7.86%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	27,096,978 (6)	9.09%

(1) Based on 298,234,693 shares of common stock outstanding as of September 23, 2026.

(2) Bennett Dorrance is the grandson of John T. Dorrance (founder of The Campbell's Company) and the uncle of Mary Alice D. Malone, Jr. Share ownership shown above includes 2,176 shares held by the Bennett Dorrance Revocable Trust and the following shares held by partnerships or corporate entities owned or controlled by Mr. Dorrance: ABD Investments LP, 17,019,341 shares; Guillermo Investments, LLC, 27,876,085 shares; and Hank, Inc., 8,082 shares. Mr. Dorrance is deemed to be the beneficial owner of all shares shown above.

(3) The number of shares reported above is based solely on our review of a Schedule 13G filed by The Mary Alice Dorrance Malone Revocable Trust (the "Trust") on May 21, 2026 regarding its holdings as of March 31, 2026. The Trust also reported that, as of March 31, 2026, it had sole voting and dispositive power for 30,492,657 shares of our common stock. The Trust is a revocable trust whose grantor, Mary Alice D. Malone, died on June 16, 2025. Ms. Malone, Jr., a director nominee, is co-beneficiary and co-trustee of the Trust. See note (d) on page 84.

(4) The number of shares reported above is based solely on our review of a Schedule 13G filed by Contango Limited LP on January 20, 2026 regarding its holdings as of January 6, 2026. Contango Limited LP also reported that, as of January 6, 2026, it had sole voting and dispositive power for 18,426,809 shares of our common stock. Ms. Malone, Jr., a director nominee, is a co-manager of Hera Management LLC, which is the general partner of Contango Limited LP. See note (d) on page 84.

(5) The number of shares reported above is based solely on our review of a Schedule 13G/A filed by The Vanguard Group on February 13, 2024 regarding its holdings as of December 29, 2023. The Vanguard Group also reported that, as of December 29, 2023, it had sole dispositive power for 22,569,260 shares of our common stock, shared voting power for 257,226 shares of our common stock and shared dispositive power for 866,776 shares of our common stock. On March 26, 2026, The Vanguard Group further amended its Schedule 13G/A to disclose an internal realignment that occurred on January 12, 2026. Due to the internal realignment, certain subsidiaries or business divisions of subsidiaries of The Vanguard Group that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group. As of March 26, 2026, The Vanguard Group reported that it no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by these subsidiaries and/or business divisions.

(6) The number of shares reported above is based solely on our review of a Schedule 13G/A filed by BlackRock, Inc. on July 27, 2026 regarding its holdings as of June 30, 2026. BlackRock, Inc. has also reported that, as of June 30, 2026, it had sole voting power for 26,681,887 shares of our common stock and sole dispositive power for 27,096,978 shares of our common stock.

Unless otherwise noted, the foregoing information relating to Principal Shareholders is based upon our stock records and data supplied to us by the holders as of September 23, 2026.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that each Campbell's director and executive officer and any person who owns more than ten percent of Campbell's stock report to the SEC, by a specified date, his or her transactions in Campbell's stock. Based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required to be filed, we believe that during the fiscal year ended August 2, 2026, all reports required by Section 16(a) of the Exchange Act were filed on a timely basis except for one late filing of a Form 4 by The Mary Alice Dorrance Malone Revocable Trust to report an increase in indirect holdings due to the merger of the reporting person with a trust that held Company shares.

OTHER INFORMATION

SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

The table below summarizes the requirements for shareholders who wish to submit proposals or director nominations for the 2027 Annual Meeting of Shareholders. Shareholders are encouraged to consult Rule 14a-8 and Rule 14a-19 of the Exchange Act and our By-Laws, as appropriate, to see all applicable requirements.

	Proposals for inclusion in 2027 Proxy Statement	**Other proposals/nominees to be presented at the 2027 Annual Meeting***
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our 2027 Proxy Statement by satisfying the requirements set forth in Rule 14a-8 of the Exchange Act	Shareholders may present proposals or director nominations directly at the 2027 Annual Meeting (and not for inclusion in our proxy materials) by satisfying the requirements set forth in Article II, Sections 8 and 9 of our By-Laws**
When proposal must be received by Campbell's	No later than June 10, 2027	No earlier than August 19, 2027, and no later than September 18, 2027
Where to send	**By mail:** Office of the Corporate Secretary, 1 Campbell Place, Camden, New Jersey 08103	
What to include	The information required by Rule 14a-8	The information required by our By-Laws**

* Any proposal without the required notice will not be considered properly submitted under our By-Laws. Any proposal or director nomination that is received by us before August 19, 2027 or after September 18, 2027, will not be considered filed on a timely basis under Rule 14a-4(c)(1) and/or Rule 14a-19, as applicable. Proposals that are not properly submitted or timely filed will not be presented at the Annual Meeting. For proposals that are properly submitted and timely filed, SEC rules permit management to retain discretion to vote proxies we receive, provided that: (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion; and (2) the proponent does not issue a proxy statement.

** Our By-Laws are available in the Governance section of our website at https://investor.thecampbellscompany.com.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for action at the meeting. If other matters come before the meeting, it is the intention of the directors' proxy to vote on such matters in accordance with his or her best judgment.

* * * * *

By order of the Board of Directors,



Charles A. Brawley, III
Executive Vice President, General Counsel and Corporate Secretary

Camden, New Jersey
October 7, 2026

APPENDIX A

NON-GAAP FINANCIAL MEASURES

The Campbell's Company uses certain non-GAAP financial measures, as defined by the Securities and Exchange Commission, in this proxy statement. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures. Management believes that also presenting certain non-GAAP financial measures provides additional information to facilitate comparison of the Company's historical operating results and trends in our underlying operating results and provides transparency on how we evaluate our business. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Please see the Annual Report on Form 10-K for the fiscal year ended August 2, 2026 for a reporting of our financial results in accordance with GAAP. The non-GAAP measures included in this proxy statement that need to be reconciled are organic net sales, adjusted earnings before interest and taxes (EBIT) and adjusted earnings per share (EPS).

The following information is provided to reconcile the non-GAAP financial measures disclosed in this proxy statement to their most comparable GAAP measures.

Organic Net Sales

	2026				2025				% Change	
(dollars in millions)	**As Reported**	**Impact of Currency**	**Impact of Acquisition**	**Organic Net Sales**	**As Reported**	**Impact of Divestitures**	**Estimated Impact of 53rd week**	**Organic Net Sales**	**Net Sales, as Reported**	**Organic Net Sales**
Net sales	**$ 9,744**	**$ (6)**	**$ (5)**	**$ 9,733**	$ 10,253	$ (108)	$ (166)	$ 9,979	(5%)	(2%)

Items Impacting Earnings

	2026											
(dollars in millions)	**As Reported**	**Costs Associated with Cost Savings and Optimization Initiatives**	**Commodity Mark-to-Market Gains**	**Certain Litigation Expenses**	**Impairment Charges**	**Cyber-security Incident Recoveries**	**Pension and Postretirement Actuarial and Curtailment Gains**	**Costs Associated with Acquisition**	**Recognized Accretion on Deferred Consideration**	**Accretion of Redeemable Noncontrolling Interests**	**Unrecognized Accretion on Deferred Consideration**	**Adjusted**
Net earnings attributable to The Campbell's Company common shareholders - Diluted, as reported	**$ 394**	**$ 154**	**$ (5)**	**$ 11**	**$ 88**	**$ (1)**	**$ (18)**	**$ 19**	**$ 1**	**$ 5**	**$ 4**	**$ 652**
Add: Unrecognized accretion on deferred consideration	**4**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(4)**	**—**
Add: Accretion of redeemable noncontrolling interests	**5**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(5)**	**—**	**—**
Add: Net earnings (loss) attributable to noncontrolling interests	**2**	**—**	**—**	**—**	**—**	**—**	**—**	**1**	**—**	**—**	**—**	**3**
Add: Taxes on earnings	**124**	**48**	**(1)**	**3**	**29**	**—**	**(5)**	**6**	**1**	**—**	**—**	**205**
Add: Interest, net	**323**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(2)**	**—**	**—**	**321**
Earnings before interest and taxes	**$ 852**	**$ 202**	**$ (6)**	**$ 14**	**$ 117**	**$ (1)**	**$ (23)**	**$ 26**	**$ —**	**$ —**	**$ —**	**$ 1,181**

(dollars in millions)	2025 As Reported	Costs Associated with Cost Savings and Optimization Initiatives	Commodity Mark-to-Market Gains	Certain Litigation Expenses	Impairment Charges	Cyber-security Incident Recoveries	Pension and Post-retirement Actuarial Losses	Accelerated Amortization	Charges Associated with Divestitures	Adjusted
Net earnings attributable to The Campbell's Company common shareholders - Diluted, as reported	$ 602	$ 96	$ (8)	$ 5	$131	$ (1)	$ 18	$ 15	$ 34	$ 892
Add: Net earnings (loss) attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—	—
Add: Taxes on earnings	194	29	(3)	—	45	—	6	5	(9)	267
Add: Interest, net	328	—	—	—	—	—	—	—	—	328
Earnings before interest and taxes	$1,124	$125	$(11)	$ 5	$176	$ (1)	$ 24	$ 20	$ 25	$1,487
Adjusted EBIT percentage change 2026/2025										(21%)

	2026 Diluted EPS Impact	2025 Diluted EPS Impact	EPS % Change 2026/2025
Net earnings attributable to The Campbell's Company common shareholders - Diluted, as reported	**$1.31**	$2.01	
Costs associated with cost savings and optimization initiatives	**.51**	.32	
Commodity mark-to-market gains	**(.02)**	(.03)	
Certain litigation expenses	**.04**	.02	
Impairment charges	**.29**	.44	
Cybersecurity incident recoveries	**—**	—	
Pension and postretirement actuarial and curtailment losses (gains)	**(.06)**	.06	
Costs associated with acquisition	**.06**	—	
Recognized accretion on deferred consideration	**—**	—	
Accretion of redeemable noncontrolling interests	**.02**	—	
Unrecognized accretion on deferred consideration	**.01**	—	
Accelerated amortization	**—**	.05	
Charges associated with divestitures	**—**	.11	
Adjusted Net earnings attributable to The Campbell's Company common shareholders - Diluted*	**$2.17**	$2.97	(27%)

* The sum of individual per share amounts does not add due to rounding.

The following items impacted earnings:

2026

- $202 million ($154 million after tax, or $.51 per share) of costs associated with cost savings and optimization initiatives;
- $6 million ($5 million after tax, or $.02 per share) of gains associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges;
- $14 million ($11 million after tax, or $.04 per share) of certain litigation expenses;
- $117 million ($88 million after tax, or $.29 per share) of impairment charges related to the *Kettle Brand* and *Cape Cod* trademarks;
- $1 million ($1 million after tax) of insurance recoveries related to a cybersecurity incident that was identified in the fourth quarter of fiscal 2023;
- $23 million ($18 million after tax, or $.06 per share) of actuarial and curtailment gains on pension and postretirement plans;

- $26 million ($19 million after tax and the amount attributable to noncontrolling interests, or $.06 per share) of costs associated with the acquisition of La Regina;
- $2 million ($1 million after tax) of recognized accretion on the deferred consideration associated with the acquisition of La Regina;
- $5 million ($.02 per share) of accretion of the redeemable noncontrolling interests associated with the acquisition of La Regina; and
- $4 million ($.01 per share) of unrecognized accretion on the deferred consideration associated with the acquisition of La Regina.

2025

- $125 million ($96 million after tax, or $.32 per share) of costs associated with cost savings and optimization initiatives;
- $11 million ($8 million after tax, or $.03 per share) of gains associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges;
- $5 million ($5 million after tax, or $.02 per share) of certain litigation expenses;
- $176 million ($131 million after tax, or $.44 per share) of impairment charges related to the *Snyder's of Hanover*, *Late July* and Allied brands trademarks;
- $1 million ($1 million after tax) of insurance recoveries related to a cybersecurity incident that was identified in the fourth quarter of fiscal 2023;
- $24 million ($18 million after tax, or $.06 per share) of actuarial losses on pension and postretirement plans;
- $20 million ($15 million after tax, or $.05 per share) of accelerated amortization expense related to customer relationship intangible assets due to the loss of certain contract manufacturing customers; and
- $25 million ($34 million after tax, or $.11 per share) loss on the sales of the Pop Secret popcorn and noosa yoghurt businesses.

THE CAMPBELL'S COMPANY

Amended and Restated 2022 Long-Term Incentive Plan

(As Amended and Restated Effective November 17, 2026)

THE CAMPBELL'S COMPANY

AMENDED AND RESTATED 2022 LONG-TERM INCENTIVE PLAN

TABLE OF CONTENTS

ARTICLE I

PURPOSE AND EFFECTIVE DATE

§ 1.1 **Purpose**. The Campbell's Company hereby amends and restates The Campbell's Company 2022 Long-Term Incentive Plan, originally established November 30, 2022. The purpose of the Plan is to provide financial incentives for selected Employees of the Campbell Group and for the non-employee Directors of the Company, thereby promoting the long-term growth and financial success of the Campbell Group by (1) attracting and retaining employees and Directors of outstanding ability, (2) strengthening the Campbell Group's capability to develop, maintain, and direct a competent management team, (3) providing an effective means for selected Employees and non-employee Directors to acquire and maintain ownership of Campbell Stock, (4) motivating Employees to achieve long-range Performance Goals and objectives, and (5) providing incentive compensation opportunities competitive with those of other major corporations.

§ 1.2 **Effective Date and Expiration of Plan**. The Plan was approved by Shareholders on November 30, 2022, which is the Effective Date. Unless earlier terminated by the Board pursuant to Section 11.3, the Plan shall terminate on the tenth anniversary of its Effective Date. No Award shall be made pursuant to the Plan after its termination date, but Awards made prior to the termination date may extend beyond that date.

ARTICLE II

DEFINITIONS

The following words and phrases, as used in the Plan, shall have these meanings:

§ 2.1 **"Administrator"** means the individual or individuals to whom the Committee delegates authority under the Plan in accordance with Section 3.3.

§ 2.2 **"Award"** means, individually or collectively, any Option, SAR, Restricted Stock, Restricted Performance Stock, unrestricted Campbell Stock, Restricted Stock Unit Award or Performance Unit Award.

§ 2.3 **"Award Statement"** means a written confirmation of an Award or an Award agreement under the Plan furnished to the Participant.

§ 2.4 **"Board"** means the Board of Directors of the Company.

§ 2.5 **"Campbell Group"** means the Company and all of its Subsidiaries on and after the Effective Date.

§ 2.6 **"Campbell Stock"** means the capital stock of the Company, par value $0.0375 per share (and any shares or other securities into which such Campbell Stock may be converted or into which it may be exchanged).

§ 2.7 **"Cause"** except for purposes of Article XII, with respect to any Participant, means (i) the definition of "Cause" as set forth in any individual employment agreement applicable to such Participant, or (ii) in the case of a Participant who does not have an individual employment agreement that defines Cause, then "Cause" means the termination of a Participant's employment by reason of his or her (1) engaging in gross misconduct that is injurious to the Campbell Group, monetarily or otherwise, (2) material breach by the Participant of the Company's Code of Business Conduct and Ethics or the Company's Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as applicable, as such codes may be amended from time to time (or any successor policies thereto), (3) misappropriation of funds, (4) willful misrepresentation to the directors or officers of the Campbell Group, (5) gross negligence in the performance of the Participant's duties having an adverse effect on the business, operations, assets, properties or financial condition of the Campbell Group, (6) conviction of a crime involving moral turpitude, or (7) material breach of any employment agreement between the Participant and a member of the Campbell Group or any confidentiality, intellectual property, non-solicitation, non-competition or similar restrictive covenant in any agreement between the Participant and a member of the Campbell Group. The determination of whether a Participant's employment was terminated for Cause shall be made by the Company in its sole discretion.

§ 2.8 **"Change in Control"** shall have the meaning ascribed to such term in Section 12.2 herein.

§ 2.9 **"Code"** means the Internal Revenue Code of 1986, as amended.

§ 2.10 **"Committee"** means the Compensation and Organization Committee of the Board, any successor committee thereto, a subcommittee thereof, or any other committee appointed from time to time by the Board to administer the Plan; provided that the Board shall retain the right to exercise the authority of the Committee under the Plan.

§ 2.11 **"Company"** means The Campbell's Company (formerly known as Campbell Soup Company) and its successors and assigns.

§ 2.12 **"Deferred Account"** means an account established for a Participant under Section 10.1.

§ 2.13 **"Deferred Compensation Plan"** means any The Campbell's Company Deferred Compensation Plan.

§ 2.14 **"Director"** means a member of the Board of Directors of the Company.

§ 2.15 **"Effective Date"** means November 30, 2022.

§ 2.16 **"Employee"** means an employee of the Campbell Group.

§ 2.17 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

§ 2.18 **"Fair Market Value"** means, as of any specified date, except as otherwise determined by the Committee, an amount equal to the mean between the reported high and low prices (during regular trading hours) of Campbell Stock on The Nasdaq Stock Market LLC composite tape on the specified date or, if no shares of Campbell Stock have been traded on any such dates, the mean between the reported high and low prices (during regular trading hours) of Campbell Stock on The Nasdaq Stock Market LLC composite tape as reported on the first day prior thereto on which shares of Campbell Stock were so traded. If shares of Campbell Stock are not then listed on The Nasdaq Stock Market LLC, "Fair Market Value" shall be determined in good faith by the Committee using other reasonable means.

§ 2.19 **"Fiscal Year"** means the fiscal year of the Company, which is the 52-or 53-week period ending on the Sunday closest to July 31.

§ 2.20 **"Incentive Stock Option"** means an option within the meaning of Section 422 of the Code, or any successor provision thereof.

§ 2.21 **"Nonqualified Stock Option"** means an option granted under the Plan other than an Incentive Stock Option.

§ 2.22 **"Option"** means either a Nonqualified Stock Option or an Incentive Stock Option to purchase Campbell Stock.

§ 2.23 **"Option Price"** means the price at which Campbell Stock may be purchased under an Option as provided in Section 5.4, or in the case of a SAR granted under Section 5.8, the Fair Market Value of Campbell Stock on the date the SAR is awarded or such higher price established by the Committee at the time the SAR is awarded.

§ 2.24 **"Participant"** means an Employee or a non-employee Director to whom an Award has been made under the Plan or a Transferee.

§ 2.25 **"Performance Goals"** means goals established by the Committee pursuant to Section 4.4.

§ 2.26 **"Performance Period"** means a period of time over which performance is measured.

§ 2.27 **"Performance Unit"** means the unit of measure determined under Article IX by which is expressed the value of a Performance Unit Award.

§ 2.28 **"Performance Unit Award"** means an Award granted under Article IX.

§ 2.29 **"Personal Representative"** means the person or persons who, upon the death, disability, or incompetency of a Participant, shall have acquired, by will or by the laws of descent and distribution or by other legal proceedings, the right to exercise an Option or SAR or the right to any Restricted Stock Award or Performance Unit Award theretofore granted or made to such Participant.

§ 2.30 **"Plan"** means The Campbell's Company 2022 Long-Term Incentive Plan, as may be amended from time to time as provided herein.

§ 2.31 **"Restricted Performance Stock"** means Campbell Stock subject to Performance Goals.

§ 2.32 **"Restricted Stock"** means Campbell Stock subject to the terms and conditions provided in Article VI and including Restricted Performance Stock.

§ 2.33 **"Restricted Stock Award"** means an Award granted under Article VI.

§ 2.34 **"Restricted Stock Unit"** means the unit of measure determined under Article VI by which is expressed the value of a Restricted Stock Unit Award.

§ 2.35 **"Restricted Stock Unit Award"** means an Award granted under Article VI.

§ 2.36 **"Restriction Period"** means a period of time determined under Section 6.2 during which Restricted Stock or Restricted Stock Units are subject to the terms and conditions provided in Section 6.3.

§ 2.37 **"SAR"** means a stock appreciation right granted under Section 5.8.

§ 2.38 **"Shareholders"** means the holders of shares of Campbell Stock.

§ 2.39 **"Subsidiary"** means a corporation or other entity the majority of the voting stock of which is owned directly or indirectly by the Company.

§ 2.40 **"Transferee"** means a person to whom a Participant has transferred his or her rights to an Award under the Plan in accordance with Section 11.1 and procedures and guidelines adopted by the Company.

ARTICLE III
ADMINISTRATION

§ 3.1 **Committee to Administer.** The Plan shall be administered by the Committee. It is intended that the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the Exchange Act) to the extent that Rule 16b-3 is applicable. However, the mere fact that a Committee member shall fail to qualify under the foregoing requirement shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. A majority of the members of the Committee shall constitute a quorum for the conduct of business at any meeting. The Committee shall act by majority vote of the members present at a duly convened meeting, which may include a meeting by conference telephone call held in accordance with applicable law. Action may be taken without a meeting if written consent thereto is given in accordance with applicable law.

§ 3.2 **Powers of Committee.**

(a) The Committee shall have full power and authority to interpret and administer the Plan and to establish and amend rules and regulations for its administration. The Committee's decisions shall be final and conclusive with respect to the interpretation of the Plan and any Award made under it.

(b) Subject to the provisions of the Plan, the Committee shall have authority, in its discretion, to determine those Employees who shall receive an Award, the time or times when such Award shall be made, the vesting schedule, if any, for the Award and the type of Award to be granted, the number of shares to be subject to each Option and Restricted Stock Award, and the value of each Performance Unit.

(c) Subject to the express provisions of the Plan, the Committee shall have authority to provide for special terms for any Awards granted to Participants who are foreign nationals or who are employed by the Campbell Group outside of the United States of America in order to fairly accommodate for differences in local law, tax policy or custom, and to approve such supplements to or amendments, restatements or alternative versions of the Plan as the Committee may consider necessary or appropriate for such purposes (without affecting the terms of the Plan for any other purpose).

(d) The Committee shall determine and set forth in an Award Statement the terms of each Award, including such terms, restrictions, and provisions as shall be necessary to cause certain Options to qualify as Incentive Stock Options. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Statement, in such manner and to the extent the Committee shall determine in order to carry out the purposes of the Plan. The Committee may, in its discretion, accelerate (i) the date on which any Option or SAR vests or may be exercised, (ii) the date of termination of the restrictions applicable to a Restricted Stock Award or Restricted Stock Unit Award, or (iii) the end of a Performance Period under a Performance Unit Award; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code.

§ 3.3 **Delegation by Committee.** The Committee may, but need not, from time to time delegate some or all of its authority under the Plan to an Administrator consisting of one or more members of the Committee or of the Board or of one or more officers of the Company; *provided, however*, that the Committee may not delegate its authority (a) to make Awards to Employees (i) who are subject on the date of the Award to the reporting rules under Section 16(a) of the Exchange Act, or (ii) who are officers of the Company who are delegated authority by the Committee hereunder, unless in the cases of (i) and (ii) above, the delegation consists of at least two directors that satisfy the requirements of a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, or (b) to interpret the Plan or any Award, or (c) under Section 11.3 of the Plan. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation or thereafter. Nothing in the Plan shall be construed as obligating the Committee to delegate authority to an Administrator, and the Committee may at any time rescind the authority delegated to an Administrator appointed hereunder or appoint a new Administrator. At all times the Administrator appointed under this Section 3.3 shall serve in such capacity at the pleasure of the Committee. Any action undertaken by the Administrator in accordance with the Committee's delegation of authority shall have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan to the Committee shall, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to the Administrator.

ARTICLE IV
AWARDS

§ 4.1 **Awards.** Awards under the Plan shall consist of Incentive Stock Options, Nonqualified Stock Options, SARs, Restricted Stock, Restricted Performance Stock, unrestricted Campbell Stock, Restricted Stock Units and Performance Units. All Awards shall be subject to the terms and conditions of the Plan and to such other terms and conditions consistent with the Plan as the Committee deems appropriate. All Awards shall be subject to any current or future clawback policy of the Company, as applicable. Awards under a particular section of the Plan need not be uniform and Awards under two or more sections may be combined in one Award Statement. Any combination of Awards may be granted at one time and on more than one occasion to the same Employee. Awards of Performance Units and Restricted Performance Stock shall be earned solely upon attainment of Performance Goals.

§ 4.2 **Eligibility for Awards.** An Award may be made to any Employee selected by the Committee. In making this selection and in determining the form and amount of the Award, the Committee may give consideration to the functions and responsibilities of the respective Employee, his or her present and potential contributions to the success of the Campbell Group, the value of his or her services to the Campbell Group, and such other factors deemed relevant by the Committee. Non-employee Directors are eligible to receive Awards pursuant to Article VII.

§ 4.3 **Shares Available Under the Plan.**

(a) The Campbell Stock to be offered under the Plan pursuant to Options, SARs, Restricted Stock Unit Awards, Performance Units, and Restricted Stock and unrestricted Campbell Stock Awards must be Campbell Stock (i) authorized and unissued or (ii) previously issued and outstanding and reacquired by the Company. Subject to adjustment under Section 11.2, the number of shares of Campbell Stock that may be issued pursuant to Awards under the Plan (the **"Section 4.3 Limit"**) shall not exceed 21,000,000 shares. Not more than 21,000,000 shares of Campbell Stock shall be granted in the form of Incentive Stock Options.

(b) The Section 4.3 Limit shall be increased by shares of Campbell Stock that are subject to an Award under the Plan or the Campbell Soup Company 2015 Long-Term Incentive Plan, in either case, which for any reason is cancelled (excluding shares subject to an Option cancelled upon the exercise of a related SAR), cash-settled or terminated without having been exercised or paid. Notwithstanding the foregoing, the following shares of Campbell Stock shall not be available for reissuance under this Plan: (i) shares tendered in payment of the Option Price of Options or the exercise price of other Awards; (ii) shares withheld from any Award to satisfy a Participant's tax withholding obligations or, if applicable, to pay the Option Price of an Option or the exercise price of other Awards; or (iii) shares acquired by the Company on the open market using the cash proceeds received by the Company from the exercise of Options granted under the Plan; or (iv) shares underlying an Option or SAR that are not delivered to the Participant due to the net settlement of such Option or SAR. For the avoidance of doubt, the share recycling restriction set forth in the immediately preceding sentence is also applicable to awards outstanding under the Campbell Soup Company 2015 Long-Term Incentive Plan.

§ 4.4 **General Performance Goals.** Prior to or during the beginning of a Performance Period the Committee will establish in writing one or more Performance Goals for the Company. The Performance Goals will be comprised of specified levels of one or more of the following performance criteria as the Committee may deem appropriate: earnings per share, net earnings, operating earnings, unit volume, net sales, market share, balance sheet measurements, revenue, economic profit, cash flow, return on assets, shareholder return, return on equity, return on capital or any other criteria as the Committee deems appropriate. The Performance Goals may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a Subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable Subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

§ 4.5 **Awards in Lieu of Salary or Bonus.** The Committee may, in its sole discretion, and on such terms and conditions as the Committee may prescribe, give Participants the opportunity to receive Awards in lieu of future salary, bonus or other compensation.

§ 4.6 **Minimum Vesting Requirement**. Awards granted under the Plan shall be subject to a minimum vesting period of one year; provided, however, that this minimum vesting requirement shall not apply to (i) Awards covering up to five percent (5%) of the shares of Campbell Stock available for issuance under this Plan, (ii) Awards that vest upon a Participant's death, disability or retirement or upon a Change in Control, or (iii) substituted or assumed Awards under Section 11.2 of this Plan.

ARTICLE V

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

§ 5.1 **Award of Stock Options.** The Committee may, from time to time, and on such terms and conditions as the Committee may prescribe, award Incentive Stock Options and Nonqualified Stock Options to any Employee.

§ 5.2 **Period of Option; Vesting.**

(a) An Option granted under the Plan shall be exercisable only in accordance with the vesting schedule approved by the Committee. The Committee may in its discretion prescribe additional conditions, restrictions or terms on the vesting of an Option, including the full or partial attainment of Performance Goals pursuant to Section 4.4. After the Option vests, the Option may be exercised at any time during the term of the Option, in whole or in installments, as specified in the related Award Statement. Subject to Section 5.6, the duration of each Option shall not be more than ten years from the date of grant.

(b) Except as provided in Section 5.6, a Participant may not exercise an Option unless such Participant is then, and continually (except for sick leave, military service, or other approved leave of absence) after the grant of the Option has been, an employee or Director of the Campbell Group. Unless the Committee provides otherwise, vesting of Awards granted hereunder will be suspended (and no vesting credit will be awarded) during any unpaid leave of absence and will resume on the date the Participant returns to employment on a regular schedule as determined by the Committee.

§ 5.3 **Award Statement or Agreement.** Each Option shall be evidenced by an Award Statement or an option agreement.

§ 5.4 **Option Price, Exercise and Payment.**

(a) The Option Price of Campbell Stock under each Option or SAR shall be determined by the Committee but shall be a price not less than 100 percent of the Fair Market Value of Campbell Stock at the date such Option or SAR is granted, as determined by the Committee. Subject to Section 11.2, the Committee may not (i) amend an Option or SAR to reduce its Option Price, (ii) cancel an Option or SAR in exchange for cash, other Awards or the re-grant of an Option or SAR with a lower Option Price than the original Option Price of the cancelled Option or SAR, or (iii) take any other action (whether in the form of an amendment, cancellation or replacement grant) that has the effect of repricing an Option or SAR without Shareholder approval.

(b) Vested Options may be exercised from time to time by giving written notice to the Treasurer of the Company, or his or her designee, specifying the number of shares of Campbell Stock to be purchased. The notice of exercise shall be accompanied by payment in full of the Option Price in cash or the Option Price may be paid in whole or in part through the transfer to the Company of shares of Campbell Stock in accordance with procedures established by the Committee from time to time. In addition, in accordance with the rules and procedures established by the Committee for this purpose, an Option may also be exercised through a "cashless exercise" procedure involving a broker or dealer, that affords Participants the opportunity to sell immediately some or all of the shares of Campbell Stock underlying the exercised portion of the Option in order to generate sufficient cash to pay the Option Price. In addition, the Committee may in its sole discretion, determine such other acceptable form of valid consideration and method of payment for the payment of the Option Price. In accordance with Section 11.9 hereof, and in addition to and at the time of payment of the Option Price, the Participant shall pay to the Company the full amount of any and all applicable income tax, employment tax and other amounts required to be withheld in connection with such exercise.

(c) In the event such Option Price is paid in whole or in part, with shares of Campbell Stock, the portion of the Option Price so paid shall be equal to the value, as of the date of exercise of the Option, of such shares. The value of such shares shall be equal to the number of such shares multiplied by the Fair Market Value of such shares on the trading day coincident with the date of exercise of such Option (or the immediately preceding trading day if the date of exercise is not a trading day). The Company shall not issue or transfer Campbell Stock upon exercise of an Option until the Option Price is fully paid (other than pursuant to a broker-assisted cashless exercise).

§ 5.5 **Limitations on Incentive Stock Options.** Each provision of the Plan and each Award Statement relating to an Incentive Stock Option shall be construed so that each Incentive Stock Option shall be an "incentive stock option" as defined in Section 422 of the Code, and any provisions of the Award Statement thereof that cannot be so construed shall be disregarded.

§ 5.6 **Termination of Employment.** Subject to Article XII and except as provided in this Section 5.6, the Committee may, in its sole discretion, establish rules to govern the ability of a Participant to exercise any outstanding Options or SARs following the Participant's termination of employment with the Campbell Group (whether by retirement, disability, death, or otherwise). If the employment of a Participant with the Campbell Group is terminated for Cause, any Options or SARs of such Participant (whether or not then exercisable) shall expire and any rights thereunder shall terminate immediately.

§ 5.7 **Shareholder Rights and Privileges.** A Participant shall have no rights as a Shareholder with respect to any shares of Campbell Stock covered by an Option (including no rights to dividends or dividend equivalents) until the issuance of such shares to the Participant.

§ 5.8 **Award of SARs.**

(a) The Committee may award to the Participant a SAR related to the Option. The Committee may also award SARs that are unrelated to any Option.

(b) The SAR shall represent the right to receive payment in cash and/or Campbell Stock of an amount equal in value to the amount by which the Fair Market Value of one share of Campbell Stock on the trading day immediately preceding the date of exercise of the SAR exceeds the Option Price multiplied by the number of shares covered by the SAR.

(c) SARs awarded under the Plan shall be evidenced by an Award Statement or agreement between the Company and the Participant.

(d) The Committee may prescribe conditions and limitations on the exercise or transferability of any SAR. SARs may be exercised only when the value of a share of Campbell Stock exceeds the Option Price. Such value shall be determined in the manner specified in Section 5.8(b).

(e) A SAR shall be exercisable only by written notice to the Treasurer of the Company or his or her designee.

(f) To the extent not previously exercised, all SARs shall automatically be exercised on the last trading day prior to their expiration, so long as the value of a share of Campbell Stock exceeds the Option Price, unless prior to such day the holder instructs the Treasurer otherwise in writing. Such value shall be determined in the manner specified in Section 5.8(b).

(g) Payment of the amount to which a Participant is entitled upon the exercise of a SAR shall be made in cash, Campbell Stock, or partly in cash and partly in Campbell Stock at the discretion of the Committee. The shares shall be valued in the manner specified in Section 5.8(b).

(h) Each SAR shall expire on a date determined by the Committee at the time of grant.

(i) A Participant shall have no rights as a Shareholder with respect to any shares of Campbell Stock covered by a SAR (including no rights to dividends or dividend equivalents) unless and until the issuance of such shares to the Participant.

ARTICLE VI

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

§ 6.1 **Award of Restricted Stock and Restricted Stock Units.** The Committee may make Restricted Stock Awards and Restricted Stock Unit Awards to any Employee, subject to this Article VI and to such other terms and conditions as the Committee may prescribe.

§ 6.2 **Restriction Period.** At the time of making a Restricted Stock Award or Restricted Stock Unit Award, the Committee shall establish the Restriction Period applicable to such Award. The Committee may establish different Restriction Periods from time to time and each Restricted Stock Award or Restricted Stock Unit Award may have a different Restriction Period, in the discretion of the Committee. Restriction Periods, when established for a Restricted Stock Award or Restricted Stock Unit Award, shall not be changed except as permitted by Section 6.3.

§ 6.3 **Other Terms and Conditions of Restricted Stock Awards.** Campbell Stock, when awarded pursuant to a Restricted Stock Award, will be represented in a book entry account in the name of the Participant who receives the Restricted Stock Award, unless the Participant has elected to defer pursuant to Section 10.1. The Participant shall have the right to vote such Restricted Stock and shall have all other Shareholder's rights, with the exception that (a) the Participant will not be entitled to delivery of the stock certificate during the Restriction Period, (b) the Company will retain custody of the Restricted Stock during the Restriction Period, (c) a breach of a restriction or a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award will cause a forfeiture of the Restricted Stock Award and (d) any dividends paid with respect to shares of Campbell Stock subject to Restricted Stock Awards shall be subject to the same vesting terms as the related Restricted Stock and shall not be paid with respect to Restricted Stock until such shares vest. The Committee may, in addition, prescribe additional restrictions, terms, or conditions upon or to the Restricted Stock Award including the attainment of Performance Goals in accordance with Section 4.4.

§ 6.4 **Dividend Equivalent Rights.** Except as otherwise determined by the Committee and set forth in the applicable Award Statement, dividend equivalent rights shall be granted with respect to the shares of Campbell Stock underlying Restricted Stock Units (which may be accumulated in cash or additional Restricted Stock Units as provided in the applicable Award Statement); provided that any dividend equivalent rights shall be subject to the same vesting terms as the related Restricted Stock Units.

§ 6.5 **Restricted Stock Unit Value.** Each Restricted Stock Unit shall represent the right of a Participant to receive an amount equal to the value of the Restricted Stock Unit, determined in the manner established by the Committee at the time of the Award. Each Restricted Stock Unit shall have a maximum dollar value established by the Committee at the time of the Award (expressed as a stated amount or a formula). The measure of a Restricted Stock Unit may, in the discretion of the Committee, be equal to the Fair Market Value of one share of Campbell Stock.

§ 6.6 **Payment Upon Vesting of Restricted Stock Units.** Following the end of the Restriction Period, a Participant holding Restricted Stock Units will be entitled to receive payment of an amount, not exceeding the maximum value of the Restricted Stock Units. Payment of Restricted Stock Units shall be made in cash, whether payment is made at the end of the Restriction Period or is deferred pursuant to Section 10.1, except that Restricted Stock Units which are measured using Campbell Stock shall be paid in Campbell Stock (except as otherwise provided in the Award Statement or award agreement). Payment shall be made in a lump sum or in installments and shall be subject to such other terms and conditions as shall be determined by the Committee.

§ 6.7 **Award Statement or Agreement.** Each Restricted Stock Award and each Restricted Stock Unit Award shall be evidenced by an Award Statement or an agreement.

§ 6.8 **Termination of Employment.** Subject to Article XII and except as provided in this Section 6.8, the Committee may, in its sole discretion, establish rules pertaining to the Restricted Stock Award or Restricted Stock Unit Award, including the treatment of any dividend equivalent rights, as applicable, in the event of termination of employment (by retirement, disability, death, or otherwise) of a Participant prior to the expiration of the Restriction Period. If the employment of a Participant with the Campbell Group is terminated for Cause, any non-vested Restricted Stock Awards or Restricted Stock Unit Awards of such Participant shall immediately be forfeited and any rights thereunder shall terminate.

§ 6.9 **Payment for Restricted Stock or Restricted Stock Units.** Restricted Stock Awards and Restricted Stock Unit Awards may be made by the Committee under which the Participant shall not be required to make any payment for the underlying Campbell Stock or, in the alternative, under which the Participant, as a condition to such Award, shall pay all (or any lesser amount than all) of the Fair Market Value of the Campbell Stock, determined as of the date such Award is made. If the latter, such purchase price shall be paid in cash as provided in the Award Statement.

ARTICLE VII

AWARDS FOR NON-EMPLOYEE DIRECTORS

§ 7.1 **Award to Non-Employee Directors.** The Board will approve the compensation of non-employee Directors and such compensation may consist of Awards under the Plan. The Board retains the discretionary authority to make Awards to non-employee Directors. All such Awards shall be subject to the terms and conditions of the Plan and to such other terms and conditions consistent with the Plan as the Board deems appropriate. The Board may, in its sole discretion, subject to such terms and conditions as the Board may prescribe, give non-employee Directors the opportunity to receive Options in lieu of future cash compensation or other types of Awards.

§ 7.2 **Limitation on Awards.** Anything to the contrary in this Article VII notwithstanding, the maximum aggregate dollar value of Awards as of the grant date made to any individual non-employee Director, when added to all cash compensation paid to such non-employee Director in respect of the non-employee Director's service as a member of the Board for the calendar year, may not exceed $1,000,000 with respect to any one calendar year.

§ 7.3 **Election by Non-employee Directors to Receive Campbell Stock.** Notwithstanding Section 7.2, each non-employee Director may elect to receive all or a portion (in 10% increments) of any cash compensation in shares of Campbell Stock, which will be issued quarterly. Only whole numbers of shares will be issued. For purposes of computing the number of shares earned and their taxable value each quarter, the value of each share shall be equal to the Fair Market Value of a share of Campbell Stock on the last business day of the quarter. If a Participant dies prior to payment of all shares earned, the balance due shall be payable in full to the Participant's designated beneficiary under the Deferred Compensation Plan, or, if none, to the Participant's estate, in cash.

§ 7.4 **No Right to Continuance as a Director.** None of the actions of the Company in establishing the Plan, the actions taken by the Company, the Board, the Committee or the Administrator under the Plan, or the granting of any Award under the Plan shall be deemed (i) to create any obligation on the part of the Board to nominate any Director for reelection by the Company's Shareholders or (ii) to be evidence of any agreement or understanding, express or implied, that the Director has a right to continue as a Director for any period of time or at any particular rate of compensation.

ARTICLE VIII

UNRESTRICTED CAMPBELL STOCK AWARDS FOR EMPLOYEES

§ 8.1 The Committee may make awards of unrestricted Campbell Stock to Employees in recognition of outstanding achievements or as an additional award for Employees who receive Restricted Stock Awards or Restricted Stock Unit Awards when Performance Goals are exceeded. Grants of unrestricted Campbell Stock are not subject to vesting restrictions.

ARTICLE IX

AWARD OF PERFORMANCE UNITS

§ 9.1 **Award of Performance Units.** The Committee may award Performance Units to any Employee. Each Performance Unit shall represent the right of a Participant to receive an amount equal to the value of the Performance Unit, determined in the manner established by the Committee at the time of Award.

§ 9.2 **Performance Period.** At the time of each Performance Unit Award, the Committee shall establish, with respect to each such Award, a Performance Period during which performance shall be measured. There may be more than one Performance Unit Award in existence at any one time, and Performance Periods may differ.

§ 9.3 **Performance Measures.** Performance Units shall be awarded to a Participant and earned contingent upon the attainment of Performance Goals in accordance with Section 4.4.

§ 9.4 **Performance Unit Value.** Each Performance Unit shall have a maximum number of shares or dollar value established by the Committee at the time of the Award (expressed as a stated amount or a formula). Performance Units earned will be determined by the Committee in respect of a Performance Period in relation to the degree of attainment of Performance Goals. The measure of a Performance Unit may, in the discretion of the Committee, be equal to the Fair Market Value of one share of Campbell Stock.

§ 9.5 **Award Criteria.** In determining the number of Performance Units to be granted to any Participant, the Committee shall take into account the Participant's responsibility level, performance, potential, cash compensation level, other incentive awards, and such other considerations as it deems appropriate.

§ 9.6 **Payment.**

(a) Following the end of Performance Period, a Participant holding Performance Units will be entitled to receive payment of an amount, not exceeding the maximum value of the Performance Units, based on the achievement of the Performance Goals for such Performance Period, as determined by the Committee.

(b) Payment of Performance Units shall be made in cash, whether payment is made at the end of the Performance Period or is deferred pursuant to Section 10.1, except that Performance Units which are measured using Campbell Stock shall be paid in Campbell Stock (except as otherwise provided in the Award Statement or award agreement). Payment shall be made in a lump sum or in installments and shall be subject to such other terms and conditions as shall be determined by the Committee.

§ 9.7 **Termination of Employment.**

(a) Subject to Article XII, a Performance Unit Award shall terminate for all purposes if the Participant does not remain continuously in the employ of the Campbell Group at all times during the applicable Performance Period, except as may otherwise be determined by the Committee.

(b) In the event that a Participant holding a Performance Unit ceases to be an employee of the Campbell Group following the end of the applicable Performance Period but prior to full payment according to the terms of the Performance Unit Award, payment shall be made in accordance with terms established by the Committee for the payment of such Performance Unit.

§ 9.8 **Performance Unit Award Statements or Agreements.** Each Performance Unit Award shall be evidenced by an Award Statement or agreement.

§ 9.9 **Dividend Equivalent Rights.** Except as otherwise determined by the Committee and set forth in the applicable Award Statement, dividend equivalent rights shall be granted with respect to the shares of Campbell Stock underlying Performance Units (which may be accumulated in cash or additional Performance Units as provided in the applicable Award Statement); provided that any dividend equivalent rights shall be subject to the same vesting terms as the related Performance Units.

ARTICLE X
DEFERRAL OF PAYMENTS

§ 10.1 **Election to Defer.** A Participant may elect to defer all or a portion of any related earned Performance Units, Restricted Stock Units or unrestricted Campbell Stock, pursuant to the terms of any Deferred Compensation Plan permitting such deferrals; provided, however, that the terms of any deferrals under this Section 10.1 shall comply with all applicable laws, rules and regulations, including, without limitation, Section 409A of the Code. The value of the Performance Units, Restricted Stock Units or unrestricted Campbell Stock so deferred shall be allocated to a Deferred Account established for the Participant under such Deferred Compensation Plan.

ARTICLE XI
MISCELLANEOUS PROVISIONS

§ 11.1 **Limits as to Transferability.** No Awards made under the Plan shall be transferable by the Participant other than by will or the laws of descent and distribution, except as otherwise permitted by the Committee; provided, that any permitted transfer shall be for no consideration. Any transfer contrary to this Section 11.1 will nullify the Award.

§ 11.2 **Adjustments Upon Changes in Stock.** In case of any reorganization, recapitalization, reclassification, stock split, reverse stock split, stock dividend, extraordinary dividend, distribution, combination of shares, merger, consolidation, spin-off, split-up, rights offering, or any other changes in the corporate structure or shares of the Company, appropriate adjustments shall be made by the Committee (or if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) in (i) the maximum aggregate number and kind of shares referred to in Section 4.3, (ii) the number and kind of shares subject to outstanding Awards, (iii) the exercise price or purchase price, if any, of any outstanding Award and (iv) any other terms and conditions of any outstanding Award that are affected by the event (including, without limitation, any applicable performance targets or criteria with respect thereto), in each case as determined by the Committee. Any such adjustments made by the Committee pursuant to this Section 11.2 shall be conclusive and binding for all purposes under the Plan.

§ 11.3 **Amendment, Suspension, and Termination of Plan.**

(a) The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that any Awards thereunder shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment shall, without Shareholder approval, (i) except as provided in Section 11.2, increase the number of shares of Campbell Stock which may be issued under the Plan, (ii) expand the types of awards available to Participants under the Plan, (iii) materially expand the class of employees eligible to participate in the Plan, (iv) materially change the method of determining the Option Price; (v) delete or limit the provision in Section 5.4 prohibiting the repricing of Options or SARs; or (vi) extend the termination date of the Plan. No such amendment, suspension, or termination shall materially adversely alter or impair any outstanding Options, SARs, shares of Restricted Stock, Restricted Stock Units, or Performance Units without the consent of the Participant affected thereby.

(b) The Committee may amend or modify any outstanding Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, or Performance Unit Awards in any manner to the extent that the Committee would have had the authority under the Plan initially to award such Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, or Performance Unit Awards as so modified or amended, including without limitation, to change the date or dates as of which such Options or SARs may be vested or exercised, to remove the restrictions on Restricted Stock Unit Awards or shares of Restricted Stock, or to modify the manner in which Performance Units are determined and paid.

(c) Anything to the contrary in the foregoing notwithstanding, the Board shall have broad authority to amend the Plan without the consent of a Participant to the extent the Board deems necessary or advisable (i) to comply with, or take into account changes in applicable tax laws, securities laws, accounting rules and other applicable law, rules and regulations or (ii) to ensure that an Award is not subject to interest or penalties under Section 409A of the Code.

§ 11.4 **Non-uniform Determinations.** The Committee's determinations under the Plan, including without limitation, (i) the determination of the Employees to receive Awards, (ii) the form, amount, and timing of such Awards, (iii) the terms and provisions of such Awards and (iv) the Award Statements evidencing the same, need not be uniform and may be made by it selectively among Employees who receive, or who are eligible to receive, Awards under the Plan, whether or not such Employees are similarly situated.

§ 11.5 **General Restriction.** Each Award under the Plan shall be subject to the condition that, if at any time the Committee shall determine that (i) the listing, registration, or qualification of the shares of Campbell Stock subject or related thereto upon any securities exchange or under any state or federal law (ii) the consent or approval of any government or regulatory body, or (iii) an agreement by the Participant with respect thereto, is necessary or desirable, then such Award shall not become exercisable in whole or in part unless such listing, registration, qualification, consent, approval, or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

§ 11.6 **No Right To Employment.** None of the actions of the Company in establishing the Plan, the action taken by the Company, the Board, the Committee or the Administrator under the Plan, or the granting of any Award under the Plan shall be deemed (i) to create any obligation on the part of the Company to retain any person in the employ of the Campbell Group, or (ii) to be evidence of any agreement or understanding, express or implied, that the person has a right to continue as an employee for any period of time or at any particular rate of compensation.

§ 11.7 **Governing Law.** The provisions of the Plan shall take precedence over any conflicting provision contained in an Award Statement. All matters relating to the Plan or to Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws.

§ 11.8 **Trust Arrangement.** All benefits under the Plan represent an unsecured promise to pay by the Company. The Plan shall be unfunded and the benefits hereunder shall be paid only from the general assets of the Company resulting in the Participants having no greater rights than the Company's general creditors; provided, however, nothing herein shall prevent or prohibit the Company from establishing a trust or other arrangement for the purpose of providing for the payment of the benefits payable under the Plan.

§ 11.9 **Taxes.** The Participant shall be responsible for payment of any taxes or similar charges required by law to be paid or withheld from an Award or an amount paid in satisfaction of an Award. The Company or any Subsidiary, as appropriate, shall have the right to require any Participant entitled to receive a payment in respect of an Award to remit to the Company or any Subsidiary, prior to such payment or other event that results in taxable income in respect of an Award, an amount sufficient to satisfy any applicable tax withholding requirements. In the case of an Award payable in shares of Campbell Stock, the Company or the Subsidiary, as appropriate, may permit such individual to satisfy, in whole or in part, such obligation to remit the applicable taxes by (a) tendering shares of Campbell Stock to the Company, (b) by directing the Company to withhold shares of Campbell Stock that would otherwise be received by such Participant in respect of such Award or (c) or such other method as determine by the Committee, in each case, to satisfy applicable withholding rates for any applicable tax withholding purposes, in accordance with applicable laws and pursuant to such rules as the Committee may establish from time to time. The Company or a Subsidiary, as appropriate, shall also have the right to deduct from all cash payments made to a Participant (whether or not such payments are made in connection with an Award) any applicable taxes required to be withheld in connection with an Award.

§ 11.10 **Section 409A of the Code.** To the extent applicable, it is intended that the Plan and all Awards hereunder comply with, or be exempt from, the requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, and that the Plan and all Award Statements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. If any provision of the Plan or an Award Statement contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or could cause an Award to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan or any Award Statement shall be modified to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Moreover, any discretionary authority that the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Section 409A of the Code to the extent such discretionary authority will contravene Section 409A or the regulations or guidance promulgated thereunder. No payment that constitutes deferred compensation under Section 409A of the Code that would otherwise be made under the Plan or an Award Statement upon a termination of service will be made or provided unless and until such termination is also a "separation from service," as determined in accordance with Section 409A of the Code. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award Statement to the contrary, if a Participant is a "specified employee" as defined in Section 409A of the Code at the time of termination of service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six (6) months plus one (1) day following the date of the Participant's termination of service or, if earlier, the Participant's death (or such other period as required to comply with Section 409A). For purposes of Section 409A of the Code, a Participant's right to receive any installment payments pursuant to this Plan or any Award granted hereunder shall be treated as a right to receive a series of separate and distinct payments. For the avoidance of doubt, any tranche of shares of Campbell Stock subject to vesting under any Award shall be considered a right to receive a series of separate and distinct payments. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

ARTICLE XII
CHANGE IN CONTROL OF THE COMPANY

§ 12.1 **Contrary Provisions.** Notwithstanding anything contained in the Plan to the contrary, the provisions of this Article XII shall govern and supersede any inconsistent terms or provisions of the Plan.

§ 12.2 **Definitions.**

(a) Change in Control. For purposes of the Plan, "Change in Control" shall mean any of the following events:

(i) The acquisition in one or more transactions by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Exchange Act) of "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding voting securities (the "Voting Securities"), provided, however, that for purposes of this Section 12.2(a), the Voting Securities acquired directly from the Company by any Person shall be excluded from the determination of such Person's Beneficial Ownership of Voting Securities (but such Voting Securities shall be included in the calculation of the total number of Voting Securities then outstanding); or

(ii) The individuals who, as of November 30, 2022, are members of the Board (the "Incumbent Board"), cease for any reason to constitute more than fifty percent of the Board; provided, however, that if the election, or nomination for election by the Company's Shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of the Plan, be considered as a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii) The consummation of a merger or consolidation involving the Company if the Shareholders of the Company, immediately before such merger or consolidation, do not own, directly or indirectly immediately following such merger or consolidation, more than fifty percent (50%) of the combined voting power of the outstanding Voting Securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the Voting Securities immediately before such merger or consolidation; or

(iv) Approval by Shareholders of the Company of a complete liquidation or dissolution of the Company or the consummation of a sale or other disposition (in one transaction or a series of related transactions) of more than fifty percent (50%) of the assets of the Company; or

(v) The consummation of a share exchange transaction whereby the Shareholders of the Company, immediately before such transaction, do not own, directly or indirectly immediately following such transaction, more than fifty percent (50%) of the combined voting power of the outstanding Voting Securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Securities outstanding immediately before such transaction.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because twenty-five percent (25%) or more of the then outstanding Voting Securities is acquired by (i) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its Subsidiaries, (ii) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the Shareholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition, (iii) any "Grandfathered Dorrance Family Shareholder" (as hereinafter defined) or (iv) any Person who has acquired such Voting Securities directly from any Grandfathered Dorrance Family Shareholder but only if such Person has executed an agreement which is approved by two-thirds of the Board and pursuant to which such Person has agreed that he (or they) will not increase his (or their) Beneficial Ownership (directly or indirectly) to 30% or more of the outstanding Voting Securities (the "Standstill Agreement") and only for the period during which the Standstill Agreement is effective and fully honored by such Person. For purposes of this Section, "Grandfathered Dorrance Family Shareholder" shall mean at any time a "Dorrance Family Shareholder" (as hereinafter defined) who or which is at the time in question the Beneficial Owner solely of (v) Voting Securities Beneficially Owned by such individual on January 25, 1990, (w) Voting Securities acquired directly from the Company, (x) Voting Securities acquired directly from another Grandfathered Dorrance Family Shareholder, (y) Voting Securities which are also Beneficially Owned by other Grandfathered Dorrance Family Shareholders at the time in question, and (z) Voting Securities acquired after January 25, 1990 other than directly from the Company or from another Grandfathered Dorrance Family Shareholder by any "Dorrance Grandchild" (as hereinafter defined) provided that the aggregate amount of Voting Securities so acquired by each such Dorrance Grandchild shall not exceed five percent (5%) of the Voting Securities outstanding at the time of such acquisition. A "Dorrance Family Shareholder" who or which is at the time in question the Beneficial Owner of Voting Securities which are not specified in clauses (v), (w), (x), (y) and (z) of the immediately preceding sentence shall not be a Grandfathered Dorrance Family Shareholder at the time in question. For purposes of this Section, "Dorrance Family Shareholders" shall mean individuals who are descendants of the late Dr. John T. Dorrance, Sr. and/or the spouses, fiduciaries and foundations of such descendants. A "Dorrance Grandchild" means as to each particular grandchild of the late Dr. John T. Dorrance, Sr., all of the following taken collectively: such grandchild, such grandchild's descendants and/or the spouses, fiduciaries and foundations of such grandchild and such grandchild's descendants.

Moreover, notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control

would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

Notwithstanding anything contained in this Plan to the contrary, with respect to an Award that is subject to Section 409A of the Code and payment or settlement of the Award will accelerate upon a Change in Control, no event set forth in an Award Statement or other agreement applicable to a Participant or in clauses (a)(i)-(v) of this Section 12.2 shall constitute a Change in Control for purposes of the Plan and any Award unless such event also constitutes a "change in ownership", "change in effective control" or "change in the ownership of a substantial portion of the company's assets" as defined under Section 409A of the Code and the regulations and guidance promulgated thereunder.

Notwithstanding anything contained in this Plan to the contrary, if a Participant's employment is terminated by the Company without Cause within one year prior to a Change in Control and such termination (i) was at the request of a third party who effectuates a Change in Control or (ii) otherwise occurred in connection with or in anticipation of, a Change in Control, then for purposes of this Article XII only, the date of a Change in Control shall mean the date immediately prior to the date of such Participant's termination of employment.

(b) **Cause.** For purposes of this Article XII only, with respect to any Participant, (i) "Cause" shall be defined as set forth in any individual agreement applicable to a Participant, or (ii) in the case of a Participant who does not have an individual agreement that defines Cause, then Cause shall mean the termination of a Participant's employment by reason of his or her (A) conviction of a felony or (B) engaging in conduct which constitutes willful gross misconduct which is demonstrably and materially injurious to the Campbell Group, monetarily or otherwise. No act, nor failure to act, on the Participant's part, shall be considered "willful" unless he or she has acted, or failed to act, with an absence of good faith and without a reasonable belief that his or her action or failure to act was in the best interest of the Campbell Group.

(c) **Good Reason.** For purposes of this Article XII, with respect to any Participant, (i) "Good Reason" shall be defined as set forth in any individual agreement applicable to a Participant, or (ii) in the case of a Participant who does not have an individual agreement that defines Good Reason, then Good Reason shall mean any of the following events or conditions:

(A) a reduction in the Participant's base salary or any failure to pay the Participant any compensation or benefits to which he or she is entitled within thirty (30) days of the date due;

(B) the Campbell Group's requiring the Participant to be based at any place outside a 50-mile radius from his or her site of employment prior to the Change in Control, except for reasonably required travel on the Campbell Group's business which is not greater than such travel requirements prior to the Change in Control;

(C) the failure by the Campbell Group to provide the Participant with compensation and benefits, in the aggregate, substantially equivalent (in terms of benefit levels and/or reward opportunities) to those provided for under compensation or employee benefit plans, programs and practices as in effect immediately prior to the Change in Control (or as in effect following the Change in Control, if greater);

(D) any purported termination of the Participant's employment for Cause which does not comply with the requirements of the definition of "Cause" as set forth in Section 12.2(b); or

(E) the failure of the Company to obtain an agreement from any successor or assign of the Company to assume and agree to perform the Plan.

§ 12.3 **Effect of Change in Control on Certain Awards.**

(a) If the Company is the surviving corporation following a Change in Control, or the Acquiror assumes the outstanding Awards or substitutes equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Awards, then all such Awards or such substitutes therefore shall remain outstanding and be governed by their respective terms and the provisions of the Plan; provided, that, unless otherwise provided in an Award Statement, the performance conditions applicable to Restricted Performance Stock or Performance Units shall be deemed achieved (i) for any completed performance period, based on actual performance, or (ii) for any partial or future performance period, at the greater of the target level or actual performance, in each case as determined by the Committee in its discretion, and such Award shall remain subject only to time-based vesting over the remainder of the applicable Performance Period.

(b) If the Company is not the surviving corporation following a Change in Control, and the surviving corporation following such Change in Control or the acquiring corporation (such surviving corporation or acquiring corporation is hereinafter referred to as the "Acquiror") does not assume the outstanding Awards or does not substitute equivalent equity awards relating to the securities of such Acquiror or its affiliates for such Awards, then (i) all outstanding Options and SARs shall become immediately and fully vested and exercisable, (ii) all outstanding Restricted Stock and Restricted Stock Units shall become fully vested and all restrictions will immediately lapse, and (iii) the performance conditions applicable to Restricted Performance Stock or Performance Units shall be deemed achieved (A) for any completed performance period, based on actual performance, or (B) for any partial or future performance period, at the greater of the target level or actual performance, in each case as determined by the Committee in its discretion, and a Participant shall become vested in, and restrictions shall lapse on, such Restricted Performance Stock or Performance Units held by such Participant.

(c) Notwithstanding anything in Section 12.3(a) or 12.3(b), if Awards are not continued, assumed or substituted, the Committee may, in its sole discretion, provide for a cash payment to be made to a Participant for the outstanding Awards upon the consummation of the Change in Control, determined on the basis of the fair market value that would be received in such Change in Control by the holders of the Company's securities relating to such Awards (which measure may, for the avoidance of doubt, provide for the cancellation of such Awards, including out-of-the-money Awards for which the cash payment is $0). In the case of Options and SARs or similar Awards, the fair market value may equal the excess, if any, of the value or amount of the consideration to be received in the Change in Control by the holders of the Company's securities relating to such Awards over the aggregate Option Price of such Awards or portion thereof being canceled, or if there is no such excess, zero. Notwithstanding the foregoing, any Option intended to be an Incentive Stock Option under Section 422 of the Code which is assumed by the Acquiror shall be adjusted in a manner to preserve such status.

(d) If the employment of a Participant with the Campbell Group is terminated (A) without Cause (as defined in Section 12.2(b)) or (B) by the Participant for Good Reason, in either case within twenty-four (24) months following a Change in Control, then all outstanding Awards that were granted prior to the Change in Control shall become immediately and fully exercisable (or in the case of Restricted Stock and Restricted Stock Units, fully vested and all restrictions will immediately lapse).

(e) If the employment of a Participant with the Campbell Group is terminated for Cause within twenty-four (24) months following a Change in Control, then any Options or SARs of such Participant shall expire, and any non-vested Restricted Stock, Restricted Performance Stock, Restricted Stock Units or Performance Units shall be forfeited, and any rights under such Awards shall terminate immediately.

(f) Outstanding Options or SARs which vest in accordance with Section 12.3, may be exercised by the Participant in accordance with Section 5.6; provided, however, that a Participant whose Options or SARs become exercisable in accordance with Section 12.3(d) may exercise a SAR or an Option at any time within three years after such termination (or such longer period of time as provided in the applicable Award Statement or under rules established by the Committee), except that an Option or SAR shall not be exercisable on any date beyond the expiration date of such Option or SAR.

§ 12.4 **Amendment or Termination.**

(a) This Article XII shall not be amended or terminated at any time if any such amendment or termination would adversely affect the rights of any Participant under the Plan.

(b) For a period of twenty-four (24) months following a Change in Control, the Plan shall not be terminated (unless replaced by a comparable long-term incentive plan). Any amendment or termination of the Plan prior to a Change in Control which (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, shall be null and void and shall have no effect whatsoever.


Campbell's
THE
Campbell's
COMPANY

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THE
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